

2022 ANNUAL REPORT

Long-Term Durable Growth

INNOVATION | OPERATIONS | EXECUTION

Financial Highlights

FROM CONTINUING OPERATIONS *(Dollars in millions, except per share data)*



Net Revenues
2022
$2,791.0
0.7% Decrease

2019	2020	2021
$2,595.4	$2,537.2	$2,809.6



Research and Development
2022
$153.8
17.6% Increase

2019	2020	2021
$113.9	$119.7	$130.8



2022 Revenues *by Geography*

59%	**20%**	**11%**	**10%**
Americas	Europe, Middle East, and Africa	Asia Pacific	OEM



2022 Adjusted Earnings Per Share[1]
2022
$13.06
2.0% Decrease

2019	2020	2021
$11.15	$10.67	$13.33



Net Cash Provided by Operating Activities
2022
$342.8
47.4% Decrease

2019	2020	2021
$437.1	$437.1	$652.1



2022 Revenues *by Product Profile*

26%	**64%**	**10%**
High-Growth	Durable Core	Other

[1] A table reconciling adjusted earnings per share to the most directly comparable GAAP measure can be found at the end of this Annual Report.

• Our "high-growth" portfolio is spread across several business units, and includes UroLift®, MANTA®, EZ-IO®, and OnControl®, as well as hemostatic products, PICCS, and internal stapling.

• Our "durable core" portfolio includes Teleflex products outside of the "high-growth" and "other" categories.

• Our "other" category includes sales of respiratory products not included in the divestiture to Medline, as well as urology care products and revenues associated with the manufacturing and supply transition agreements we entered into in connection with the respiratory business divestiture.

Long-Term Durable Growth

As one of the world's leading medical device companies, Teleflex has a strong foundation for driving long-term durable growth. In 2022, we leveraged our core strengths in INNOVATION, OPERATIONS, and EXECUTION to navigate market challenges and advance every tenet of our business strategy.





INNOVATION

Our deep commitment to innovation has enabled us to build a broad and diverse portfolio of differentiated products backed by industry-leading brands. We actively leverage this portfolio to fuel our growth, and we consistently drive new innovation initiatives for the future.

OPERATIONS

Our powerful global infrastructure is founded on a world-class supply chain that spans 21 distribution centers and allows us to serve more than 80,000 customers in 135 countries worldwide. We continuously invest in this infrastructure to meet customer demand, manage market challenges, and capitalize on attractive growth opportunities.

EXECUTION

Our distinctive culture inspires us to approach everything we do with a nimble outlook, exceptional discipline, and an unwavering commitment to excellence. This has yielded a track record for strong execution that cuts across every aspect of our business—from innovation and global expansion, to acquisitions, margin growth, and financial initiatives.

Teleflex has a strong and growing product portfolio that comprises many trusted names in medical technology, including Arrow®, Deknatel®, LMA®, Pilling®, Rüsch®, UroLift®, QuikClot®, and Weck®. Each of these brands holds a strong position within its market, founded on a reputation for delivering unique solutions and maintaining exceptional quality. Together, our brands help us to fulfill our core purpose of improving the health and quality of people's lives.

ARROW®   DEKNATEL®   LMA®   Pilling®

RÜSCH®   UROLIFT®      WECK®

To Our Shareholders:

In 2022, businesses around the world faced a range of market pressures, some of which hampered productivity and performance on a global scale. The Teleflex team met these obstacles head-on, continuing to execute our business strategy with diligence and discipline. As a result, the majority of our businesses delivered positive performance during a very difficult year. Moreover, we maintained our momentum, and we enter 2023 on track to meet our long-term goals.



Driving Progress in 2022:

- **We fueled organic growth**, developing and marketing existing products, and investing in product innovation for the future.

- **We maintained healthy margins** by employing pricing strategies, and prioritizing the growth of select high-margin products and sectors.

- **We optimized our business**, expanding in high-growth markets and regions, acquiring Standard Bariatrics, and continuing to execute our restructuring plan.

- **We continued to invest in clinical education**, providing product training to more than 185,000 healthcare professionals around the world.

- **We advanced our commitment to Corporate Social Responsibility (CSR)**, including enhancing our Diversity, Equity & Inclusion initiative, and promoting our environmental goals.

Our ability to deliver these accomplishments in a turbulent market underscores the value of our past investments in innovation and infrastructure. More importantly, it highlights the extraordinary dedication and resilience of the Teleflex team. Our people consistently execute well, regardless of the market cycle. In the process, they enable Teleflex

to deliver steady value to our customers, patients, and communities around the world. We would like to thank each member of our team for supporting and advancing our corporate objectives.

Strong Execution

Global dynamics created a formidable operating environment for the medical device industry in 2022. Inflation impacted many world markets, increasing the costs of raw materials and shipping. This was compounded by headwinds from foreign exchange rates. Our industry also continued to experience intermittent supply chain disruptions throughout the year, including issues related to freight, logistics, and the availability of select raw materials and components. Collectively, these pressures challenged us, requiring our team to approach each hurdle with determination and flexibility.

Our established strength in operations served us well. We leveraged our global supply chain to align our manufacturing and shipping functions with market shifts and meet customer demand. This included exploring alternate sources for raw materials, increasing our manufacturing output of select products, and adjusting our product allocation. We worked to offset cost pressures by seeking new ways to minimize our operating expenses, as well as by employing more targeted pricing strategies. We also maintained our commitment to delivering exceptional quality control across every facet of our business. Our efforts generated excellent results, with the vast majority of our businesses delivering strong performance within an exceptionally challenging environment. At the same time, we continued to advance each tenet of our strategy for durable growth.

Advancing Our Strategy

During the year, we unveiled a new three-year business strategy to deliver long-term durable growth. This plan centers on four priorities: driving sustainable revenue growth, achieving margin and earnings expansion, optimizing our product portfolio, and advancing corporate social responsibility and an inclusive culture. We are making meaningful progress in every area.

Our first strategic priority is to drive sustainable revenue growth by investing in clinical areas and markets that can deliver elevated growth and command higher margins. From a business development perspective, we have divided our portfolio into three categories—High-Growth, Durable Core, and Other. Our High-Growth category is a key contributor to our growth, and we are working to expand our portfolio of products in this category. Our High-Growth category includes innovative products that are in an early phase of market penetration and and have a long runway for growth. Our Durable Core category includes select Interventional, Anesthesia, Emergency Medicine, Vascular Access, Surgical, and OEM products. Our Durable Core products have a steady growth outlook and generate strong cash flow, so we are committed to supporting their ongoing development. We see a significant opportunity to expand our presence overseas, especially in the Asia Pacific region. We are launching some of our proven products into untapped regions, while expanding our sales team.

Our second strategic priority is to achieve margin and earnings expansion. We are advancing this goal by working to increase the percentage of sales associated with our High-Growth portfolio. This includes introducing new products, and extending our existing products across new markets, regions, and clinical applications. We are also generating cost savings through restructuring initiatives. Between 2023 and 2025, we expect to realize incremental cost savings of between $45 million and $51 million through the restructuring plans we are currently executing.

Our third strategic priority is to optimize our product portfolio by developing new products, promoting the increased utilization of existing products, and executing our M&A strategy. In 2022, we drove market penetration of our High-Growth product families. We rolled out the MANTA® Vascular Closure Device in Canada and began a real-word clinical study for this product. We introduced The UroLift® System in Japan and China, and we launched The UroLift® 2 System and The UroLift® ATC Advanced Tissue Control System in the United States. We also strengthened our Surgical portfolio by completing the acquisition of Standard Bariatrics. This acquisition brought us new technology that will contribute to our revenue growth and margin expansion.

Our final strategic priority is to advance corporate social responsibility and an inclusive culture across our enterprise. This is a core focus for Teleflex, as it provides us with the platform required to fulfill our commitments to patients, clinicians, communities, and shareholders. Our dedication to this initiative is underscored by our improved MSCI ESG Ratings assessment, which rose to A in 2022, up from BB in 2020 (based on a scale of AAA-CCC). In addition, we were named to the 2022 Forbes Best Employers for Diversity list, further validating the success of our efforts.

Moving Ahead

Our steady performance during a difficult year highlighted the many strengths that position us for a bright future. Our diversified portfolio helped insulate us from market pressures, our team excelled in meeting customer needs, and our powerful infrastructure positioned us to manage changing dynamics and continue to deploy our strategy. In addition, our strong balance sheet enabled us to maintain our M&A activities and pave the way for future growth.

Market demographics support our positive outlook. Around the world, the number of people over the age of 65 is growing rapidly. Our portfolio is intentionally focused on procedures that are common as people age, so this trend will drive the utilization of our products. As we move ahead, we will work to capitalize on this dynamic to accelerate our strategies for long-term durable growth. We will leverage our portfolio to deliver constant currency growth and margin expansion. We will drive operational efficiency, while seeking to offset the impact of inflation and supply chain challenges. We will channel our strong free cash flow to fund attractive M&A opportunities. And we will continue to expand our CSR commitment and foster an inclusive and welcoming work environment. In the process, we expect to reward you—our valued shareholders—with the increasing value you deserve.



LIAM KELLY
Chairman, President and Chief Executive Officer



THOMAS E. POWELL
Executive Vice President and Chief Financial Officer

Making a Difference

At Teleflex, we have a clear purpose: To provide clinically effective medical technologies that improve the health and quality of people's lives. We advance this purpose by working with the global healthcare community to identify unmet clinical needs and to develop innovative products and technologies that meet those needs. This is a continuous and complex effort that requires a powerful enterprise—one with expertise, scale, strong execution skills, and superior standards for quality.

Executive Management Team



Liam Kelly
Chairman, President and Chief Executive Officer



Thomas E. Powell
Executive Vice President and Chief Financial Officer



Karen Boylan
Corporate Vice President, Global Strategic Projects



Howard Cyr
Corporate Vice President and Chief Compliance Officer



John Deren
Corporate Vice President and Chief Accounting Officer



Michelle Fox
Corporate Vice President and Chief Medical Officer



Cameron Hicks
Corporate Vice President and Chief Human Resources Officer



Daniel V. Logue
Corporate Vice President, General Counsel and Secretary



Daniel Price
Corporate Vice President, Commercial Finance



Dominik Reterski
Corporate Vice President, Quality Assurance/ Regulatory Affairs



Matt Tomkin
Corporate Vice President, Business Development



Jay White
Corporate Vice President and President, Global Commercial



James Winters
Corporate Vice President, Manufacturing and Supply Chain

High-Growth Products in Multiple Clinical Areas

Teleflex employs approximately 15,500 employees who serve over 80,000 customers in 135 countries worldwide. Our portfolio encompasses more than 23,000 products that deliver value across seven different clinical areas: Vascular Access, Interventional Cardiology and Radiology, Anesthesia, Emergency Medicine, Surgical, and Urology. Some of our key high-growth products include:

Titan SGS® addresses unmet needs in sleeve gastrectomy surgical procedures by offering the longest continuous staple cutline.



Arrow® OnControl® Powered Bone Access System uses a power driver platform, combined with procedure-specific trays, to deliver larger, high-quality bone marrow samples, which may provide a more accurate diagnosis.

MANTA® Vascular Closure Device is the first commercially available biomechanical vascular closure device specifically designed for large bore femoral arterial access site closure.

Arrowg+ard Blue Advance® PICC offers both antimicrobial and antithrombogenic protection, reducing the risk of certain catheter-related complications.

The UroLift® System is a unique, minimally invasive technology for the treatment of benign prostatic hyperplasia (BPH).

Arrow® EZ-IO® Intraosseous Vascular Access System provides up to 24 hours of intraosseous access in emergent, urgent, or medically necessary cases where vascular access is difficult to obtain.



QuikClot Control+® is a proprietary hemostatic technology specially formulated to help control severe internal bleeding.








Delivering Long-Term Durable Growth

As one of the world's leading medical device companies, Teleflex is deeply committed to strengthening our leadership position and capturing additional share. We have established the following four strategic priorities to help us achieve these goals and drive long-term durable growth:

• Driving sustainable constant currency revenue growth
• Achieving margin and earnings expansion
• Optimizing our product portfolio
• Advancing corporate social responsibility and an inclusive culture

Driving Sustainable Constant Currency Revenue Growth

We are leveraging our product portfolio by carefully positioning select, high-growth products within targeted global markets. This strategy drives both margins and revenues, thereby generating strong free cash flow to fund new growth opportunities. We view our portfolio as having three product categories, a High-Growth portfolio, Durable Core, and Other. Our High-Growth portfolio includes seven highly innovative product families with significant growth potential. In fact, we estimate that these products have a combined addressable market of approximately $14 billion. We estimate that to date we have penetrated only 5% of this adressable market, and we are diligently working to capitalize on this opportunity. This includes organic initiatives, such as investing in innovation, introducing our existing products into new markets, and expanding our global sales base. Our Durable Core growth drivers include products within our Vascular Access, Surgical, and OEM businesses. We are capitalizing on our category leadership in these businesses to capture additional share and fuel ongoing growth.

Achieving Margin and Earnings Expansion

Some of our products deliver higher than average margins, and we are committed to increasing our revenue mix of these products. These include our hemostatic devices, our peripherally inserted central catheters, The UroLift® 2 System, Arrow® EZ-IO® Intraosseous Vascular Access System, Arrow® OnControl® Powered Bone Access System, and MANTA® Vascular Closure Device. We are also driving margins by executing prudent restructuring initiatives. Between 2023 and 2025, we expect our current restructuring programs to generate cost savings of $45 million - $51 million. Finally, we are capitalizing on our sales infrastructure to make select distributor-to-direct conversions. This has been a successful strategy for Teleflex, and we see opportunities for additional conversions. We currently generate approximately 6% of our global revenue from the distributor channel, and we believe we can convert a portion of these revenues to direct sales over time.



Our High-Growth products have penetrated only 5% of a combined addressable market of

approximately
$14B



BETWEEN 2023 & 2025

we expect our existing restructuring programs to generate cost savings of

$45M—$51M



80+
deals closed

$4.8B
transaction value

BETWEEN 2011 AND 2022



IN 2022

**Teleflex was named by Forbes
as one of the Best Employers for**

DIVERSITY

Optimizing Our Product Portfolio

We continue to optimize our product portfolio by launching new products, divesting non-core assets, and executing our proven M&A strategy. Between 2011 and 2022, we completed more than 80 M&A transactions, deploying $4.8 billion in capital. We have an experienced business development team with strong institutional knowledge, backed by a proven ability to leverage our acquired assets to drive business growth. A prime example is our acquisition of NeoTract in 2017, which brought us The UroLift® System. Since then, we have introduced this technology in Japan and China, and we have launched two new products in the United States. We take a highly disciplined approach to identifying acquisition opportunities. We seek assets with category leadership, clear clinical benefits, the ability to lower the overall cost of care, and strong intellectual property protection. We also target opportunities that enable us to leverage our infrastructure and expand our geographic footprint. From a financial perspective, we look for assets that are accretive to growth and margins.

Advancing Corporate Social Responsibility and an Inclusive Culture

Our Corporate Social Responsibility (CSR) program spearheads a wide range of initiatives that benefit Teleflex as a whole, and create advantages for our key stakeholders, including employees, customers, investors, communities, and the overall healthcare marketplace. These initiatives include using our innovation competency to develop safe products that fill unmet patient needs, as well as providing humanitarian assistance. We also employ best practices for sustainability, including installing solar panels at five global manufacturing sites. In addition, we reduced our volume of packaging materials to lower both consumption and waste, and we invested in software to track our carbon footprint, water usage, and employee health and safety metrics. We also continuously promote our Diversity, Equity & Inclusion initiatives, providing inclusive training for our global business leaders, and taking measures to ensure that our employees around the world have a supportive and rewarding work environment. Collectively, our CSR efforts build trust among our constituents, aligning with our business strategy to drive long-term durable growth.

Executing Our Strategy

We are committed to delivering long-term durable growth across our reportable segments. Our business leaders around the world provide the foundation for this, executing both corporate and regional strategies to manage shifting market dynamics and advance our progress.



PRANEET MEHROTRA
President, APAC



APAC

"We are leveraging rapid growth in the APAC region to advance our corporate strategy. This includes launching new products, expanding our sales team, and strengthening our leadership."

In 2022, our APAC business experienced inflation and unfavorable foreign exchange rates, as well as sporadic lock-downs in China related to COVID-19. We also faced fallout from the China Volume Based Procurement policy, which reduced the price of certain medicines and medical devices. Despite these challenges, our APAC business delivered double-digit revenue growth for the year. We launched new products in Japan, China and India, and we posted strong performance in Australia and South Korea. In 2023, we expect China to benefit from post-COVID recovery. We plan to continue to roll out The UroLift® System in Japan and China, and to launch this product in Taiwan and India. We are also investing in digital marketing to reach a larger audience across select products, including UroLift®, GuideLiner®, MANTA®, and EZ-IO®.



MATTHEW JAMES
President, EMEA



EMEA

"Our portfolio includes world-class brands that hold positions of market leadership, inspire exceptional customer loyalty, and have long-term growth potential."

In 2022, EMEA faced global supply chain issues and ongoing regulatory shifts. Our operations team met these challenges head-on, maintaining steady product flow while delivering EMEA's fastest growth rate in recent memory. This progress was largely driven by our EMS and trauma products, including our hemostatic portfolio, our PICC products, and MANTA®. As we move ahead, we are continuing to fuel our growth by providing an exceptional customer experience and promoting our key franchises, including Emergency Medicine, Interventional Urology, and Interventional Cardiology. Finally, we are continuing to develop our greatest asset— our people—in order to improve the health and quality of people's lives.

"Recognizing that everything we do as a company impacts patient care, Clinical and Medical Affairs professionals provide medical and market access insight, share emerging science, and identify trends in clinical practice that are beneficial to patients and the company alike. At Teleflex, our clear clinical vision supports our business goals. One of the ways we bring this vision to life is by offering multidisciplinary clinical education programs. In 2022, we supported our APAC and EMEA businesses by conducting multiple information summits on Benign Prostatic Hyperplasia (BPH). We also made progress in translating content on Teleflex Academy to ensure our courses are available in local languages. In 2022, we reached healthcare professionals across 115 countries. We will continue to expand our clinical education programs for our clinically differentiated and high-growth portfolio."



MICHELLE FOX
*Corporate Vice President
& Chief Medical Officer*



GREG STOTTS
President and General Manager, OEM



OEM

"Some companies design well, others manufacture well. Teleflex excels at both, delivering a combination of expert design and full scalability that sets us apart."

As a vertically integrated business, Teleflex OEM excels at both design and production, and in 2022, the value of this structure was clear. During the year, raw materials shortages left many medical device providers struggling to obtain components, and global inflation strained operations. While Teleflex was not immune to these challenges, our vertically integrated structure provided key advantages. Our role as a components supplier reduced our vulnerability to materials shortages, and our role as a manufacturer enabled us to apply pricing strategies to offset inflation. As a result, we were able to deliver positive performance within a difficult environment. As we move ahead, we will continue to execute our strategy, collaborating with our customers to shape the future of healthcare. This will include continuing to leverage our three Epic Centers to enable a fast and accurate development process.



JAKE NEWMAN
President, The Americas



The Americas

"We are investing in select high-growth clinical areas, and targeting products that support essential medical procedures, positioning us to promote significant utilization."

Our commitment to improving patient outcomes drives us to build and sustain our portfolios intentionally, and to uphold strict quality standards. In 2022, we leveraged these disciplines to combat inflation, supply chain challenges, reduced patient volume in some segments, and clinician workforce shortages. Specifically, we increased pricing where reasonable to offset unfavorable foreign exchange rates and inflation. We supported our High-Growth and Durable Core portfolios by investing in clinical education programs and channel expansions, along with acquisitions, such as Standard Bariatrics. And we increased our investment in sustainability for the future. As a result, the majority of our High-Growth business segments posted positive performance. Moving forward, we plan to enhance our focus on front-end innovation, new product development, sustaining our portfolios for business continuity, and lifecycle management. We are also investing in enhanced R&D processes to expedite product development and improve the cadence of our product releases over time.

"**Delivering an exceptional customer experience is a priority for Teleflex, and we continuously seek new ways to engage our customers, promote loyalty, and accelerate growth. In 2022, we continued to invest in myTeleflex.com, our order management platform in the United States, and Teleflex Academy, our global clinical education program. As a result of these and other initiatives, we generated a Net Promoter Score of 54, representing our highest customer loyalty rating to date.**"



WHITNEY REYNOLDS
Vice President, Global Customer Experience

Fulfilling Our Responsibility

Our Corporate Social Responsibility (CSR) program is dedicated to benefiting our employees, our customers, their patients, and the planet, and it is founded on four pillars, which provide a framework for us to set and achieve clear goals. Each year, we catalogue our progress toward these goals in our Global Impact Report. This report highlights the CSR achievements of our enterprise across these four pillars. We invite you to view our current report at www.teleflex.com.

Principles of Ethics & Governance

We embrace strong business ethics and maintain exceptional compliance standards. These disciplines cut across all of our functions, influencing our interactions with suppliers and customers, guiding our sales and marketing activities, and driving our standards for IT security and privacy.

Planet & Environment

Our Zero Harm vision inspires us to make ecologically responsible business decisions. These include reducing waste and minimizing emissions, as well as maintaining responsible consumption and production protocols, such as tracking our global energy consumption, and installing solar energy panels at our manufacturing facilities.

People

We provide professional development opportunities, offer attractive benefits packages, and administer a range of employee recognition programs. We also prioritize employee health and safety, and we offer a variety of support mechanisms to every member of our team.

Prosperity & Sustainable Healthcare

We fund and conduct a vast range of medical education and clinical research programs. Collectively, these programs support and educate clinicians, and help ensure the safe and effective use of our products. We foster philanthropy by sponsoring local organizations, encouraging employee volunteer activities, funding medical grants, and providing humanitarian aid.

Best Place to Work

In November 2022, Teleflex was named one of the Best Places to Work by the MedReps community of medical sales talent, capturing the number one spot among large companies, and marking the sixth consecutive year we have been on this prestigious list.

The MedReps Best Places to Work list is compiled based on feedback from medical sales professionals across North America who are asked to rank medical device companies and to rate them based on such attributes as compensation, innovation, career mobility, leadership, culture, diversity, equity and inclusion, reputation, flexibility, and remote work options.



Diversity, Equity & Inclusion

Our Diversity, Equity & Inclusion (DEI) Council promotes diversity across our enterprise, and fosters a welcoming and inclusive work environment. We have established Regional DEI Councils in the United States and Canada, Latin America, EMEA, and APAC to execute and advance our DEI strategies around the world. In 2022, Teleflex was named to the Forbes Best Employers for Diversity list, validating our efforts in this critical area.

    

SHANTÉ DEMARY
Co-Chair Global DEI Council, Chair of North America Regional DEI Council

LIAM KELLY
Co-Chair Global DEI Council, Chairman, President and CEO

SUNNY SOHAL
Chair of EMEA Regional DEI Council

ISRAEL RINZA
Chair of Latin America Regional DEI Council

RUBY LIU
Chair of Asia Pacific Regional DEI Council



Our Core Values

Our Core Values are the foundation for our success. These values are centered around people, and they highlight the tenets that define Teleflex, including an entrepreneurial spirit that encourages innovation, a dedication to building and maintaining trust, and a commitment to cultivating a fun work environment. We take decisive measures to ensure our Core Values are reflected in everything we do, including integrating them into our hiring, training, review, and reward practices. In the process, we ensure that each member of the Teleflex team is inspired to put the Teleflex Core Values into action every day.



JOIN Act with Purpose

JOIN Act with Purpose is an employee-driven forum that enables our employees to share information about local volunteer opportunities, encouraging them to engage in social responsibility activities within their communities. We showcase these activities annually in the JOIN Impact Report, which is available at www.teleflex.com. We also provide our workforce with JOIN IN It Together, an online forum where Teleflex employees who are working remotely can connect with each other for camaraderie and support.

The Teleflex Foundation

Established in 1979, the Teleflex Foundation has a proud heritage of providing financial support to qualified nonprofit organizations through a variety of vehicles. These include the Make a Difference (MAD) Grant, which awards cash grants to select healthcare charities in which our employees are involved. Our Matching Gifts program matches employee gifts of $50 and above to most organizations that are qualified for exemptions under Section 501(c)(3) of the Internal Revenue Code. The Teleflex Foundation is also a long-time supporter of Americares and an established Americares Emergency Response Partner.

Teleflex Chairman's Award

Each year, we bestow the Teleflex Chairman's Award on select employees and employee teams for delivering outstanding accomplishments related to innovation, customer focus, productivity, and/or sustainability. In 2022, our employees nominated their colleagues from around the world for this award, and after careful evaluation, awards were presented to:



JORDAN PRESSLEY

While designing a new needle size for the EZ-IO® product line, Jordan learned of an initiative related to needle packaging that was already in process. To improve overall product usability, Jordan integrated the initiative within his design scope. Using a manual process, Jordan conducted a product analysis and isolated potential variability issues. Based on this, Jordan designed a new manufacturing and assembly line that enabled the team to maintain the production process, and ensure a seamless design transfer.



ERIN HILL

In addition to performing her existing sales responsibilities, Erin volunteered to work with multiple clinical and legal functions to develop training materials, enhance product training models, and provide expertise to help business units perform at higher levels. At the company's request, Erin prepared a critical presentation, planned five hands-on product demo workstations, and shared her clinical knowledge with key customers. Erin's expertise earned Teleflex approved access to support cases, and afforded the company greater exposure to these customers.



MARCOS MORALES

While already managing industrywide raw materials shortages, a Teleflex packaging facility was presented with significant new supply challenges, including a constraint for a specific film used across its production. To ensure uninterrupted operations, Marcos identified alternative materials, provided required information for R&D, and coordinated process validation for the forming and sealing parameters using the alternative film. He completed these activities in less than two weeks, enabling the facility to maintain operations and meet customer demands.

Kulim Capacity Ramp-Up Task Force

The Kulim site team was informed they had eight months to prepare for a substantial increase in their annual production volume of silicone products. They established a task force and quickly conducted a capacity gap analysis, considering critical factors such as cleanroom space, technology changes, supply chain lead times, workforce requirements, and training. As a result of their efforts, the Kulim site met the new capacity requirements ahead of schedule with zero quality and safety issues.

    
    

(Pictured from top left to bottom right) Ameer Najwan bin Mohd Shafiee, Nasyitah binti Sulaiman, Muhamad Shauwal bin Shariff, Zulhusni bin Saad, Muhamad Hanif bin Samsudin, Patmanathan a/l Karthigesan, Suhaila bt Ahmad, Muneswaren A/L Gandhi, Quah Eng Hong, Sharifah Shafini Tungku Syed Petra



Form 10K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

This page intentionally left blank.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022 or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from__________ to __________.
Commission file number 1-5353

TELEFLEX INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	**23-1147939**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. employer identification no.)**
550 East Swedesford Road, Suite 400, Wayne, Pennsylvania	**19087**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (610) 225-6800

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $1.00 per share	TFX	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ¨ ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the Common Stock of the registrant held by non-affiliates of the registrant 27,089,952 shares on June 26, 2022 (the last business day of the registrant's most recently completed fiscal second quarter) was $6,990,562,114[1]. The aggregate market value was computed by reference to the closing price of the Common Stock on such date, as reported by the New York Stock Exchange.

The registrant had 46,944,155 shares of Common Stock outstanding as of February 21, 2023.

DOCUMENT INCORPORATED BY REFERENCE:

Certain provisions of the registrant's definitive proxy statement in connection with its 2023 Annual Meeting of Stockholders, to be filed within 120 days of the close of the registrant's fiscal year, are incorporated by reference in Part III hereof.

(1) For purposes of this computation only, the registrant has defined "affiliate" as including executive officers and directors of the registrant and owners of more than five percent of the common stock of the registrant, without conceding that all such persons are "affiliates" for purposes of the federal securities laws.

TELEFLEX INCORPORATED
ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2022
TABLE OF CONTENTS

Information Concerning Forward-Looking Statements

All statements made in this Annual Report on Form 10-K, other than statements of historical fact, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "will," "would," "should," "guidance," "potential," "continue," "project," "forecast," "confident," "prospects" and similar expressions typically are used to identify forward-looking statements. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. These statements are not guarantees of future performance and are subject to risks and uncertainties, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by these forward-looking statements due to a number of factors, including:

- changes in business relationships with and purchases by or from major customers or suppliers;

- delays or cancellations in shipments;

- demand for and market acceptance of new and existing products;

- the impact of inflation and disruptions in our global supply chain on us and our suppliers (particularly sole-source suppliers and providers of sterilization services), including fluctuations in the cost and availability of resins and other raw materials, as well as certain components, used in the production or sterilization of our products, transportation constraints and delays, product shortages, energy shortages or increased energy costs, labor shortages in the United States and elsewhere, and increased operating and labor costs;

- our inability to integrate acquired businesses into our operations, realize planned synergies and operate such businesses profitably in accordance with our expectations;

- our inability to effectively execute our restructuring programs;

- our inability to realize anticipated savings resulting from restructuring plans and programs;

- the impact of enacted healthcare reform legislation and proposals to amend, replace or repeal the legislation;

- changes in Medicare, Medicaid and third-party coverage and reimbursements;

- the impact of tax legislation and related regulations;

- competitive market conditions and resulting effects on revenues and pricing;

- global economic factors, including currency exchange rates, interest rates, trade disputes, sovereign debt issues and international conflicts and hostilities, such as the ongoing conflict between Russia and Ukraine;

- public health epidemics including the novel coronavirus (referred to as COVID-19);

- difficulties entering new markets; and

- general economic conditions.

For a further discussion of the risks relating to our business, see Item 1A, "Risk Factors" in this Annual Report on Form 10-K. We expressly disclaim any obligation to update these forward-looking statements, except as otherwise explicitly stated by us or as required by law or regulation.

PART I

ITEM 1. *BUSINESS*

Teleflex Incorporated is referred to herein as "we," "us," "our," "Teleflex" and the "Company."

THE COMPANY

Teleflex is a global provider of medical technology products that enhance clinical benefits, improve patient and provider safety and reduce total procedural costs. We primarily design, develop, manufacture and supply single-use medical devices used by hospitals and healthcare providers for common diagnostic and therapeutic procedures in critical care and surgical applications. We market and sell our products to hospitals and healthcare providers worldwide through a combination of our direct sales force and distributors. Because our products are used in numerous markets and for a variety of procedures, we are not dependent upon any one end-market or procedure. Our major manufacturing operations are located in the Czech Republic, Malaysia, Mexico and the United States (the "U.S.").

We are focused on achieving consistent, sustainable and profitable growth and improving our financial performance by increasing our market share and improving our operating efficiencies through:

- development of new products and product line extensions;

- investment in new technologies and broadening the application of our existing technologies;

- expansion of the use of our products in existing markets and introduction of our products into new geographic markets;

- achievement of economies of scale as we continue to expand by utilizing our direct sales force and distribution network to sell new products, as well as by increasing efficiencies in our sales and marketing organizations, research and development activities and manufacturing and distribution facilities; and

- expansion of our product portfolio through select acquisitions, licensing arrangements and business partnerships that enhance, expand or expedite our development initiatives or our ability to increase our market share.

Our research and development capabilities, commitment to engineering excellence and focus on low-cost manufacturing enable us to bring to market cost effective, innovative products that improve the safety, efficacy and quality of healthcare. Our research and development initiatives focus on developing these products for both existing and new therapeutic applications, as well as developing enhancements to, and product line extensions of, existing products. During 2022 we introduced several product line extensions and six new products. Our portfolio of existing products and products under development consists primarily of Class I and Class II medical devices, most of which require 510(k) clearance by the U.S. Food and Drug Administration ("FDA") for sale in the U.S., and some of which are exempt from the requirement to obtain 510(k) clearance. We believe that seeking 510(k) clearance or qualifying for 510(k)-exempt status reduces our research and development costs and risks, and typically results in a shorter timetable for new product introductions as compared to the premarket approval, or PMA, process that would be required for Class III medical devices. See "Government Regulation" below for additional information.

HISTORY AND RECENT DEVELOPMENTS

Teleflex was founded in 1943 as a manufacturer of precision mechanical push/pull controls for military aircraft. From this original single market, single product orientation, we expanded and evolved through entries into new businesses, development of new products, introduction of products into new geographic or end-markets and acquisitions and dispositions of businesses. Throughout our history, we have continually focused on providing innovative, technology-driven, specialty-engineered products that help our customers meet their business requirements.

Beginning in 2007, we significantly changed the composition of our portfolio of businesses, expanding our presence in the medical device industry, while divesting all of our other businesses, which served the aerospace, automotive, industrial and marine markets. Following the divestitures of our marine business and cargo container and systems businesses in 2011, we became exclusively a medical device company.

In 2017, we completed two large scale acquisitions: NeoTract, Inc. ("NeoTract") and Vascular Solutions, Inc. ("Vascular Solutions"). NeoTract was a medical device company that developed and commercialized the UroLift System, a minimally invasive medical device for treating lower urinary tract symptoms due to benign prostatic hyperplasia, or BPH. Vascular Solutions was a medical device company that developed and marketed clinical products for use in minimally invasive coronary and peripheral vascular procedures.

4

In 2021, we divested certain product lines within our global respiratory product portfolio to Medline Industries, Inc. ("Medline") (the "Respiratory business divestiture"). We completed the initial phase of the Respiratory business divestiture on June 28, 2021. The second and final phase of the Respiratory business divestiture will occur once we transfer certain additional manufacturing assets to Medline and is expected to occur prior to the end of 2023.

See "Our Products" below and Note 4 to the consolidated financial statements included in this Annual Report on Form 10-K for additional information.

We expect to continue to increase the size of our business through a combination of acquisitions and organic growth initiatives. In addition, we may identify further opportunities to expand our margins through strategic divestitures of existing businesses and product lines that no longer meet our objectives.

Restructuring programs

We continue to execute our footprint realignment and other restructuring programs designed to improve efficiencies in our manufacturing and distribution facilities and, to a lesser extent, our sales and marketing and research and development organizations. See Note 5 to the consolidated financial statements included in this Annual Report on Form 10-K for additional information.

OUR SEGMENTS

We have four segments: Americas, EMEA (Europe, the Middle East and Africa), Asia (Asia Pacific) and OEM (Original Equipment Manufacturer and Development Services).

Each of our three geographic segments provides a comprehensive portfolio of medical technology products used by hospitals and healthcare providers. However, certain of our products are more heavily concentrated within certain segments. For example, most of our urology products are sold by our EMEA segment and most of our interventional urology products are sold by our Americas segment. Our product portfolio is described in the products section below.

Our OEM segment designs, manufactures and supplies devices and instruments for other medical device manufacturers. Our OEM division, which includes the TFX Medical OEM, TFX OEM, Deknatel and HPC Medical brands, provides custom extrusions, micro-diameter film-cast tubing, diagnostic and interventional catheters, balloons and balloon catheters, film-insulated fine wire, coated mandrel wire, conductors, sheath/dilator introducers, specialized sutures and performance fibers, bioabsorbable sutures, yarns and resins.

The following charts depict our net revenues by reportable operating segment as a percentage of our total consolidated net revenues for the years ended December 31, 2022, 2021 and 2020:



OUR PRODUCTS

Our product categories within our geographic segments include vascular access, anesthesia, interventional, surgical, interventional urology, respiratory and urology. Each of these categories and the key products sold therein are described in more detail below.

Vascular Access: Our Vascular Access product category offers devices that facilitate a variety of critical care therapies and other applications with a focus on helping reduce vascular-related complications. These products primarily consist of our Arrow branded catheters, catheter navigation and tip positioning systems and our intraosseous, or in the bone, access systems.

Our catheters are used in a wide range of procedures, including the administration of intravenous therapies, the measurement of blood pressure and the withdrawal of blood samples through a single puncture site. Many of our catheters provide antimicrobial and antithrombogenic protection technology that have been shown to reduce the risk of catheter related bloodstream infections and microbial colonization and thrombus accumulation on catheter surfaces.

Our intraosseous access systems are designed for the delivery of medications and fluids when intravenous access is difficult to obtain in emergent, urgent or medically necessary cases. Our products offer a method for vascular access that can be administered quickly and effectively in the hospital and pre-hospital environments and include the EZ-IO Intraosseous Vascular Access System and Arrow FAST1 Sternal Intraosseous Infusion System.

Interventional: Our Interventional product category offers devices that facilitate a variety of applications to diagnose and deliver treatment via the vascular system of the body. These products primarily consist of a variety of coronary catheters, structural heart support devices, peripheral intervention products and mechanical circulatory support platform used by interventional cardiologists, interventional radiologists and vascular surgeons. Clinical benefits of our products include increased vein and artery access, post-procedure closure, and increased support during complex medical procedures. Our primary product offerings consist of a portfolio of Arrow branded intra-aortic balloon pumps and catheters, GuideLiner, Turnpike and TrapLiner catheters, the MANTA Vascular Closure device and Arrow OnControl powered bone biopsy system.

Anesthesia: Our Anesthesia product category is comprised of airway, pain management and hemostatic product lines that support hospital, emergency medicine and military channels.

Our airway management products and related devices are designed to enable use of standard and advanced anesthesia techniques in both pre-hospital emergency and hospital settings. Our key products include laryngoscopes, supraglottic airways, endotracheal tubes and atomization devices, which are branded under our LMA, Rusch and MAD trade names.

Our pain management product line includes epidurals, catheters and disposable pain pumps for regional anesthesia, designed to improve patients' post-operative pain experience, which are branded under our Arrow trade name.

Our hemostatic products accelerate the body's natural clotting cascade and are used in trauma situations where bleeding is difficult to control. The portfolio consists of external hemostats used by first responders, interventional products used in the catheter lab, and trauma products used by trauma surgeons, which are branded under our QuikClot trade name.

Surgical: Our Surgical product category consists of single-use and reusable products designed to provide surgeons with devices for use in a variety of surgical procedures. These products primarily consist of metal and polymer ligation clips, fascial closure surgical systems used in laparoscopic surgical procedures, percutaneous surgical systems and other surgical instruments. Our significant surgical brands include Weck, MiniLap, Pleur-Evac, Deknatel, KMedic and Pilling. In 2022, we expanded our product portfolio with the acquisition of Standard Bariatrics, Inc. ("Standard Bariatrics") and the Titan SGS brand, a powered stapling technology for bariatric surgery.

Interventional Urology: Our interventional urology product category includes the UroLift System, a minimally invasive technology for treating lower urinary tract symptoms due to benign prostatic hyperplasia, or BPH. The UroLift System involves the placement of permanent implants, typically through a transurethral outpatient procedure, that hold the prostate lobes apart to relieve compression on the urethra without cutting, heating or removing prostate tissue. Our Interventional Urology product portfolio is most heavily weighted in our Americas segment.

Respiratory: Our respiratory products are used in a variety of care settings and primarily consist of humidification and oxygen therapy products. The Respiratory business divestiture included products marketed under the Hudson RCI brand name that comprised oxygen therapy products, aerosol therapy products, spirometry products and ventilation management products.

Urology: Our urology product portfolio provides bladder management for patients in the hospital and individuals in the home care markets. The product portfolio consists principally of a wide range of catheters (including Foley and intermittent), urine collectors, catheterization accessories and products for operative endourology, which are marketed under the Teleflex and Rusch brand names. Our urology product portfolio is most heavily weighted in our EMEA segment.

OUR MARKETS

We generally serve three end-markets: hospitals and healthcare providers, medical device manufacturers and home care. These markets are affected by a number of factors, including demographics, utilization and reimbursement patterns. The following charts depict the percentage of net revenues for the years ended December 31, 2022, 2021 and 2020 derived from each of our end markets:



GOVERNMENT REGULATION

We are subject to comprehensive government regulation both within and outside the U.S. relating to the development, manufacture, sale and distribution of our products.

Regulation of Medical Devices in the U.S.

All of our medical devices manufactured or distributed in the U.S. are subject to requirements set forth by the Federal Food, Drug, and Cosmetic Act ("FDC Act") and regulations promulgated by the FDA under the FDC Act, which are enforced by the FDA. The FDA and, in some cases, other government agencies administer requirements for the methods used in, and the facilities and controls used for, the design, manufacture, packaging, labeling, storage, installation, servicing, marketing, importing and exporting of all finished devices intended for human use. Additional FDA requirements include premarket clearance and approval, advertising and promotion, distribution and post-market surveillance of our medical devices and establishment of registration and device listing for our facilities.

Unless an exemption, pre-amendment grandfather status (that is, medical devices legally marketed in the U.S. before May 28, 1976) or FDA enforcement discretion applies, each medical device that we market in the U.S. must first receive either clearance as a Class I or, typically, a Class II device (after submitting a premarket notification ("510(k)") or approval as a Class III device (after filing a premarket approval application ("PMA")) from the FDA pursuant to the FDC Act. To obtain 510(k) clearance, a manufacturer must demonstrate to the FDA that the proposed device is substantially equivalent to a legally marketed device (a 510(k)-cleared device, a pre-amendment device for which FDA has not called for PMAs or a device with a de novo authorization), referred to as the "predicate device." Substantial equivalence is established by the applicant showing that the proposed device has the same intended use as the predicate device, and it either has the same technological characteristics or has been shown to be equally safe and effective and does not raise different questions of safety and effectiveness as compared to the predicate device. The FDA's 510(k) clearance process requires regulatory competence to execute and usually takes four to nine months, but it can last longer. A device that is not eligible for the 510(k) process because there is no predicate device may be reviewed by the FDA through the de novo process (the process for granting marketing authorization when no substantially equivalent device exists) if the FDA agrees it is a low to moderate risk device. A device that is not exempt from premarket review and is not eligible for 510(k) clearance or de novo authorization is categorized as Class III and must follow the PMA approval pathway, which requires proof of the safety and effectiveness of the device to the FDA's satisfaction. The process of obtaining PMA approval also requires specific regulatory competence and is more costly, lengthy and uncertain than the 510(k) or de novo processes. The PMA process generally takes from one to three years or even longer. Our portfolio of existing products and pipeline of potential new products consist primarily of Class I (510(k) exempt) and Class II devices that require 510(k) clearance, although a few are 510(k)-exempt. In addition, certain modifications made to devices after they receive clearance or approval may require a new 510(k) clearance or approval of a PMA or PMA supplement. We cannot be sure that 510(k) clearance or PMA approval will be obtained in a timely matter if at all for any device that we propose to market.

A clinical trial is almost always required to support a PMA application and is sometimes required for a 510(k) clearance or a de novo authorization. The sponsor of a clinical trial must comply with and conduct the study in accordance with the applicable federal regulations, including FDA's requirements for investigational device exemptions ("IDE") requirements and good clinical practice ("GCP"). Clinical trials must also be approved, and are subject to continuing oversight, by an institutional review board ("IRB"), which is an appropriately constituted group that has been formally designated to review biomedical research involving human subjects and which has the authority to approve, require modifications to, or disapprove research to protect the rights, safety, and welfare of human research subjects. The FDA may order the temporary or permanent hold or discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial subjects. An IRB may also require the clinical trial to be halted at a given clinical trial site for failure to comply with the IRB's requirements or to adequately ensure the protection of human subjects, or may impose other conditions. Conducting medical device clinical trials is a complex and costly activity and frequently requires the use of outsourced resources that specialize in planning, conducting and/or monitoring the clinical trial for the medical device manufacturer.

A device placed on the market must comply with numerous regulatory requirements. Those regulatory requirements include, but are not limited to, the following:

• device listing and establishment registration;

• adherence to the Quality System Regulation ("QSR"), which requires stringent design, testing, control, documentation, complaint handling and other quality assurance procedures;

• labeling, including advertising and promotion, requirements;

• prohibitions against the promotion of off-label uses or indications;

• adverse event and malfunction reporting (Medical Device Reports or "MDRs");

• post-approval restrictions or conditions, potentially including post-approval clinical trials or other required testing;

• post-market surveillance requirements;

• the FDA's recall authority, whereby it can require or request the recall of products from the market; and

• reporting and documentation of voluntary corrections or removals.

The FDA has issued final regulations regarding the Unique Device Identification ("UDI") System, which requires manufacturers to label or mark certain medical devices and/or their packaging with unique identifiers. Although the FDA expects that the UDI System will help track products during recalls and improve patient safety, it has required us to make changes to our manufacturing and labeling. The UDI System was implemented in stages based on device risk, with the first requirements having taken effect in September 2014 and the last in December 2022.

Certain of our medical devices are sold in kits that include a drug component, such as lidocaine. These types of kits are generally regulated as combination products within the Center for Devices and Radiological Health ("CDRH") under the device regulations because the device provides the primary mode of action of the kit. Although the kit as a whole is regulated as a medical device, it may be subject to certain drug requirements such as current good manufacturing practices ("cGMPs") and adverse drug experience reporting requirements, to the extent applicable to the drug-component repackaging activities and subject to inspection to verify compliance with cGMPs as well as other regulatory requirements.

Our manufacturing facilities, as well as those of certain of our suppliers, are subject to periodic and for-cause inspections by FDA personnel to verify compliance with the QSR (21 CFR Part 820) as well as other regulatory requirements. Similar inspections and audits are performed by Notified Bodies to verify compliance to applicable

ISO standards (e.g. ISO 13485:2016), by auditing organizations under the Medical Device Single Audit Program ("MDSAP") applicable to regulatory requirements of Australia, Brazil, Canada, Japan and the U.S., and/or by regulatory authorities to verify compliance with medical device regulations and requirements from the countries in which we distribute product. If the FDA were to find that we or certain of our suppliers have failed to comply with applicable regulations, it could institute a wide variety of enforcement actions, ranging from issuance of a warning or untitled letter to more severe sanctions, such as product recalls or seizures, civil penalties, consent decrees, injunctions, criminal prosecution, operating restrictions, partial suspension or total shutdown of production, refusal to permit importation or exportation, refusal to grant, or delays in granting, clearances or approvals or withdrawal or suspension of existing clearances or approvals. The FDA also has the authority under certain circumstances to request repair, replacement or refund of the cost of any medical device manufactured or distributed by us. Any of these actions could have an adverse effect on our business.

Regulation of Medical Devices Outside of the U.S.

Medical device laws also are in effect in many of the markets outside of the U.S. in which we do business. These laws range from comprehensive device approval requirements for some or all of our products to requests for product data or certifications. Inspection of and controls over manufacturing, as well as monitoring of device-related adverse events, are components of most of these regulatory systems. Manufacturing certification requirements and audits through the MDSAP program or other regulatory authority inspections also apply. In addition, the European Union ("EU") has adopted the EU Medical Device Regulation (the "EU MDR"), which imposes stricter requirements for the marketing and sale of medical devices (as compared to the predecessor Medical Device Directive (the "EU MDD")), including in the area of clinical evaluation requirements, quality systems, economic operators and post-market surveillance. The EU MDR went into effect in May 2021. As of the effective date, new and modified devices must be certified under, and be compliant with, the EU MDR. Devices that previously satisfied EU MDD requirements can continue to be marketed in the EU, subject to certain limitations, until the expiration of their current EU MDD certifications, which may be no later than May 2024, but certain EU MDR requirements went into effect for such devices in May 2021. In February 2023, the European Parliament and Council approved an amendment to extend the EU MDR certification deadline for currently marketed devices past May 2024, with December 2027 as the new deadline for highest-risk devices and December 2028 for lower-risk devices. Failure to obtain EU MDR certifications prior to the expiration of existing EU MDD certifications may limit our ability to sell certain products in the EU until EU MDR certification is obtained. Failure to meet the applicable EU MDR requirements could adversely impact our business in the EU and other regions that tie their product registrations to the EU requirements.

Healthcare Laws

We are subject to various federal, state and local laws in the U.S. targeting fraud and abuse in the healthcare industry. These laws prohibit us from, among other things, soliciting, offering, receiving or paying any remuneration to induce the referral or use of any item or service reimbursable under Medicare, Medicaid or other federally or state financed healthcare programs. Violations of these laws are punishable by imprisonment, criminal fines, civil monetary penalties and exclusion from participation in federal healthcare programs. In addition, we are subject to federal and state false claims laws in the U.S. that prohibit the submission of false payment claims under Medicare, Medicaid or other federally or state funded programs. Certain marketing practices, such as off-label promotion, and violations of federal anti-kickback laws may also constitute violations of these laws.

In addition, we are subject to various federal and state reporting and disclosure requirements related to the healthcare industry. Rules issued by the Centers for Medicare & Medicaid Services ("CMS") require us to collect and report information on payments or transfers of value to physicians, physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, certified nurse-midwives and teaching hospitals, as well as investment interests held by physicians and their immediate family members. The reported data is available to the public on the CMS website. Failure to submit required information may result in civil monetary penalties. In addition, several states now require medical device companies to report expenses relating to the marketing and promotion of device products and to report gifts and payments to individual physicians in these states. Other states prohibit various other marketing-related activities. The federal government and certain other states require the posting of information relating to clinical studies and their outcomes. The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with the different compliance and/or reporting requirements among a number of jurisdictions increases the possibility that a healthcare company may violate one or more of the requirements, resulting in increased compliance costs that could adversely impact our results of operations.

Further, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the "Affordable Care Act"), imposed regulatory mandates and other measures designed to contain the cost of healthcare, in addition to annual reporting and disclosure requirements on device manufacturers for any "transfer of value" made or distributed to physicians or teaching hospitals. Violations of these laws are punishable by a range of fines, penalties and other sanctions.

Other Regulatory Requirements

We are also subject to the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws applicable in jurisdictions outside the U.S. that generally prohibit companies and their intermediaries from improperly offering or paying anything of value to non-U.S. government officials for the purpose of obtaining or retaining business. Because of the predominance of government-sponsored healthcare systems around the world, most of our customer relationships outside of the U.S. are with government entities and are therefore subject to such anti-bribery laws. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that have experienced government corruption to some degree, and in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. In the sale, delivery and servicing of our medical devices and software outside of the U.S., we must also comply with various export control and trade embargo laws and regulations, including those administered by the Department of Treasury's Office of Foreign Assets Control ("OFAC") and the Department of Commerce's Bureau of Industry and Security ("BIS") which may require licenses or other authorizations for transactions relating to certain countries and/or with certain individuals identified by the U.S. government. Despite our global trade and compliance program, our internal control policies and procedures may not always protect us from reckless or criminal acts committed by our employees, distributors or other agents. Violations of these requirements are punishable by criminal or civil sanctions, including substantial fines and imprisonment.

COMPETITION

The medical device industry is highly competitive. We compete with many companies, ranging from small start-up enterprises to companies that are larger and more established than us and have access to significantly greater financial resources. Furthermore, extensive product research and development and rapid technological advances characterize the market in which we compete. We must continue to develop and acquire new products and technologies for our businesses to remain competitive. We believe that we compete primarily on the basis of clinical superiority and innovative features that enhance patient benefit, product reliability, performance, customer and sales support, and cost-effectiveness.

SALES AND MARKETING

Our product sales are made directly to hospitals, healthcare providers, distributors and to original equipment manufacturers of medical devices through our own sales forces, independent representatives and independent distributor networks.

BACKLOG

Most of our products are sold to hospitals or healthcare providers on orders calling for delivery within a few days or weeks, with longer order times for products sold to medical device manufacturers. Therefore, our backlog of orders is not indicative of revenues to be anticipated in any future 12-month period.

PATENTS AND TRADEMARKS

We own a portfolio of patents, patents pending and trademarks. We also license various patents and trademarks. Patents for individual products extend for varying periods based upon the date of patent filing or grant and the legal term of patents in the various countries where patent protection is obtained. Trademark rights may potentially extend for longer periods of time and are dependent upon national laws and use of the marks. All product names throughout this document are trademarks owned by, or licensed to, us or our subsidiaries. Although these have been of value and are expected to continue to be of value in the future, we do not consider any single patent or trademark, except for the Teleflex name and the Arrow and UroLift brands, to be essential to the operation of our business.

SUPPLIERS AND MATERIALS

Materials used in the manufacture and sterilization of our products are purchased from a large number of suppliers in diverse geographic locations. We are not dependent on any single supplier for a substantial amount of the materials used, the components supplied and the sterilization services provided for our overall operations. Most of the materials, components and sterilization services we utilize are available from multiple sources, and where practical, we attempt to identify alternative suppliers. However, our ability to establish alternate sources of supply of materials and sterilization services may be delayed due to FDA and other regulatory authority requirements regarding the manufacture and sterilization of our products. Volatility in commodity prices, and freight costs, can have a significant impact on the cost of producing and supplying certain of our products.

RESEARCH AND DEVELOPMENT

We are engaged in both internal and external research and development. Our research and development efforts support our strategic objectives to provide innovative new, safe and effective products that enhance clinical value by reducing infections, improving patient and clinician safety, enhancing patient outcomes and enabling less invasive procedures.

We also acquire or license products and technologies that are consistent with our strategic objectives and enhance our ability to provide a full range of product and service options to our customers.

SEASONALITY

Portions of our revenues are subject to seasonal fluctuations. Incidence of flu and other disease patterns and, to a lesser extent, the frequency of elective medical procedures affect revenues related to single-use products. Historically, we have experienced higher sales in the fourth quarter as a result of these factors.

HUMAN CAPITAL

As of December 31, 2022, we employed approximately 15,500 employees, including 4,000 employees in the U.S. and 11,500 employees in 32 other countries around the world. Our global supply chain employees make up 58% of the total employee population and are located primarily in Mexico, Malaysia and the Czech Republic. Our commercial organization comprises 24% of the global employee base. The remaining 18% of employees work in various corporate functions, based in each of our locations.

We believe our employees are a significant differentiating factor and play a critical role in our ability to deliver on our commitments to patients and execute our strategy to our customers and shareholders. Our management team places significant focus and attention to matters affecting our people, particularly our commitment to our Core Values, capability development, total rewards and diversity, as well as how each employee experiences our culture.

Culture

The culture of our organization is critical to the human capital we attract, develop and retain and who, in turn, contribute to the results and success of our organization. Our culture is framed by our Core Values – building trust, entrepreneurial spirit and making our workplace fun, with people at the center of all we do. We strive to develop and sustain our culture by embedding these values in all aspects of our organization, including our human capital strategies.

Diversity, Equity, and Inclusion

At Teleflex, our Core Values define our company, shape our culture, guide our business practices, and direct the way we interact with our stakeholders. Rooted in our Core Values, diversity, equity, and inclusion (DEI) plays an essential role in fulfilling our company core purpose to improve the health and quality of peoples' lives. Through embedding the principles of DEI into our activities, decisions, governance, innovations, and culture, we contribute to the achievement of accessible, equitable and sustainable healthcare for all.

DEI initiatives in Teleflex are supported by our Global DEI Council, composed of senior leadership from across the organization, and our four Regional DEI Councils in each the US & Canada, LATAM, EMEA, and APAC. The Regional DEI Councils are representative of employees from all levels, functions, and regions, acting as a guiding hub of perspectives and experiences to enrich the importance of DEI in Teleflex.

Within our Regional DEI Councils, each of our Employee Resources Groups (ERGs) are represented by a member of their leadership committee to share the progress, knowledge, and initiatives from their respective ERG. Our ERG footprint extends to each of our four regions, providing our people with employee-driven communities that focus on initiatives such as supporting working parents & caregivers, coordinating mentorship and development opportunities, promoting cultural awareness and understanding, and connecting employees with shared experiences, interests or backgrounds.

We continue our efforts to cultivate a diverse workforce that reflects the communities in which we work and serve. These efforts are supported through engaging and partnering with local organizations, educational institutions and recruiting firms for a variety of opportunities in Teleflex including vacancies, co-op placements and internships. In partnering with local organizations, we are better able to address how we can best serve and support marginalized populations in our communities.

We collect and regularly review several measures of the diversity within our global workforce. Some illustrative and notable highlights of our new hires from the January to December 2022 period are as follows:

- At 58%, females made up the majority of our new hires globally;
- Of the 5,654 total global hires, 51% were aged 20-29, followed by 24% aged 30-39 and 12% aged 40-49; and
- In the US, approximately 50% of our new hires represented minority ethnicities including Black (23%), Asian (13%), and Hispanic (10%)

Talent Management, Development and Learning

We are committed to providing our employees with opportunities for growth, development, and career advancement and to building a high-performance culture that supports our Core Values throughout the employee lifecycle. We have implemented a talent management process that provides regular coaching check-ins between employees and their managers to review the employee's developmental objectives and career progression. We also regularly review our talent portfolio and succession plans to ensure we can deliver on our company strategy.

In addition, we offer a number of internal educational and training resources to employees throughout our organization. Among these resources is the Teleflex Academy, a curriculum that provides learning opportunities for our employees to further develop their skills and receive training across broad subject areas such as leadership; communications; diversity, equity, and inclusion; sales; customer service; and business acumen.

Total Rewards

Our commitment to our employees is to provide fair, equitable and competitive compensation and benefits packages to all employees globally, regardless of gender, age or ethnicity. To that end we continuously review and calibrate employee roles and responsibilities to ensure we are offering equal pay for equal work, and we actively manage our global compensation and benefit programs to ensure we can attract and retain the critical human capital we need to continue to deliver on our commitments to employees, customers, patients and shareholders. We believe our compensation and benefits offering is aligned to competitive market pay levels and, along with our culture and Core Values, acts to incentivize the right behaviors and actions to achieve the best results for the organization. We structure our compensation to include a mix of pay components of base salary, short-term cash incentives and long-term incentives. We offer employees health, welfare and retirement benefits and have implemented policies addressing paid time off, flexible work schedules, employee assistance, parental leave and family benefits, among others.

In 2021, we performed an in-depth pay equity analysis on the pay practices within our organization. As part of that analysis on our compensation programs, no systemic gender bias was identified globally and within the United States, no systemic ethnicity bias was identified. We continue to explore where we can expand our pay equity analyses for every jurisdiction in which we operate. We are committed to conducting pay equity analyses on a regular, periodic basis to ensure we continue to align to our commitments and Core Values.

Environmental, Health and Safety

Our Environmental Health and Safety (EHS) vision is to protect the safety and health of Teleflex personnel and the environments in which we operate. We have a vested interest in protecting our most valuable assets – our employees. Everyone is a steward of EHS, fostering a culture of being actively responsible in all our operations. We remain fully committed to complying with all relevant EHS legislation and to achieving our vision. We have and will continue to expend resources to construct, maintain, operate, and improve our facilities across the globe for environmental, health, safety and sustainability of our operations. For example, in response to the risks associated with the COVID-19 pandemic, we have expended resources to implement various safety measures, including implementing social distancing protocols and expanding personal protective equipment availability and usage, across our facilities globally in an effort to protect the health and safety of our employees and others. Further, we understand that our environment is both complex and delicate, and we prioritize managing and limiting the impact our business has on the environment as part of our Zero Harm Culture. As we continue to review our commitments to environmental sustainability, we have initiated programs to track and lower our consumption of energy, water and gas as well as reduce waste and the use of hazardous materials. In addition, we have developed an EHS program focused in the areas of training our personnel with respect to, deploying and auditing global EHS standards as well as other programs to engage our employees on EHS initiatives.

ENVIRONMENTAL

We are subject to various environmental laws and regulations both within and outside the U.S. Our operations, like those of other medical device companies, involve the use of substances regulated under environmental laws, primarily in manufacturing and sterilization processes. While we continue to devote resources to compliance with existing environmental laws and regulations, we cannot ensure that our costs of complying with current or future environmental protection, health and safety laws and regulations, including, without limitation, those related to climate change, will not exceed our estimates or will not have a material adverse effect on our business, financial condition, results of operations and cash flows. Further, we cannot ensure that we will not be subject to environmental claims for personal injury or cleanup in the future based on our past, present or future business activities.

INVESTOR INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Therefore, we file reports, proxy statements and other information with the Securities and Exchange Commission (SEC). The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

You can access financial and other information about us in the Investors section of our website, which can be accessed at www.teleflex.com. We make available through our website, free of charge, copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed with or furnished to the SEC under Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after electronically filing or furnishing such material to the SEC. The information on our website is not part of this Annual Report on Form 10-K. The reference to our website address is intended to be an inactive textual reference only.

We are a Delaware corporation incorporated in 1943. Our executive offices are located at 550 East Swedesford Road, Suite 400, Wayne, PA 19087.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The names and ages of our executive officers and the positions and offices held by each such officer are as follows:

Name	Age	Positions and Offices with Company
Liam J. Kelly	56	Chairman, President and Chief Executive Officer
Thomas E. Powell	61	Executive Vice President and Chief Financial Officer
Cameron P. Hicks	58	Corporate Vice President, Human Resources and Communications
Daniel V. Logue	49	Corporate Vice President, General Counsel and Secretary
Jay White	49	Corporate Vice President and President, Global Commercial
James Winters	50	Corporate Vice President, Manufacturing and Supply Chain

Mr. Kelly has been our President and Chief Executive Officer since January 2018 and has been Chairman of our Board of Directors since May 2020. From May 2016 to December 31, 2017, Mr. Kelly served as our President and Chief Operating Officer. From April 2015 to April 2016, he served as Executive Vice President and Chief Operating Officer. From April 2014 to April 2015, Mr. Kelly served as Executive Vice President and President, Americas. From June 2012 to April 2014 Mr. Kelly served as Executive Vice President and President, International. He also has held several positions with regard to our EMEA segment, including President from June 2011 to June 2012, Executive Vice President from November 2009 to June 2011, and Vice President of Marketing from April 2009 to November 2009. Prior to joining Teleflex, Mr. Kelly held various senior level positions with Hill-Rom Holdings, Inc., a medical device company, from October 2002 to April 2009, serving as its Vice President of International Marketing and R&D from August 2006 to February 2009.

Mr. Powell has been our Executive Vice President and Chief Financial Officer since February 2013. From March 2012 to February 2013, Mr. Powell was Senior Vice President and Chief Financial Officer. He joined Teleflex in August 2011 as Senior Vice President, Global Finance. Prior to joining Teleflex, Mr. Powell served as Chief Financial Officer and Treasurer of Tomotherapy Incorporated, a medical device company, from June 2009 until

June 2011. In 2008, he served as Chief Financial Officer of Textura Corporation, a software provider. From April 2001 until January 2008, Mr. Powell was employed by Midway Games, Inc., a software provider, serving as its Executive Vice President, Chief Financial Officer and Treasurer from September 2001 until January 2008. Mr. Powell has also held leadership positions with Dade Behring, Inc., PepsiCo, Bain & Company, Tenneco Inc. and Arthur Andersen & Company.

Mr. Hicks has been our Corporate Vice President, Human Resources and Communications since April 2013. Prior to joining Teleflex, Mr. Hicks served as Executive Vice President of Human Resources & Organizational Effectiveness for Harlan Laboratories, Inc., a private global provider of pre-clinical and non-clinical research services, from July 2010 to March 2013. From April 1990 to January 2010, Mr. Hicks held various leadership roles with MDS Inc., a provider of products and services for the development of drugs and the diagnosis and treatment of disease, including Senior Vice President of Human Resources for MDS' global Pharma Services division from November 2000 to January 2010.

Mr. Logue has been our Corporate Vice President, General Counsel and Secretary since January 2021. Mr. Logue joined Teleflex in 2004 and previously held the positions of Deputy General Counsel from February 2017 to December 2020, Associate General Counsel from March 2013 to January 2017 and Assistant General Counsel from June 2004 to February 2013. Prior to joining Teleflex, Mr. Logue was an associate at the law firm of Pepper Hamilton LLP (now Troutman Pepper Hamilton Sanders LLP) from September 1999 to June 2004.

Mr. White has been our Corporate Vice President and President, Global Commercial since February 2021. From February 2017 to January 2021, Mr. White served as our President, The Americas, and from December 2013 to January 2017 he served as President and General Manager, Vascular. From January 2013 to November 2013, Mr. White served as our President and General Manager, Surgical. Prior to that, he served as our Vice President and General Manager, Surgical from January 2010 to December 2012. Mr. White joined Teleflex in March 2005 as our Director of Marketing, North America. Prior to joining Teleflex, Mr. White worked at Covidien plc (now part of Medtronic plc) where he held senior leadership positions in sales and marketing over a five-year period.

Mr. Winters has been our Corporate Vice President, Manufacturing and Supply Chain since February 2020. He previously held the position of Vice President, Global Manufacturing from March 2018 to January 2020. Prior to joining Teleflex, Mr. Winters held various senior management and operational roles with the DePuy Synthes division of Johnson & Johnson, a healthcare company, from August 2005 to February 2018. Most recently, Mr. Winters served as Vice President of Global Manufacturing for Global Joint Reconstruction for DePuy Synthes from February 2015 to February 2018. Prior to that, Mr. Winters served as Plant Manager for the DePuy Synthes Ireland Manufacturing Operation.

Our officers are elected annually by our board of directors. Each officer serves at the discretion of the board.

ITEM 1A. *RISK FACTORS*

In addition to the other information set forth in this Annual Report on Form 10-K, you should carefully consider the following factors which could have a material adverse effect on our business, financial condition, results of operations, cash flows or stock price. The risks below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also adversely affect our business, financial condition, results of operations or stock price.

Risks Relating to our Business and Operations

We face strong competition. Our failure to successfully develop and market new products could adversely affect our business.

The medical device industry is highly competitive. We compete with many domestic and foreign medical device companies ranging from small start-up enterprises that might sell only a single or limited number of competitive products or compete only in a specific market segment, to companies that are larger and more established than us, have a broad range of competitive products, participate in numerous markets and have access to significantly greater financial and marketing resources than we do.

In addition, the medical device industry is characterized by extensive product research and development and rapid technological advances. The future success of our business will depend, in part, on our ability to design and manufacture new competitive products and enhance existing products. Our product development efforts may require us to make substantial investments. There can be no assurance that we will be able to successfully develop new products, enhance existing products or achieve market acceptance of our products, due to, among other things, our inability to:

- identify viable new products;

- maintain sufficient liquidity to fund our investments in research and development and product acquisitions;

- obtain adequate intellectual property protection;

- gain market acceptance of new products; or

- successfully obtain regulatory approvals.

In addition, our competitors currently may be developing, or may develop in the future, products that provide better features, clinical outcomes or economic value than those that we currently offer or subsequently develop. Our failure to successfully develop and market new products or enhance existing products could have a material adverse effect on our business, financial condition and results of operations.

Our customers depend on third party coverage and reimbursements, and the failure of healthcare programs to provide sufficient coverage and reimbursement for our medical products could adversely affect us.

The ability of our customers to obtain coverage and reimbursement for our products is important to our business. Demand for many of our existing and new medical products is, and will continue to be, affected by the extent to which government healthcare programs and private health insurers reimburse our customers for patients' medical expenses in the countries where we do business. Even when we develop or acquire a promising new product, demand for the product may be limited unless reimbursement approval is obtained from private and government third party payors. Internationally, healthcare reimbursement systems vary significantly. In some countries, medical centers are constrained by fixed budgets, regardless of the volume and nature of patient treatment. Other countries require application for, and approval of, government or third party reimbursement. Without both favorable coverage determinations by, and the financial support of, government and third party insurers, the market for many of our medical products would be adversely affected. In this regard, we cannot be sure that third party payors will maintain the current level of coverage and reimbursement to our customers for use of our existing products. Adverse coverage determinations, including reductions in the amount of reimbursement, could harm our business by discouraging customers' selection of, and reducing the prices they are willing to pay for, our products.

In addition, as a result of their purchasing power, third party payors have implemented and are continuing to implement cost cutting measures such as seeking discounts, price reductions or other incentives from medical products suppliers and imposing limitations on coverage and reimbursement for medical technologies and procedures. These trends could compel us to reduce prices for our products and could cause a decrease in the size of the market or a potential increase in competition that could negatively affect our business, financial condition and results of operations.

We are subject to extensive government regulation, which may require us to incur significant expenses to ensure compliance. Our failure to comply with those regulations could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our products are medical devices and are subject to extensive regulation in the U.S. by the FDA and by comparable government agencies in other countries. The regulations govern, among other things, the development, design, clinical testing, premarket clearance and approval, manufacturing, labeling, importing and exporting and sale and marketing of many of our products. Moreover, these regulations are subject to future change.

In the U.S., before we can market a new medical device, or a new use of, or claim for, or significant modification to, an existing product, we generally must first receive either 510(k) clearance or de novo authorization or approval of a premarket approval application, or PMA, from the FDA. Similarly, most major markets for medical devices outside the U.S. also require clearance, approval, authorization or compliance with certain standards before a product can be commercially marketed. In the EU, the EU MDR went into effect in May 2021 and includes significant additional pre- and post-market requirements. The process of obtaining regulatory clearances and approvals to market a medical device, particularly from the FDA and certain foreign government authorities, can be costly and time consuming, and clearances and approvals might not be granted for new products on a timely basis, if at all. In addition, once a device has been cleared or approved, a new clearance or approval may be required before the device may be modified or its labeling changed. Furthermore, the FDA or a foreign government authority may make its review and clearance or approval process more rigorous, which could require us to generate additional clinical or other data, and expend more time and effort, in obtaining future product clearances or approvals. The regulatory clearance and approval process may result in, among other things, delayed realization of product revenues, substantial additional costs or limitations on indicated uses of products, any one of which could have a material adverse effect on our financial condition and results of operations. Even after a product has received marketing approval or clearance, such product approval or clearance can be withdrawn or limited due to unforeseen problems with the device or issues relating to its application, or the FDA or a foreign government authority may change the classification of a product, which could require additional clinical studies and new marketing submissions.

Failure to comply with applicable regulations could lead to adverse effects on our business, which could include:

- partial suspension or total shutdown of manufacturing;

- product shortages;

- delays in product manufacturing;

- warning or untitled letters;

- fines or civil penalties;

- delays in or restrictions on obtaining new regulatory clearances or approvals;

- withdrawal or suspension of required clearances, approvals or licenses;

- product seizures or recalls;

- injunctions;

- criminal prosecution;

- advisories or other field actions;

- operating restrictions; and

- prohibitions against exporting of products to, or importing products from, countries outside the U.S.

We could be required to expend significant financial and human resources to remediate failures to comply with applicable regulations and quality assurance guidelines. In addition, civil and criminal penalties, including exclusion under Medicaid or Medicare, could result from certain regulatory violations. Any one or more of these events could have a material adverse effect on our business, financial condition and results of operations.

Medical devices are cleared or approved for one or more specific intended uses and performance claims must be adequately substantiated. Promoting a device for a use outside of the cleared or approved intended use or population, that is, an off-label use, or making false, misleading or unsubstantiated claims could result in government enforcement action.

Furthermore, our facilities are subject to periodic inspection by the FDA and other federal, state and foreign government authorities, which require manufacturers of medical devices to adhere to certain regulations, including the FDA's Quality System Regulation ("QSR"), which requires, among other things, periodic audits, design controls, quality control testing and documentation procedures, as well as complaint evaluations and investigation. In addition, any facilities assembling kits that include drug components and are registered as drug repackaging establishments are also subject to current good manufacturing practices requirements for drugs. The FDA also requires the reporting of certain adverse events and product malfunctions and requires the reporting of certain recalls or other field safety corrective actions for medical devices. Issues identified through such inspections and reports may result in FDA enforcement action through any of the actions discussed above. Moreover, issues identified through such inspections and reports may require significant resources to resolve.

Our results of operations and financial condition may be adversely affected by public health epidemics, including the ongoing COVID-19 global health pandemic.

We are subject to risks associated with public health threats, such as the recent and ongoing COVID-19 pandemic. The COVID-19 pandemic significantly impacted economic activity and markets around the world and negatively impacted our operations, financial performance and cash flows. These effects continue, and their impact going forward is uncertain because the trajectory and nature of the pandemic remain uncertain and difficult to predict. Such effects depend on various factors, including, but not limited, to: the occurrence, spread, duration and severity of any subsequent wave or waves of outbreaks, including the emergence and spread of variants of the COVID-19 virus; governmental, business and individuals' actions that have been and continue to be taken in response to the pandemic (including restrictions on travel, transport and workforce pressures, and deferrals or postponements of elective procedures); the impact of the pandemic and actions taken in response on global and regional economies, travel and economic activity; the availability of federal, state, local or non-U.S. funding programs; general economic uncertainty in key global markets and financial market volatility; global economic conditions and levels of economic growth; and the timing and pace of recovery when the COVID-19 pandemic subsides, which could be impacted by a number of factors, including limited provider capacity to perform procedures using our products that were deferred as a result of the pandemic.

With respect to our company, the COVID-19 pandemic has had, and may continue to have, an impact on our operations, financial performance and financial condition in several ways, including, but not limited to, those discussed below:

- It has caused and may continue to cause disruptions in our manufacturing operations globally, which are subject to governmental or regulatory actions taken in response to COVID-19. These actions could impact our ability, or that of our employees or suppliers, to perform our and their respective responsibilities and obligations relative to the conduct of our business and create a risk to our ability to manufacture our products in a timely manner, or at all.

- The effects of the pandemic have caused, and could in the future continue to cause, disruptions in our workforce and our global supply chain. These disruptions, or our failure to respond to them, could increase manufacturing or distribution costs or cause further delays in delivering, or an inability to deliver, products to our customers.

- The effects of the pandemic have resulted, and could in the future continue to result, in lower revenues in certain of our product categories.

These and other impacts of the COVID-19 pandemic, or other pandemics or epidemics, could have the effect of heightening many of the other risks described herein. We might not be able to predict or respond to all impacts on a timely basis to prevent near- or long-term adverse impacts to our results. However, these effects could have an adverse impact on our liquidity, capital resources, operations and business and those of the third parties on which we rely, and such impact could be material.

We are subject to healthcare fraud and abuse laws, regulation and enforcement; our failure to comply with those laws could have a material adverse effect on our results of operations and financial condition.

We are subject to healthcare fraud and abuse regulation and enforcement by the federal government and the governments of those states and foreign countries in which we conduct our business. The laws that may affect our ability to operate include:

- the federal healthcare anti-kickback statute, which, among other things, prohibits persons from knowingly and willfully offering or paying remuneration, one purpose of which is to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as Medicare and Medicaid, or soliciting payment for such referrals, purchases, orders and recommendations;

- federal false claims laws which, among other things, prohibit individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment from the federal government, including Medicare, Medicaid or other third-party payors;

- the federal Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), which prohibits schemes to defraud any healthcare benefit program and false statements relating to healthcare matters; and

- state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

If our operations are found to be in violation of any of these laws or any other government regulations, we may be subject to penalties, including civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, the exclusion from participation in federal and state healthcare programs and imprisonment of personnel, any of which could adversely affect our ability to operate our business and our financial results. The risk of our being found to have violated these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations.

Further, the Affordable Care Act, through the Physician Payments Sunshine Act, imposes annual reporting and disclosure requirements on device manufacturers for any "transfer of value" made or distributed to physicians or teaching hospitals, physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists (including anesthesiology assistants) and certified nurse-midwives. The reported information is made publicly available in a searchable format. In addition, device manufacturers are required to report and disclose any ownership or investment interests held by physicians and their immediate family members during the preceding calendar year. Failure to submit required information may result in civil monetary penalties for each payment, transfer of value or ownership or investment interests not reported in an annual submission, up to an aggregate of $150,000 per year (and up to an aggregate of $1 million per year for "knowing failures").

There are also certain states, including Connecticut, Massachusetts, and Vermont, that require device manufacturers to track and report payments or transfers of value provided to certain health care providers and health care entities. In addition, some states, such as California, Connecticut, Nevada and Massachusetts, mandate implementation of compliance programs that include restrictions on certain interactions and items of value that may be provided to health care providers, as well as the tracking and reporting of certain items of value, compensation for consulting and other services, and other remuneration to healthcare providers. Further, we are subject to a law in Vermont that imposes a ban on providing certain items of value and payments to health care providers. The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with the different compliance and/or reporting requirements among a number of jurisdictions increases the possibility that we may inadvertently violate one or more of the requirements, resulting in increased compliance costs that could adversely impact our results of operations.

We may not be successful in achieving expected operating efficiencies and sustaining or improving operating expense reductions, and may experience business disruptions associated with restructuring, facility consolidations, realignment, cost reduction and other strategic initiatives.

Over the past several years we have implemented a number of restructuring, realignment and cost reduction initiatives, including facility consolidations, organizational realignments and reductions in our workforce, and we may engage in similar efforts in the future. While we have realized some efficiencies from these initiatives, we may not realize the benefits of these or future initiatives to the extent we anticipated. Further, such benefits may be realized later than expected, and the ongoing difficulties in implementing these measures may be greater than anticipated, which could cause us to incur additional costs or result in business disruptions. In addition, if these measures are not successful or sustainable, we may be compelled to undertake additional restructuring, realignment and cost reduction efforts, which could result in significant additional charges. Moreover, if our restructuring, realignment and cost reduction efforts prove ineffective, our ability to achieve our strategic and business plan goals may be adversely affected.

In addition, as part of our efforts to increase operating efficiencies, we have implemented a number of initiatives over the past several years to consolidate our enterprise resource planning, or ERP, systems. To date, we have not experienced any significant disruptions to our business or operations in connection with these initiatives. However, as we continue our efforts to further consolidate our ERP systems, we could experience business disruptions, which could adversely affect customer relationships and divert the attention of management away from daily operations. In addition, any delays in the implementation of these initiatives could cause us to incur additional unexpected costs. Should we experience such difficulties, our business, cash flows and results of operations could be adversely affected.

Disruptions in sterilization of our products or regulatory initiatives further restricting the use of ethylene oxide in sterilization facilities could adversely affect our results of operations and financial condition.

Many of our products require sterilization prior to sale. A common method for sterilizing medical products involves the use of ethylene oxide, which is listed as a hazardous air pollutant under the Clean Air Act, as amended, and emissions of which are regulated by the U.S. Environmental Protection Agency ("EPA") and other regulatory authorities. Companies in the sterilization industry may face private litigation that could result in financial difficulties that could ultimately make it difficult or undesirable for such companies to continue in the sterilization business. In addition, sterilization activities are subject to substantial governmental oversight and attention that could disrupt their operations. One of our contract sterilizers, Sterigenics U.S., LLC, uses ethylene oxide in its sterilization process, including at its facilities in Smyrna, Cobb County, Georgia and Santa Teresa, New Mexico, which have sterilized some of our vascular, surgical, intermittent catheter and OEM products. During the fourth quarter of the year ended December 31, 2019, operations at the Smyrna facility were suspended by state and local officials due to issues associated with the facility's use of ethylene oxide in its sterilization operations, but have since reopened. In December 2020, the New Mexico Attorney General initiated legal proceedings involving the Santa Teresa facility, alleging that its operations have resulted in impermissible ethylene oxide emissions. While both plants are currently operating normally, should their operations be suspended or adversely affected, our ability to provide affected products to our customers could be impaired if we are unable to utilize alternate facilities and sources for sterilization services.

In addition, on October 10, 2019, the attorneys general of 15 states and the District of Columbia sent a letter to the EPA urging that the EPA promptly propose and finalize stricter standards for ethylene oxide emissions. Among other things, the attorneys general stated that the current EPA standard for ethylene oxide fails to adequately protect workers and communities, and that the use of ethylene oxide, particularly in the medical device sterilization industry, must be reduced. On December 12, 2019, the EPA issued an Advance Notice of Proposed Rulemaking to solicit information and request comments that will aid in the EPA's future revisions of the regulations concerning ethylene oxide omissions. Subsequently, on September 13, 2021, the EPA issued an information collection request to commercial sterilization facilities to gather additional information and data about ethylene oxide sterilization processes and emissions. The EPA has indicated it expects to issue proposed regulations for commercial sterilizers in the near term. Any additional regulatory restrictions on the emission of ethylene oxide by sterilization facilities might impair our ability to provide sufficient quantities of sterilized products to our customers and compel us to seek sterilization alternatives that do not entail the use of ethylene oxide. We cannot assure that we would be able to identify such alternatives. In the event we were to experience any disruptions in our ability to sterilize our products, whether due to capacity constraints or regulatory or other impediments (including, among other things, regulatory initiatives directed generally to sterilization facilities that utilize ethylene oxide), or we are unable to transition to alternative facilities in a timely or cost effective manner in the event one or more of the facilities we use is affected, we could experience a material adverse impact with respect to our results of operations and financial condition.

A significant portion of our U.S. revenues is derived from sales to distributors, and "destocking" activity by these distributors can adversely affect our revenues and results of operations.

A significant portion of our revenues in the U.S. is derived from sales to distributors, which, in turn, sell our products to hospitals and other health care institutions. From time to time, these distributors may decide to reduce their levels of inventory with regard to certain of our products, a practice we refer to as "destocking." A distributor's decision to reduce inventory levels with respect to our products may be based on a number of factors, such as distributor expectations regarding demand for a particular product, distributor buying decisions (including decisions to purchase competing products), changes in distributor policies regarding the maintenance of inventory levels, economic conditions and other factors. Following such instances of reduced purchases, distributors may revert to previous purchasing levels; nevertheless, we cannot assure that distributors will, in fact, increase purchases of our products in this manner. A decline in the level of product purchases by our U.S. distributors in the future could have a material adverse effect on our revenues and results of operations during a reporting period, and an extended decline in such product purchases could have a longer term material adverse effect.

We may incur material losses and costs as a result of product liability and warranty claims, as well as product recalls, any of which may adversely affect our results of operations and financial condition. Furthermore, our reputation as a medical device company may be damaged if one or more of our products are, or are alleged to be, defective.

Our businesses expose us to potential product liability risks related to the design, manufacture, labeling and marketing of our products. In particular, our medical device products are often used in surgical and intensive care settings for procedures involving seriously ill patients. In addition, many of our products are designed to be implanted in the human body for varying periods of time. Product defects or inadequate disclosure of product-related risks with respect to products we manufacture or sell could result in patient injury or death. Product liability and warranty claims often involve very large or indeterminate amounts, including punitive damages. The magnitude of potential losses from product liability lawsuits may remain unknown for substantial periods of time, and the related legal defense costs may be significant. We could experience material warranty or product liability losses in the future and incur significant costs to defend these claims.

In addition, if any of our products are, or are alleged to be, defective, we may voluntarily conduct, or be required by regulatory authorities to conduct, a recall of that product. In the event of a recall, we may lose sales and be exposed to individual or class-action litigation claims. Moreover, negative publicity regarding a quality or safety issue, whether accurate or inaccurate, could harm our reputation, decrease demand for our products, lead to product withdrawals or impair our ability to successfully launch and market our products in the future. Product liability, warranty and recall costs may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Volatility in domestic and global financial markets could adversely impact our results of operations, financial condition and liquidity.

We are subject to risks arising from adverse changes in general domestic and global economic conditions. The economic slowdown and disruption of credit markets that occurred several years ago led to recessionary conditions and depressed levels of consumer and commercial spending, resulting in reductions, delays or cancellations of purchases of our products and services. We cannot predict the duration or extent of any economic recovery or the extent to which our customers will return to more typical spending behaviors. The continuation in a number of markets of weak economic growth, constricted credit, public sector austerity measures in response to public budget deficits and foreign currency volatility, particularly with respect to the euro, could have a material adverse effect on our results of operations, financial condition and liquidity.

Although we maintain allowances for doubtful accounts to cover the estimated losses which may occur when customers cannot make their required payments, we cannot assure that the loss rate will not increase in the future given the volatility in the worldwide economy. If our allowance for doubtful accounts is insufficient to address receivables we ultimately determine are uncollectible, we would be required to incur additional charges, which could materially adversely affect our results of operations. Moreover, our inability to collect outstanding receivables could adversely affect our financial condition and cash flow from operations.

In addition, adverse economic and financial market conditions may result in future impairment charges with respect to our goodwill and other intangible assets, which would not directly affect our liquidity but could have a material adverse effect on our reported financial results.

Our strategic initiatives, including acquisitions, may not produce the intended growth in revenue and operating income, which could have a material adverse effect on our operating results.

Our strategic initiatives include making significant investments designed to achieve revenue growth and to enable us to meet or exceed margin improvement targets. If we do not achieve the expected benefits from these investments or otherwise fail to execute on our strategic initiatives, we may not achieve the growth improvement we are targeting, and our results of operations may be adversely affected.

In addition, as part of our strategy for growth, we have made, and may continue to make, acquisitions and divestitures and enter into strategic alliances such as joint ventures and joint development agreements. However, we may not be able to identify suitable acquisition candidates, complete acquisitions or integrate acquisitions successfully, and our joint ventures or strategic alliances may not prove to be successful. In this regard, acquisitions involve numerous risks, including difficulties in the integration of acquired operations, technologies, services and products and the diversion of management's attention from other business concerns. Moreover, the products and technologies that we acquire may not be successful or may require us to devote significantly greater development, marketing and other resources, as well as significantly greater investments, than we anticipated. We could also experience negative effects on our results of operations and financial condition from acquisition-related charges, amortization of intangible assets, asset impairment charges and other matters that could arise in connection with the acquisition of a company or business, including matters related to internal control over financial reporting and regulatory compliance, as well as the short-term effects of increased costs on results of operations. Although our management will endeavor to evaluate the risks inherent in any particular transaction, there can be no assurance that we will identify all such risks or the magnitude of the risks. In addition, prior acquisitions have resulted, and future acquisitions could result, in the incurrence of substantial additional indebtedness and expenditures. Future acquisitions may also result in potentially dilutive issuances of equity securities. There can be no assurance that difficulties encountered in connection with acquisitions will not have a material adverse effect on our business, financial condition and results of operations.

In connection with certain of our completed acquisitions, we have agreed to pay consideration that is contingent upon the achievement of specified objectives, such as receipt of regulatory approval, commercialization of a product or achievement of sales targets. As of the acquisition date, we record a contingent liability representing the estimated fair value of the contingent consideration we expect to pay. On a quarterly basis, we reassess these obligations and, in the event our estimate of the fair value of the contingent consideration changes, we record increases or decreases in the fair value as an adjustment to operating earnings, which could have a material impact on our results of operations. As of December 31, 2022, we accrued $44.0 million of contingent consideration related to completed business combinations, most of which related to Standard Bariatrics. In addition, actual payments may differ materially from the amount of the contingent liability, which could have a material impact on our results of operations, cash flows and liquidity. For information regarding assumptions related to our contingent consideration liabilities, see "Critical Accounting Policies and Estimates" under Item 7, Management's Discussion and Analysis of

Financial Condition and Results of Operations included in this Annual Report on Form 10-K. For additional information regarding our acquisitions, see Note 4 to the consolidated financial statements included in this Annual Report on Form 10-K.

Health care reform may have a material adverse effect on our industry and our business.

Political, economic and regulatory developments have effected fundamental changes in the healthcare industry. The Affordable Care Act substantially changed the way health care is financed by both government and private insurers. It also encourages improvements in the quality of health care products and services and significantly impacts the U.S. pharmaceutical and medical device industries. Among other things, the Affordable Care Act:

- established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research;
- implemented payment system reforms, including a national pilot program to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain health care services through bundled payment models; and
- created an independent payment advisory board that will submit recommendations to reduce Medicare spending if projected Medicare spending exceeds a specified growth rate.

We cannot predict at this time the full impact of the Affordable Care Act or other healthcare reform measures that may be adopted in the future on our financial condition, results of operations and cash flows. In this regard, several legislative initiatives to repeal and replace the Affordable Care Act were proposed, but not adopted in 2017. However, U.S. tax legislation adopted in December 2017 and commonly referred to as the Tax Cuts and Jobs Act ("TCJA") eliminated the individual mandate under the Affordable Care Act, which has resulted in increased uncertainty regarding insurance premium prices for participants in insurance exchanges under the act, and may have other effects. Moreover, on December 14, 2018, the U.S. District Court for the Northern District of Texas ruled that the individual mandate provision of the Affordable Care Act is unconstitutional and the remainder of the act is invalid, although the Court stayed its ruling pending appeal. The nature and effect of any modification or repeal of, or legislative substitution for, the Affordable Care Act, or any court decision regarding the act's validity, is uncertain, and we cannot predict the effect that any of these events would have on the longer-term viability of the act, or on our financial condition, results of operations or cash flows.

We are subject to risks associated with our non-U.S. operations.

We have significant manufacturing and distribution facilities, research and development facilities, sales personnel and customer support operations in a number of countries outside the U.S., including Belgium, the Czech Republic, Ireland, Malaysia and Mexico. In addition, a significant portion of our non-U.S. revenues are derived from sales to third party distributors. As of December 31, 2022, approximately 75% of our full-time employees were employed in countries outside of the U.S., and approximately 55% of our net property, plant and equipment was located outside the U.S. In addition, for the years ended December 31, 2022, 2021 and 2020, 36%, 37% and 38%, respectively, of our net revenues (based on the Teleflex entity generating the sale) were derived from operations outside the U.S.

Our international operations are subject to risks inherent in doing business outside the U.S., including:

- exchange controls, currency restrictions and fluctuations in currency values;
- trade protection measures, tariffs and other duties, especially in light of trade disputes between the U.S. and several foreign countries, including China;
- potentially costly and burdensome import or export requirements;
- laws and business practices that favor local companies;
- changes in foreign medical reimbursement policies and procedures;
- subsidies or increased access to capital for firms that currently are or may emerge as competitors in countries in which we have operations;
- substantial non-U.S. tax liabilities, including potentially negative consequences resulting from changes in tax laws;
- restrictions and taxes related to the repatriation of non-U.S. earnings;
- differing labor regulations;
- additional U.S. and foreign government controls or regulations;

- the impact of the United Kingdom's departure from the European Union, commonly referred to as "Brexit";

- public health epidemics;

- difficulties in the protection of intellectual property; and

- unsettled political and economic conditions and possible terrorist attacks against American interests.

In addition, the U.S. Foreign Corrupt Practices Act (the "FCPA") prohibits companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Similar anti-bribery laws are in effect in several foreign jurisdictions. The FCPA also imposes accounting standards and requirements on publicly traded U.S. corporations and their foreign affiliates, which, among other things, are intended to prevent the diversion of corporate funds to the payment of bribes and other improper payments to government officials, and to prevent the establishment of "off the books" slush funds from which such improper payments can be made. Because of the predominance of government-sponsored health care systems around the world, many of our customer relationships outside of the U.S. are with government entities and are therefore subject to such anti-bribery laws. Our policies mandate compliance with these anti-bribery laws. However, we operate in many parts of the world that have experienced government corruption to some degree. Despite meaningful measures that we undertake to facilitate lawful conduct, which include training and compliance programs and internal control policies and procedures, we may not always prevent reckless or criminal acts by our employees, distributors or other agents. In addition, we may be exposed to liability due to pre-acquisition conduct of employees, distributors or other agents of businesses or operations we acquire. Violations of anti-bribery laws, or allegations of such violations, could disrupt our operations, involve significant management distraction and have a material adverse effect on our business, financial condition, results of operations and cash flows. We also could be subject to severe penalties and other adverse consequences, including criminal and civil penalties, disgorgement, substantial expenditures related to further enhancements to our procedures, policies and controls, personnel changes and other remedial actions, as well as harm to our reputation.

Furthermore, we are subject to the export controls and economic embargo rules and regulations of the U.S., including the Export Administration Regulations and trade sanctions against embargoed countries, which are administered by the Office of Foreign Assets Control within the Department of the Treasury, as well as other laws and regulations administered by the Department of Commerce. These regulations limit our ability to market, sell, distribute or otherwise transfer our products or technology to prohibited countries or persons. While we train our employees and contractually obligate our distributors to comply with these regulations, we cannot assure that a violation will not occur, whether knowingly or inadvertently. Failure to comply with these rules and regulations may result in substantial civil and criminal penalties, including fines and the disgorgement of profits, the imposition of a court-appointed monitor, the denial of export privileges and debarment from participation in U.S. government contracts, any of which could have a material adverse effect on our international operations or on our business, results of operations, financial condition and cash flows.

Additionally, in connection with the ongoing conflict between Russia and Ukraine, the U.S. government has imposed enhanced export controls on certain products and sanctions on certain industry sectors and parties in Russia. Although our sales into Russia did not constitute a material portion of our total revenue in 2022, further escalation of geopolitical tensions, including as a result of the imposition of additional economic sanctions, could have a broader impact that expands into other markets where we do business, which could adversely affect our business and/or our supply chain, business partners or customers in the broader region.

Foreign currency exchange rate, commodity price and interest rate fluctuations may adversely affect our results.

We are exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates, commodity prices and interest rates. Products manufactured in, and sold into, foreign markets represent a significant portion of our operations. Our consolidated financial statements reflect translation of financial statements denominated in non-U.S. currencies to U.S. dollars, our reporting currency, as well as the foreign currency exchange gains and losses resulting from the remeasurement of assets and liabilities and from transactions denominated in currencies other than the primary currency of the country in which the entity operates, which we refer to as "non-functional currencies." A strengthening or weakening of the U.S. dollar in relation to the foreign currencies of the countries in which we sell or manufacture our products, such as the euro, will affect our U.S. dollar-reported revenue and income. Although we have entered into forward contracts with several major financial institutions to hedge a portion of our monetary assets and liabilities and projected cash flows denominated in non-functional currencies in order to reduce the effects of currency rate fluctuations, changes in the relative values of currencies may, in some instances, have a significant effect on our results of operations.

Many of our products have significant plastic resin content. We also use quantities of other commodities, such as aluminum and steel. Increases in the prices of these commodities could increase the costs of our products and services. We may not be able to pass on these costs to our customers, particularly with respect to those products we sell under group purchase agreements, which could have a material adverse effect on our results of operations and cash flows.

Increases in interest rates may adversely affect the financial health of our customers and suppliers, thereby adversely affecting their ability to buy our products and supply the components or raw materials we need. In addition, our borrowing costs have been adversely affected by recent interest rate increases and could be further affected if interest rates continue to increase. Any of these events could have a material adverse effect on our financial condition, results of operations and cash flows.

Fluctuations in our effective tax rate and changes to tax laws may adversely affect us.

As a global company, we are subject to taxation in numerous countries, states and other jurisdictions. Our effective tax rate is derived from a combination of applicable tax rates in the various countries, states and other jurisdictions in which we operate. In preparing our financial statements, we estimate the amount of tax that will become payable in each of these jurisdictions. Our effective tax rate may, however, differ from the estimated amount due to numerous factors, including a change in the mix of our profitability from country to country and changes in tax laws. Any of these factors could cause us to experience an effective tax rate significantly different from previous periods or our current expectations, which could have an adverse effect on our business, financial condition, results of operations and cash flows.

An interruption in our manufacturing or distribution operations or our supply of raw materials may adversely affect our business.

Many of our key products are manufactured at or distributed from single locations, and the availability of alternate facilities is limited. If operations at one or more of our facilities is suspended due to natural disasters or other events, including, without limitation, those due to climate change, we may not be able to timely manufacture or distribute one or more of our products at previous levels or at all. Furthermore, our ability to establish replacement facilities or to substitute suppliers may be delayed due to regulations and requirements of the FDA and other regulatory authorities regarding the manufacture of our products. In addition, in the event of delays or cancellations in shipments of raw materials by our suppliers, we may not be able to timely manufacture or supply the affected products at previous levels or at all. The manufacture of our products is highly exacting and complex, due in part to strict regulatory requirements. Problems in the manufacturing process, including equipment malfunction, failure to follow specific protocols and procedures, defective raw materials and environmental factors, could lead to delays in product releases, product shortages, unanticipated costs, lost revenues and damage to our reputation. A failure to identify and address manufacturing problems prior to the release of products to our customers may also result in quality or safety issues. A reduction or interruption in manufacturing or distribution, or our inability to secure suitable alternative sources of raw materials or components, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our ability to attract, train, develop and retain key employees is important to our success.

Our success depends, in part, on our ability to continue to retain key personnel, including our executive officers and other members of our senior management team. Our success also depends, in part, on our ability to attract, train, develop and retain other key employees, including research and development, sales, marketing and operations personnel. We may experience difficulties in retaining executives and other employees due to many factors, including:

• the intense competition for skilled personnel in our industry;

• fluctuations in global economic and industry conditions;

• changes in our organizational structure;

• our restructuring initiatives;

• competitors' hiring practices; and

• the effectiveness of our compensation programs.

Our inability to attract, train, develop and retain such personnel could have an adverse effect on our business, results of operations, financial condition and cash flows.

Our failure to maintain strong relationships with physicians and other health care professionals could adversely affect us.

We depend on our ability to maintain strong working relationships with physicians and other healthcare professionals in connection with research and development for some of our products. We rely on these professionals to provide us with considerable knowledge and advice regarding the development and use of these products. Physicians assist us as researchers, product consultants, inventors and public speakers. If we fail to maintain our working relationships with physicians and, as a result, no longer have the benefit of their knowledge and advice, our products may not be developed in a manner that is responsive to the needs and expectations of the professionals who use and support our products, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our technology is important to our success, and our failure to protect our intellectual property rights could put us at a competitive disadvantage.

We rely on the patent, trademark, copyright and trade secret laws of the U.S. and other countries to protect our proprietary rights. Although we own numerous U.S. and foreign patents and have submitted numerous patent applications, we cannot be assured that any pending patent applications will issue, or that any patents, issued or pending, will provide us with any competitive advantage or will not be challenged, invalidated or circumvented by third parties. In addition, we rely on confidentiality and non-disclosure agreements with employees and take other measures to protect our know-how and trade secrets. The steps we have taken may not prevent unauthorized use of our technology by competitors or other persons who may copy or otherwise obtain and use these products or technology, particularly in foreign countries where the laws may not protect our proprietary rights to the same extent as in the U.S. We cannot assure that current and former employees, contractors and other parties will not breach their confidentiality agreements with us, misappropriate proprietary information, copy or otherwise obtain and use our information and proprietary technology without authorization or otherwise infringe on our intellectual property rights. Our inability to protect our proprietary technology could adversely affect our business, financial condition, results of operations and cash flows. Moreover, there can be no assurance that others will not independently develop know-how and trade secrets comparable to ours or develop better technology than our own, which could reduce or eliminate any competitive advantage we have developed.

Our products or processes may infringe the intellectual property rights of others, which may cause us to pay unexpected litigation costs or damages or prevent us from selling our products.

We cannot be certain that our products do not and will not infringe issued patents or other intellectual property rights of third parties. We may be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the intellectual property rights of third parties. Any such claims, whether or not meritorious, could result in litigation and divert the efforts of our personnel. If we are found liable for infringement, we may be compelled to enter into licensing agreements (which may not be available on acceptable terms or at all) or to pay damages or cease making or selling certain products. We may need to redesign some of our products or processes to avoid future infringement liability. Any of the foregoing events could be detrimental to our business.

Other pending and future litigation may involve significant costs and adversely affect our business.

We are party to various lawsuits and claims arising in the normal course of business involving, among other things, contracts, intellectual property, import and export regulations, and employment and environmental matters. The defense of these lawsuits may divert our management's attention and may involve significant legal expenses. In addition, we may be required to pay damage awards or settlements, or become subject to injunctions or other equitable remedies, that could have a material adverse effect on our financial condition and results of operations. While we do not believe that any litigation in which we are currently engaged would have such an adverse effect, the outcome of litigation, including regulatory matters, is often difficult to predict, and we cannot assure that the outcome of pending or future litigation will not have a material adverse effect on our business, financial condition, results of operations or cash flows.

Disruption of critical information systems or material breaches in the security of our systems may adversely affect our business and customer relationships.

We rely on information technology systems to process, transmit, and store electronic information in our day-to-day operations. We also rely on our technology infrastructure, among other functions, to enable us to interact with customers and suppliers, fulfill orders, generate invoices, collect and make payments, ship products, provide support to customers, fulfill contractual obligations and otherwise perform business functions. Our internal information technology systems, as well as those systems maintained by third-party providers, may be subjected to computer viruses or other malicious codes, unauthorized access attempts, and cyber-attacks, any of which could result in data leaks or otherwise compromise our confidential or proprietary information and disrupt our operations. Cyber-attacks are becoming more sophisticated and frequent, and in some cases have caused significant harm. Although we have taken numerous measures to protect our information systems and enhance data security, we cannot assure that these measures will prevent security breaches that could have a significant impact on our business, reputation and financial results. If we fail to monitor, maintain or protect our information technology systems and data integrity effectively or fail to anticipate, plan for or manage significant disruptions to these systems, we could, among other things, lose customers, have difficulty preventing fraud, have disputes with customers, physicians and other health care professionals, be subject to regulatory sanctions or penalties, incur expenses, lose revenues or suffer other adverse consequences. Any of these events could have a material adverse effect on our business, results of operations, financial condition or cash flows.

Our operations expose us to the risk of material environmental and health and safety liabilities.

We are subject to numerous foreign, federal, state and local environmental protection and health and safety laws governing, among other things:

- the generation, storage, use and transportation of hazardous materials;
- emissions or discharges of substances into the environment;
- the impacts of industrial operations on climate change; and
- the health and safety of our employees.

These laws and regulations are complex, change frequently and have tended to become more stringent over time. We cannot provide assurance that our costs of complying with current or future environmental protection and health and safety laws, or our liabilities arising from past or future releases of, or exposures to, hazardous substances, which may include claims for personal injury or cleanup, will not exceed our estimates or will not adversely affect our financial condition and results of operations.

The effects of climate change or legal, regulatory or market measures intended to address climate change could adversely affect our business, results of operations, financial condition and cash flows.

Risks associated with climate change are subject to increasing societal, regulatory and political focus in the U.S. and globally. While the effects of climate change in the near- and long-term are difficult to predict, shifts in weather patterns caused by climate change are expected to increase the frequency, severity and duration of certain adverse weather conditions and natural disasters, such as hurricanes, tornadoes, earthquakes, wildfires, droughts, extreme temperatures or flooding, which could cause more significant business and supply chain interruptions, damage to our products and facilities as well as the infrastructure of hospitals, medical care facilities and other customers, reduced workforce availability, increased costs of raw materials and components, increased liabilities, and decreased revenues than what we have experienced in the past from such events. In addition, increased public concern over climate change could result in new legal or regulatory requirements designed to mitigate the effects of climate change, which could include the adoption of more stringent environmental laws and regulations or stricter enforcement of existing laws and regulations, which could result in increased compliance burdens and costs to meet the regulatory obligations as well as adverse impacts on raw material sourcing, manufacturing operations and the distribution of our products. Any such developments could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our workforce covered by collective bargaining and similar agreements could cause interruptions in our provision of products and services.

As of December 31, 2022, 9% of our employees in the U.S. and in other countries were covered by union contracts or collective bargaining arrangements. It is likely that a portion of our workforce will remain covered by collective bargaining and similar agreements for the foreseeable future. Strikes or work stoppages could occur that would adversely impact our relationships with our customers and our ability to conduct our business.

Risks Relating to our Financing Arrangements

Our substantial indebtedness could adversely affect our business, financial condition or results of operations.

As of December 31, 2022, we had total consolidated indebtedness of $1.7 billion.

Our substantial level of indebtedness increases the risk that we may be unable to generate cash sufficient to satisfy our debt obligations. It could also have significant effects on our business. For example, it could:

- increase our vulnerability to general adverse economic and industry conditions;
- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund capital expenditures, research and development efforts and other general corporate expenditures;
- limit our ability to borrow additional funds for general corporate purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- restrict us from pursuing business opportunities; and
- place us at a disadvantage compared to competitors that have less indebtedness.

If we do not generate sufficient cash flow from operations or if future borrowings are not available to us in an amount sufficient to pay our indebtedness when due or to fund our other liquidity needs, we may be forced to:

- refinance all or a portion of our indebtedness;
- sell assets;
- reduce or delay capital expenditures; or
- seek to raise additional capital.

We may not be able to effect any of these actions on commercially reasonable terms or at all. Our ability to refinance our indebtedness will depend on our financial condition at the time, the restrictions in the instruments governing our outstanding indebtedness and other factors, including market conditions.

Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance or restructure our obligations on commercially reasonable terms or at all, could have a material adverse effect on our business, financial condition and results of operations.

Our debt agreements impose restrictions on our business, which could prevent us from pursuing business opportunities and taking other desirable corporate actions, and may adversely affect our ability to respond to changes in our business and manage our operations.

Our senior credit agreement and the indentures governing our 4.625% senior notes due 2027 (the "2027 Notes") and our 4.25% Senior Notes due 2028 (the "2028 Notes" and, together with the 2027 Notes, the "Senior Notes") contain covenants that, among other things, impose significant restrictions on our business. The restrictions that these covenants place on us and our restricted subsidiaries collectively include limitations on our and their ability to, among other things:

- incur additional indebtedness or issue preferred stock or otherwise disqualified stock;
- create liens;
- pay dividends, make investments or make other restricted payments;
- sell assets;
- merge, consolidate, sell or otherwise dispose of all or substantially all of our assets; and
- enter into transactions with our affiliates.

In addition, our senior credit agreement also contains financial covenants, including covenants requiring maintenance of a consolidated leverage ratio, a secured leverage ratio and a consolidated interest coverage ratio, calculated in accordance with the terms of the senior credit agreement. A breach of any covenants under any one or more of our debt agreements could result in a default, which if not cured or waived, could result in the acceleration of all of our debt. In addition, any debt agreements we enter into in the future may further limit our ability to enter into certain types of transactions.

Under our cross-currency swap agreements, a meaningful decline in the U.S. dollar to euro exchange rate could have a material adverse effect on our cash flows.

In 2018 and 2019, we entered into cross-currency swap agreements with several financial institutions to hedge against the effect of variability in the U.S. dollar to euro exchange rate. The swap agreements require an exchange of the notional amounts between us and the counterparties upon expiration or earlier termination of the agreements. If, at the expiration or earlier termination of the swap agreements, the U.S. dollar to euro exchange rate has declined from the rate in effect on the execution date, we are required to pay the counterparties an amount equal to the excess of the U.S. dollar value over the euro principal amount (we and the counterparties have agreed to a net settlement with regard to the exchange of the notional amounts at the date of expiration or earlier termination of the agreements). In the event of a significant decline in the U.S. dollar to euro exchange rate, our payment obligations to the counterparties could have a material adverse effect on our cash flows. In this regard, if, at the expiration or earlier termination of our swap agreements, the U.S. dollar to euro exchange rate has declined by 10% from the rate in effect at the inception of our agreements, we would be required to pay approximately $75 million to the counterparties in respect of the notional settlement. To the extent we enter into additional cross-currency swap agreements, a decline in the relevant exchange rates could further adversely affect our cash flows.

Risks Relating to Ownership of our Common Stock

We may issue additional shares of our common stock or instruments convertible into our common stock, which could cause the price of our common stock to decline.

We are not restricted from issuing additional shares of our common stock or other instruments convertible into our common stock. As of December 31, 2022, we had outstanding approximately 46.9 million shares of our common stock, options to purchase 1.2 million shares of our common stock (of which approximately 1.0 million were vested as of that date), restricted stock units covering 0.2 million shares of our common stock (which are expected to vest over the next three years), performance stock units covering a maximum of 62,927 shares of our common stock (which may vest in early 2023, depending on our performance with regard to specified financial measures and market performance of our common stock compared to designated public companies) and 123 shares of our common stock to be distributed from our deferred compensation plan. As of December 31, 2022, 2.8 million shares of our common stock were reserved for issuance upon the exercise of stock options. We cannot predict the size of future issuances or the effect, if any, that they may have on the market price for our common stock.

If we issue additional shares of our common stock or instruments convertible into our common stock, such issuances may materially and adversely affect the price of our common stock. Furthermore, our issuance of shares upon the exercise of some or all of the outstanding stock options, as well as the vesting of restricted stock units and some or all of the performance stock units will dilute the ownership interests of existing stockholders, and the subsequent sale in the public market of such shares of our common stock could adversely affect prevailing market prices of our common stock.

We may not pay dividends on our common stock in the future.

Holders of our common stock are entitled to receive dividends only as our board of directors may declare out of funds legally available for such payments. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, requirements under covenants in our debt instruments, legal requirements and other factors as our board of directors deems relevant. We cannot assure that our cash dividend will not be reduced, or eliminated, in the future.

Certain provisions of our corporate governing documents, Delaware law and our Senior Notes could discourage, delay, or prevent a merger or acquisition.

Provisions of our certificate of incorporation and bylaws could impede a merger, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer for our common stock. For example, our certificate of incorporation authorizes our board of directors to determine the number of shares in a series, the consideration, dividend rights, liquidation preferences, terms of redemption, conversion or exchange rights and voting rights, if any, of unissued series of preferred stock, without any vote or action by our stockholders. Thus, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. We are also subject to Section 203 of the Delaware General Corporation Law, which imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. These provisions could have the effect of delaying or deterring a third party from acquiring us even if an acquisition might be in the best interest of our stockholders, and accordingly could reduce the market price of our common stock.

Certain provisions in the indentures governing the Senior Notes could make it more difficult or more expensive for a third party to acquire us. Upon an acquisition event that constitutes a "change of control," as defined in the indentures governing the Senior Notes, coupled with a downgrade in the ratings of the Senior Notes, holders of such notes will have the right to require us to purchase their notes in cash. Our obligations under the Senior Notes could increase the cost of acquiring us or otherwise discourage a third party from acquiring us or removing incumbent management, and accordingly could cause a reduction in the market price of our common stock.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

Not applicable.

ITEM 2. *PROPERTIES*

We own or lease approximately 90 properties consisting of manufacturing plants, engineering and research centers, distribution warehouses, offices and other facilities. We believe that the properties are maintained in good operating condition and are suitable for their intended use. In general, our facilities meet current operating requirements for the activities currently conducted within the facilities.

Our major facilities (those with 50,000 or greater square feet) at December 31, 2022 are as follows:

Location	Primary use	Square Footage	Owned or Leased
Olive Branch, MS	Distribution warehouse	627,000	Leased
Kamunting, Malaysia	Manufacturing	286,000	Owned
Nuevo Laredo, Mexico	Manufacturing	277,000	Leased
Tecate, Mexico	Manufacturing	172,000	Owned
Chihuahua, Mexico	Manufacturing	153,000	Owned
Maple Grove, MN	Manufacturing	129,000	Owned
Morrisville, NC	Office administration	121,000	Leased
Zdar Nad Sazauou, Czech Republic	Manufacturing	108,000	Owned
Trenton, GA	Manufacturing	102,000	Owned
Chihuahua, Mexico	Manufacturing	100,000	Leased
Hradec Kralove, Czech Republic	Manufacturing	92,000	Owned
Chelmsford, MA	Manufacturing	91,000	Leased
Kulim, Malaysia	Manufacturing	90,000	Owned
Kernen, Germany	Manufacturing	86,000	Leased
Jaffrey, NH	Manufacturing	81,000	Owned
Kamunting, Malaysia	Manufacturing	77,000	Leased
Pleasanton, CA	Manufacturing	76,000	Leased
Chihuahua, Mexico	Manufacturing	63,000	Owned
Reading, PA	Engineering and research	63,000	Leased
Limerick, Ireland	Manufacturing	59,000	Owned
Wayne, PA	Office administration	58,000	Leased
Mansfield, MA	Manufacturing	57,000	Leased
Plymouth, MN	Manufacturing	55,000	Leased
Bad Liebenzell, Germany	Manufacturing	53,000	Leased

Operations in each of our business segments are conducted at locations both in and outside of the U.S. Of the facilities listed above, with the exception of Plymouth, MN, Jaffrey, NH, Mansfield, MA, Trenton, GA, and Limerick, Ireland, which are used solely for the OEM segment, our facilities generally serve more than one business segment and are often used for multiple purposes, such as administrative/sales, manufacturing and warehousing/distribution.

In addition to the properties listed above, we own or lease approximately 700,000 square feet of additional warehousing, manufacturing and office space worldwide.

ITEM 3. *LEGAL PROCEEDINGS*

We are party to various lawsuits and claims arising in the normal course of business. These lawsuits and claims include actions involving product liability and product warranty, intellectual property, contracts, employment and environmental matters. As of December 31, 2022 and 2021, we accrued liabilities of $0.5 million and $0.2 million respectively, in connection with these matters, representing our best estimate of the cost within the range of estimated possible loss that will be incurred to resolve these matters. Based on information currently available, advice of counsel, established reserves and other resources, we do not believe that any such actions are likely to be, individually or in the aggregate, material to our business, financial condition, results of operations or cash flows. However, in the event of unexpected further developments, it is possible that the ultimate resolution of these matters, or other similar matters, if unfavorable, may be materially adverse to our business, financial condition, results of operations or cash flows. See Note 17 to the consolidated financial statements included in this Annual Report on Form 10-K for additional information.

ITEM 4.   *MINE SAFETY DISCLOSURES*

Not applicable.

PART II

ITEM 5. ***MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES***

Our common stock is listed on the New York Stock Exchange under the symbol "TFX." As of February 21, 2023, we had 367 holders of record of our common stock. A substantially greater number of holders of our common stock are beneficial owners whose shares are held by brokers and other financial institutions for the accounts of beneficial owners.

Stock Performance Graph

The following graph provides a comparison of five year cumulative total stockholder returns of Teleflex common stock, the Standard & Poor's (S&P) 500 Stock Index and the S&P 500 Healthcare Equipment & Supply Index. The annual changes for the five-year period shown on the graph are based on the assumption that $100 had been invested in Teleflex common stock and each index on December 31, 2017 and that all dividends were reinvested.



Comparison of Cumulative Five Year Total Return

MARKET PERFORMANCE

Company / Index	2017	2018	2019	2020	2021	2022
Teleflex Incorporated	100.00	104.45	152.76	167.66	134.31	102.59
S&P 500 Index	100.00	95.62	125.72	148.85	191.58	156.88
S&P 500 Healthcare Equipment & Supply Index	100.00	114.24	148.06	175.90	210.90	166.35

ITEM 6. ***RESERVED***

Not applicable.

ITEM 7. ***MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS***

Overview

We are a global provider of medical technology products focused on enhancing clinical benefits, improving patient and provider safety and reducing total procedural costs. We primarily design, develop, manufacture and supply medical devices used by hospitals and healthcare providers for common diagnostic and therapeutic procedures in critical care and surgical applications. Approximately 95% of our net revenues come from single-use medical devices. We market and sell our products worldwide through a combination of our direct sales force and distributors. Because our products are used in numerous markets and for a variety of procedures, we are not dependent upon any one end-market or procedure. We are focused on achieving consistent, sustainable and profitable growth by increasing our market share and improving our operating efficiencies.

We evaluate our portfolio of products and businesses on an ongoing basis to ensure alignment with our overall objectives. Based on our evaluation, we may seek to optimize utilization of our facilities through restructuring initiatives designed to further reduce our cost base and enhance our competitive position. In addition, we may continue to explore opportunities to expand the size of our business and improve our margins through a combination of acquisitions and distributor to direct sales conversions, which generally involve our elimination of a distributor from the sales channel, either by acquiring the distributor or terminating the distributor relationship (in some instances, particularly in Asia, the conversions involve our acquisition or termination of a master distributor and the continued sale of our products through sub-distributors). Our distributor to direct sales conversions are designed to facilitate improved product pricing and more direct access to the end users of our products within the sales channel. Further, we may identify opportunities to expand our margins through strategic divestitures of existing businesses and product lines that no longer meet our objectives.

Acquisitions

On June 13, 2022, we acquired a privately-owned catheter company for an initial cash payment of $22.8 million. Under the terms of the acquisition agreement, we may become obligated to make additional cash payments of up to $26.2 million if certain commercial and revenue goals are met. The acquisition, which complements our interventional product portfolio, principally consisted of a proprietary catheter design and other related intellectual property.

On September 27, 2022, we completed the acquisition of Standard Bariatrics, Inc., a privately-held medical device company that commercialized a powered stapling technology for bariatric surgery that complements our surgical product portfolio. The fair value of consideration transferred was $211.8 million, which included cash payments of $173.0 million and $38.8 million in estimated fair value of contingent consideration. The contingent consideration liability represents the estimated fair value of our obligations, under the acquisition agreement, to make three milestone payments up to $130 million, in aggregate, if certain commercial milestones are met. The acquisition was financed using borrowings under our revolving credit facility and cash on hand. See Note 4 to the consolidated financial statements included in this report for additional information.

Divestiture

On May 15, 2021, we entered into a definitive agreement to sell certain product lines within our global respiratory product portfolio to Medline for consideration of $286.0 million, reduced by $12 million in working capital not transferring to Medline (the "Respiratory business divestiture"). In connection with the Respiratory business divestiture, we also entered into several ancillary agreements with Medline to help facilitate the transfer of the business, which provide for transition support, quality, supply and manufacturing services, including a manufacturing and supply transition agreement (the "MSTA").

On June 28, 2021, we completed the initial phase of the Respiratory business divestiture, pursuant to which we received cash proceeds of $259 million. The second phase of the Respiratory business divestiture will occur once we transfer certain additional manufacturing assets to Medline. Our receipt of $15.0 million in additional cash proceeds is contingent upon the transfer of these manufacturing assets and is expected to occur prior to the end of 2023. We plan to recognize the contingent consideration, and any gain on sale resulting from the second phase of the divestiture, when it becomes realizable.

Economic factors impacting our business

The residual effects from the COVID-19 pandemic continue to impact global economic conditions, which have affected our financial results and global operations, as well as our contractors, suppliers, customers and other business partners. Consequently, we have experienced increased levels of overall cost inflation and challenges within our supply chain. Constraints on the supply of specific raw materials used to manufacture our products have and continue to impact delivery times and have resulted in an increased level of backorders. Moreover, pandemic related measures, as well as staffing shortages at healthcare facilities stemming from the pandemic, have and continue to result in varying levels of reduced demand within certain of our segments and product lines due to lower elective procedure volumes compared to pre-pandemic levels.

We continue to monitor the macro-economic impacts stemming from the COVID-19 pandemic, as well as ongoing geopolitical conflicts, that have contributed to material and services inflation and exchange rate volatility, as well as trade and tariff activity.

We believe that the impacts stemming from the factors discussed above will continue to affect our business, and consequentially our financial position, results of operations and liquidity, particularly in the near term, and that such impact would be most significant if COVID-19 becomes more prevalent or geopolitical conflicts escalate. As a result of the dynamic nature of each of these factors, we cannot accurately predict the extent or duration of the impacts on our business.

Results of Operations

As used in this discussion, "new products" are products for which commercial sales have commenced within the past 36 months, and "existing products" are products for which commercial sales commenced more than 36 months ago. Discussion of results of operations items that reference the effect of one or more acquired businesses (except as noted below with respect to acquired distributors) generally reflects the impact of the acquisitions within the first 12 months following the date of the acquisition. In addition to increases and decreases in the per unit selling prices of our products to our customers, our discussion of the impact of product price increases and decreases also reflects the impact on the pricing of our products resulting from any elimination of distributors, either through acquisition or termination of the distributor, from the sales channel. All dollar amounts in tables are presented in millions unless otherwise noted.

For a discussion of our results of operations comparison for 2021 and 2020, refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed on March 1, 2022.

Comparison of 2022 and 2021

Revenues

	2022	2021
Net Revenues	$ 2,791.0	$ 2,809.6

Net revenues for the year ended December 31, 2022 decreased by $18.6 million, or 0.7%, compared to the prior year, primarily due to a $124.5 million decrease in sales volumes of existing products, $97.0 million of unfavorable fluctuations in foreign currency exchange rates and, to a lesser extent, a net decrease in sales volumes attributed to the Respiratory business divestiture. The decreases in revenue were partially offset by a $184.9 million increase in sales of new products and price increases.

Gross profit

	2022	2021
Gross profit	$ 1,531.1	$ 1,549.6
Percentage of revenues	54.9 %	55.2 %

For the year ended December 31, 2022, gross margin decreased 30 basis points, or 0.5%, compared to the prior year period primarily due to continued cost inflation from macro-economic factors, specifically, logistics and distribution, raw materials and labor costs, partially offset by price increases and favorable fluctuations in foreign currency exchange rates.

Selling, general and administrative

	2022	2021
Selling, general and administrative	$ 863.7	$ 860.1
Percentage of revenues	30.9 %	30.6 %

Selling, general and administrative expenses increased $3.6 million for the year ended December 31, 2022, compared to the prior year. The increase was primarily attributable to higher sales and marketing expenses across certain of our product portfolios, higher IT related costs, including support services, and operating expenses incurred by acquired businesses, primarily Standard Bariatrics. The increases in selling, general and administrative costs were partially offset by favorable fluctuations in foreign currency exchange rates.

Research and development

	2022	2021
Research and development	$ 153.8	$ 130.8
Percentage of revenues	5.5 %	4.7 %

Research and development expenses increased $23.0 million for the year ended December 31, 2022, compared to the prior year, which was primarily attributable to European Union Medical Device Regulation ("EU MDR") related costs and higher project spend within certain of our product portfolios.

Restructuring and impairment charges

2022 Restructuring plan

On November 15, 2022, we initiated a strategic restructuring plan designed to improve operating performance and position the organization to deliver long-term durable growth by creating efficiencies that align with our high growth strategic objectives (the "2022 restructuring plan"). The plan primarily involves the relocation of certain manufacturing operations to existing lower-cost locations in addition to the streamlining of various business functions across the organization and related workforce reductions. These actions are expected to be substantially completed during 2023.

We estimate that we will incur aggregate pre-tax restructuring and restructuring related charges in connection with the 2022 restructuring plan of $39 million to $48 million. We estimate that $26 million to $32 million of these charges will result in cash outlays, most of which are expected to be made in 2023. Additionally, we expect to incur approximately $2 million in aggregate capital expenditures under the plan, most of which is expected to be incurred during 2023.

We currently expect to begin realizing plan-related savings in 2023 and expect to achieve annual pre-tax savings of $21 million to $23 million once the plan is fully implemented.

Respiratory divestiture plan

In 2021, in connection with the Respiratory business divestiture, we committed to a restructuring plan designed to separate the manufacturing operations that will be transferred to Medline from those that will remain with Teleflex, which includes related workforce reductions (the "Respiratory divestiture plan"). The plan includes expanding certain of our existing locations to accommodate the transfer of capacity from the sites that will be transferred to Medline and replicating the manufacturing processes at alternate existing locations. We expect this plan will be substantially completed by the end of 2023.

We estimate that we will incur aggregate pre-tax restructuring and restructuring related charges in connection with the Respiratory divestiture plan of $24 million to $30 million and substantially all of these charges will result in cash outlays. Additionally, we expect to incur $22 million to $28 million in aggregate capital expenditures under the plan.

2019 Footprint realignment plan

In February 2019, we initiated a restructuring plan primarily involving the relocation of certain manufacturing operations to existing lower-cost locations and related workforce reductions (the "2019 Footprint realignment plan"). The plan is substantially complete and as a result, we expect future restructuring expenses associated with the plan, if any, to be immaterial.

2018 Footprint realignment plan

In May 2018, we initiated a restructuring plan involving the relocation of certain European manufacturing operations to existing lower-cost locations, the outsourcing of certain European distribution operations and related workforce reductions (the "2018 Footprint realignment plan"). The plan is substantially complete and as a result, we expect future restructuring expenses associated with the plan, if any, to be immaterial.

2014 Footprint realignment plan

In April 2014, we initiated a restructuring plan involving the consolidation of operations and a related reduction in workforce at certain facilities, and the relocation of manufacturing operations from certain higher-cost locations to existing lower-cost locations (the "2014 Footprint realignment plan"). The plan is substantially complete and as a result, we expect future restructuring expenses associated with the plan, if any, to be immaterial.

The following table provides information regarding restructuring charges we have incurred with respect to each of our restructuring programs, as well as impairment charges, for the years ended December 31, 2022, 2021, and 2020. The restructuring charges listed in the table primarily consist of termination benefits.

	2022	2021
2022 Restructuring plan	$ 15.5	$ —
Respiratory divestiture plan	0.6	2.7
2021 Restructuring plan	—	7.4
2019 Footprint realignment plan	(1.0)	0.3
2018 Footprint realignment plan	2.1	2.5
Other restructuring programs	1.6	2.1
Impairment charges (1)	1.5	6.7
Total	$ 20.3	$ 21.7

(1) For the year ended December 31, 2022, we recorded impairment charges of $1.5 million related to our decision to abandon certain assets. For the year ended December 31, 2021, we recorded impairment charges of $6.7 million related to our decision to abandon intellectual property and other assets primarily associated with our respiratory product portfolio that was not transferred to Medline as part of the Respiratory business divestiture.

Interest expense

	2022	2021
Interest expense	$ 54.3	$ 57.0
Average interest rate on debt during the year	2.8 %	2.2 %

The decrease in interest expense for the year ended December 31, 2022 compared to the prior year was primarily due to a decrease in average debt outstanding, partially offset by a higher average interest rate resulting from increases in interest rates associated with our variable interest rate debt instruments.

Gain on sale of assets and business

	2022	2021
Gain on sale of assets and business	$ 6.5	$ 91.2

During the year ended December 31, 2022, we recognized a gain related to a sale of a building. During the year ended December 31, 2021, we recognized a gain related to the Respiratory business divestiture.

Loss on extinguishment of debt

	2022	2021
Loss on extinguishment of debt	$ 0.5	$ 13.0

During the year ended December 31, 2022 we recognized a $0.5 million loss on extinguishment of debt due to the write off of unamortized deferring financing costs related to the amendment of our senior credit facility. During the year ended December 31, 2021, we prepaid the $400 million aggregate outstanding principal amount under our 4.875% Senior Notes due 2026 (the "2026 Notes"). In addition to the prepayment of principal, we paid to the holders of the 2026 Notes a $9.8 million prepayment make-whole amount plus accrued and unpaid interest. We recorded the prepayment make-whole amount and a $3.2 million write-off of unamortized debt issuance costs as a loss on extinguishment of debt.

Taxes on income from continuing operations

	2022	2021
Effective income tax rate	18.6 %	13.3 %

The effective income tax rate for 2022 reflects tax expense resulting from a deferred charge relating to the 2022 Restructuring Plan and tax expense resulting from a U.S. law effective in 2022 requiring capitalization of certain research and development expenditures. The effective income tax rate for 2021 reflects tax expense associated with the Respiratory business divestiture. Additionally, the effective tax rates for both 2022 and 2021 reflect a net excess tax benefit related to share-based compensation and a tax benefit from research and development tax credits.

On August 16, 2022, the Inflation Reduction Act of 2022 was signed into law, which, among other things, implemented a 15% minimum tax on book income of certain large corporations. We continue to evaluate the impact the law will have on consolidated results of operations, but it is not expected to have a material effect on our consolidated financial statements.

In December 2022, the EU adopted a directive that requires each EU Member State to enact national legislation establishing a 15% global minimum tax that is required to become effective in 2024. Although specific provisions of the proposed future laws of the individual Member States are not fully known at this time, we anticipate that potential enactments of these laws by the Member States could impact our tax obligations in future periods.

Segment Results

Segment Net Revenues

	Year Ended December 31		% Increase/(Decrease)
	2022	**2021**	**2022 vs 2021**
Americas	$ 1,653.7	$ 1,659.3	(0.3)
EMEA	558.4	606.8	(8.0)
Asia	306.3	297.8	2.9
OEM	272.6	245.7	11.0
Segment Net Revenues	$ 2,791.0	$ 2,809.6	(0.7)

Segment Operating Profit

	Year Ended December 31,		% Increase/(Decrease)
	2022	**2021**	**2022 vs 2021**
Americas	$ 452.0	$ 424.2	6.6
EMEA	42.5	94.9	(55.2)
Asia	82.8	84.6	(2.2)
OEM	65.4	56.2	16.3
Segment Operating Profit [1]	$ 642.7	$ 659.9	(2.6)

(1) See Note 18 to the consolidated financial statements included in this Annual Report on Form 10-K for a reconciliation of segment operating profit to our consolidated income from continuing operations before interest, loss on extinguishment of debt and taxes.

Americas

Americas net revenues for the year ended December 31, 2022 decreased $5.6 million, or 0.3%, compared to the prior year, which was primarily attributable to a $192.9 million decrease in sales volume of existing products and, to a lesser extent, a net decrease in sales volumes attributed to the Respiratory business divestiture. The decreases in revenue were partially offset by a $175.1 million increase in sales of new products and price increases.

Americas operating profit for the year ended December 31, 2022 increased $27.8 million, or 6.6%, compared to the prior year, which was primarily attributable to lower performance related employee-benefit expenses, a decrease in contingent consideration expense and lower general and administrative expenses. The increases in operating profit were partially offset by higher sales and marketing expenses across certain of our product portfolios.

EMEA

EMEA net revenues for the year ended December 31, 2022 decreased $48.4 million, or 8.0%, compared to the prior year, which was primarily attributable to $63.9 million of unfavorable fluctuations in foreign currency exchange rates, partially offset by an increase in sales volumes of existing products.

EMEA operating profit for the year ended December 31, 2022 decreased $52.4 million, or 55.2%, compared to the prior year, which was primarily attributable to unfavorable fluctuations in foreign currency exchange rates and an increase in EU MDR costs within research and development.

In 2015, the Italian parliament enacted legislation that, among other things, imposed a "payback" measure on medical device companies that supply goods and services to the Italian National Healthcare System. Under the measure, companies are required to make payments to the Italian government if medical device expenditures in a given year exceed regional expenditure ceilings established for that year. The payment amounts are calculated based on the amount by which the regional ceilings for the given year were exceeded. Considerable uncertainty exists related to the enforceability of and implementation process for the payback law. In response to decrees issued by the Italian Ministry of Health, the various Italian regions issued invoices to medical device companies, including Teleflex, under the payback measure in the fourth quarter of 2022 seeking payment with respect to excess expenditures for the years 2015 through 2018. Following the issuance of the invoices, we and numerous other medical device companies filed appeals with the Italian administrative courts challenging the enforceability of the payback measure, which appeals remain pending. As of December 31, 2022, our reserve for this matter is $10.9 million, $2.6 million of which was recorded as a reduction of revenue for 2022. If the payback was to ultimately be enforced in its existing form, we estimate that we would be required to remit payments in excess of our current reserve of up to $23 million.

Asia

Asia net revenues for the year ended December 31, 2022 increased $8.5 million, or 2.9%, compared to the prior year, which was primarily attributable to a $30.1 million increase in sales volumes of existing products, partially offset by $23.7 million of unfavorable fluctuations in foreign currency exchange rates.

Asia operating profit for the year ended December 31, 2022 decreased $1.8 million, or 2.2%, compared to the prior year, which was primarily attributable to unfavorable fluctuations in foreign currency exchange rates and a benefit recognized in the prior year resulting from the reversal of a contingent liability related to tariffs imposed by Chinese authorities, which is described in Note 17 to the consolidated financial statements included in this Annual Report on Form 10-K, partially offset by an increase in gross profit resulting from higher sales.

OEM

OEM net revenues for the year ended December 31, 2022 increased $26.9 million, or 11.0% compared to the prior year which was primarily attributable to a $21.7 million increase in sales volumes of existing products and price increases, partially offset by unfavorable fluctuations in foreign currency exchange rates.

OEM operating profit for the year ended December 31, 2022 increased $9.2 million, or 16.3%, compared to the prior year, which was primarily attributable to an increase in gross profit resulting from higher sales volume, partially offset by an increase in general and administrative expenses.

Liquidity and Capital Resources

We assess our liquidity in terms of our ability to generate cash to fund our operating, investing and financing activities. Our principal source of liquidity is our cash flows provided by operating activities. Our cash flows provided by operating activities are reduced by cash used to, among other things, fulfill contractual obligations for minimum lease payments under noncancellable operating leases, which often extend beyond one year; the weighted average remaining lease term of our operating lease portfolio is 7.9 years. Our cash flows provided by operating activities are also reduced by cash used for unconditional legally binding commitments to purchase goods or services (i.e., purchase obligations), which are primarily related to inventory expected to be purchased within one year.

Other significant factors that affect our overall management of liquidity include contractual obligations such as scheduled principal and interest payments with respect to outstanding indebtedness and tax on deemed repatriation of non-U.S. earnings, which will be paid annually over the next three years. We may also be obligated to make payments for contingent consideration due to past acquisitions, the timing and amount of which may be uncertain, and the magnitude of which can vary from year to year. Other significant factors that affect our liquidity include certain actions controlled by management such as capital expenditures, acquisitions, and dividends. See Note 10, Note 12 and Note 15 to the consolidated financial statements included in this Annual Report on Form 10-K for additional information.

We believe our cash flow from operations, available cash and cash equivalents and borrowings under our revolving credit facility (which is provided for under the Credit Agreement) and accounts receivable securitization facility will enable us to fund our operating requirements, capital expenditures and debt obligations for the next 12 months and the foreseeable future.

Of our $292.0 million of cash and cash equivalents at December 31, 2022, $256.9 million was held at non-U.S. subsidiaries. We manage our worldwide cash requirements by monitoring the funds available among our subsidiaries and determining the extent to which we can access those funds on a cost effective basis.

We have entered into cross-currency swap agreements with different financial institution counterparties to hedge against the effect of variability in the U.S. dollar to euro exchange rate. Under the terms of the cross-currency swap agreements, we notionally exchanged in the aggregate $750 million for €653.1 million. The swap agreements, which begin to expire in October 2023, are designated as net investment hedges and require an exchange of the notional amounts upon expiration or the earlier termination of the agreements. We and the counterparties have agreed to effect the exchange through a net settlement. As a result, we may be required to pay (or be entitled to receive) an amount equal to the difference, on the expiration or earlier termination dates, between the U.S. dollar equivalent of the €653.1 million notional amount and the $750 million notional amount. If, at the expiration or earlier termination of the swap agreements, the U.S. dollar to euro exchange rate has increased or declined by 10% from the rate in effect at the inception of these agreements, we would receive from or be required to pay to the counterparties an aggregate of approximately $75.0 million in respect of the notional settlement. As of December 31, 2022, we had $48.5 million in current assets and $11.9 million in non-current assets related to the fair value of our cross-currency swap agreements. The swap agreements entail risk that the counterparties will not fulfill their obligations under the agreements. However, we believe the risk is reduced because we have entered into separate agreements with different counterparties, all of which are large, well-established financial institutions.

We may at any time, from time to time, repurchase our outstanding debt securities in open market purchases, via tender offers or in privately negotiated transactions, exchange transactions or otherwise, at such price or prices as we deem appropriate. Such purchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors and may be commenced or suspended at any time.

Summarized Financial Information – Obligor Group

The 2027 Notes are issued by Teleflex Incorporated (the "Parent Company"), and payment of the Parent Company's obligations under the 2027 Notes is guaranteed, jointly and severally, by an enumerated group of the Parent Company's subsidiaries (each, a "Guarantor Subsidiary" and collectively, the "Guarantor Subsidiaries"). The guarantees are full and unconditional, subject to certain customary release provisions. Each Guarantor Subsidiary is directly or indirectly 100% owned by the Parent Company. Summarized financial information for the Parent and Guarantor Subsidiaries (collectively, the "Obligor Group") as of and for the year ended December 31, 2022 as follows:

	Year Ended December 31, 2022		
	Obligor Group	Intercompany	Obligor Group (excluding intercompany)
Net revenue	$ 1,983.0	$ 196.5	$ 1,786.5
Cost of goods sold	1,208.6	323.3	885.3
Gross profit	774.4	(126.8)	901.2
Income from continuing operations	292.7	125.4	167.3
Net income	292.4	125.4	167.0

	December 31, 2022		
	Obligor Group	Intercompany	Obligor Group (excluding intercompany)
Total current assets	$ 878.3	$ 110.5	$ 767.8
Total assets	3,420.3	1,510.9	1,909.4
Total current liabilities	882.9	627.9	255.0
Total liabilities	3,168.0	712.3	2,455.7

The same accounting policies as described in Note 1 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2022 are used by the Parent Company and each of its subsidiaries in connection with the summarized financial information presented above. The Intercompany column in the table above represents transactions between and among the Obligor Group and non-guarantor subsidiaries (i.e., those subsidiaries of the Parent Company that have not guaranteed payment of the 2027 Notes). Obligor investments in non-guarantor subsidiaries and any related activity are excluded from the financial information presented above.

See "Financing Arrangements" below as well as Note 10 and Note 11 to the consolidated financial statements included in this Annual Report on Form 10-K for further information related to our borrowings and financial instruments.

Cash Flows

The following table provides a summary of our cash flows for the periods presented:

	Year Ended December 31,	
	2022	2021
Cash flows from continuing operations provided by (used in):		
Operating activities	$ 342.8	$ 652.1
Investing activities	(259.4)	156.7
Financing activities	(217.5)	(715.8)
Cash flows provided by (used in) discontinued operations	0.8	(0.7)
Effect of exchange rate changes on cash and cash equivalents	(19.8)	(23.1)
(Decrease) increase in cash and cash equivalents	$ (153.1)	$ 69.2

Cash Flow from Operating Activities

Net cash provided by operating activities from continuing operations was $342.8 million during 2022, and $652.1 million during 2021. The $309.3 million decrease was primarily attributable to less favorable operating results and unfavorable changes in working capital. The unfavorable change in working capital was primarily attributable to a decrease in income taxes due to higher tax payments, a decrease in accounts payable and accrued expenses, primarily due to higher payroll and benefit related payments, and an increase in inventories due to purchases to maintain customer service levels during a period of elevated global supply chain volatility.

Cash Flow from Investing Activities

Net cash used in investing activities from continuing operations was $259.4 million during 2022, primarily consisted of $198.4 million in net payments for businesses and intangibles acquired and $79.2 million of capital expenditures.

Cash Flow from Financing Activities

Net cash used in financing activities from continuing operations was $217.5 million during 2022, which primarily consisted of a net reduction in borrowings of $140.3 million resulting from payments made against our senior credit facility and $63.8 million in dividend payments.

For a discussion of our cash flow comparison for 2021 and 2020, refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed on March 1, 2022.

Free Cash Flow

Free cash flow is a non-GAAP financial measure and is calculated by subtracting capital expenditures from cash provided by operating activities from continuing operations. This financial measure is used in addition to and in conjunction with results presented in accordance with generally accepted accounting principles in the U.S., or GAAP, and should not be considered a substitute for net cash provided by operating activities from continuing operations, the most comparable GAAP financial measure. Management believes that free cash flow is a useful measure to investors because it facilitates an assessment of funds available to satisfy current and future obligations, pay dividends and fund acquisitions. We also use this financial measure for internal managerial purposes and to evaluate period-to-period comparisons. Free cash flow is not a measure of cash available for discretionary expenditures since we have certain non-discretionary obligations, such as debt service, that are not deducted from the measure. We strongly encourage investors to review our financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. The following is a reconciliation of free cash flow to the most comparable GAAP measure.

	2022		2021	
Net cash provided by operating activities from continuing operations	$	342.8	$	652.1
Less: Capital expenditures		79.2		71.6
Free cash flow	$	263.6	$	580.5

Financing Arrangements

The following table provides our net debt to total capital ratio:

	2022		2021	
Net debt includes:				
Current borrowings	$	87.5	$	110.0
Long-term borrowings		1,624.0		1,740.1
Unamortized debt issuance costs		11.8		13.4
Total debt		1,723.3		1,863.5
Less: Cash and cash equivalents		292.0		445.1
Net debt		1,431.3		1,418.4
Total capital includes:				
Net debt		1,431.3		1,418.4
Shareholders' equity		4,022.0		3,754.7
Total capital	$	5,453.3	$	5,173.1
Percent of net debt to total capital		26.2 %		27.4 %

Fixed rate debt comprised 58.0% and 53.7% of total debt at December 31, 2022 and 2021, respectively. The increase in fixed rate borrowings as a percentage of total borrowings as of December 31, 2022 compared to the prior year was due to payments made on our senior credit facility.

Senior credit facility

On November 4, 2022, we amended and restated our existing credit agreement by entering into a Third Amended and Restated Credit Agreement (the "Credit Agreement") which provides for a five-year revolving credit facility of $1.0 billion and a term loan facility of $500.0 million. The obligations under the Credit Agreement are guaranteed (subject to certain exceptions and limitations) by substantially all of our material domestic subsidiaries. The obligations under the Credit Agreement are secured, subject to certain exceptions and limitations, by a lien on substantially all of the assets owned by us and each guarantor. The maturity date of the revolving credit facility and the term loan facility under the Credit Agreement is November 4, 2027.

At our option, loans under the Credit Agreement will bear interest at a rate equal to adjusted Term SOFR plus an applicable margin ranging from 1.125% to 2.00% or at an alternate base rate, which is defined as the highest of (i) the "Prime Rate" in the U.S. last quoted by The Wall Street Journal, (ii) 0.50% above the greater of the federal funds rate and the rate comprised of both overnight federal funds and overnight eurodollar transactions denominated in Dollars and (iii) 1.00% above the Term SOFR Rate for a one month interest period, plus an applicable margin ranging from 0.125% to 1.00%, in each case subject to adjustments based on our total net leverage ratio. Overdue loans will bear interest at the rate otherwise applicable to such loans plus 2.00%.

At December 31, 2022, we had $148.3 million in borrowings outstanding and $0.9 million in outstanding standby letters of credit under our $1.0 billion revolving credit facility.

The Credit Agreement contains customary representations and warranties and covenants that, in each case, subject to certain exceptions, qualifications and thresholds, (a) place limitations on us and our subsidiaries regarding the incurrence of additional indebtedness, additional liens, fundamental changes, dispositions of property, investments and acquisitions, dividends and other restricted payments, transactions with affiliates, restrictive agreements, changes in lines of business and swap agreements, and (b) require us and our subsidiaries to comply with sanction laws and other laws and agreements, to deliver financial information and certain other information and give notice of certain events, to maintain their existence and good standing, to pay their other obligations, to permit the administrative agent and the lenders to inspect their books and property, to use the proceeds of the Credit Agreement only for certain permitted purposes and to provide collateral in the future. Subject to certain exceptions, we are required to maintain a maximum total net leverage ratio of 4.50 to 1.00. We are further required to maintain a minimum interest coverage ratio of 3.50 to 1.00. As of December 31, 2022, we were in compliance with the covenants in the Credit Agreement.

2027 and 2028 Senior Notes

As of December 31, 2022, the outstanding principal amount of our 2027 Notes and 2028 Notes (collectively the "Senior Notes") was $500 million, respectively. The indenture governing the Senior Notes contains covenants that, among other things among other things and subject to certain exceptions, limit or restrict our ability, and the ability of our subsidiaries, to create liens; consolidate, merge or dispose of certain assets; and enter into sale leaseback transactions. The obligations under the Senior Notes are fully and unconditionally guaranteed, jointly and severally, by each of our existing and future 100% owned domestic subsidiaries that are a guarantor or other obligor under the Credit Agreement and by certain of our other 100% owned domestic subsidiaries. As of December 31, 2022, we were in compliance with all of the terms of our Senior Notes.

Accounts receivable securitization

We have an accounts receivable securitization facility under which we sell an undivided interest in domestic accounts receivable for consideration of up to $75 million to a commercial paper conduit. As of December 31, 2022 and 2021, we borrowed the maximum amount available of $75 million under this facility. This facility is utilized to provide increased flexibility in funding short term working capital requirements. The agreement governing the accounts receivable securitization facility contains certain covenants and termination events. An occurrence of an event of default or a termination event under this facility may give rise to the right of our counterparty to terminate this facility. As of December 31, 2022, we were in compliance with the covenants and none of the termination events had occurred.

For additional information regarding our indebtedness, see Note 10 to the consolidated financial statements included in this Annual Report on Form 10-K.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from the amounts derived from those estimates and assumptions.

We have identified the following as critical accounting estimates, which are defined as those that are reflective of significant judgments and uncertainties, are the most pervasive and important to the presentation of our financial condition and results of operations and could potentially result in materially different results under different assumptions and conditions. The following discussion should be considered in conjunction with the description of our accounting policies in Note 1 to the consolidated financial statements in this Annual Report on Form 10-K.

Inventory Utilization

Inventories are valued at the lower of cost or net realizable value. Factors utilized in the determination of estimated net realizable value and whether a reserve is required include (i) current sales data and historical return rates, (ii) estimates of future demand, (iii) competitive pricing pressures, (iv) new product introductions, (v) product expiration dates, and (vi) component and packaging obsolescence.

We review the net realizable value of inventory each reporting period and adjust as necessary. We regularly compare inventory quantities on hand against historical usage or forecasts related to specific items in order to evaluate obsolescence and excessive quantities. In assessing historical usage, we also qualitatively assess business trends to evaluate the reasonableness of using historical information in estimating future usage. Our inventory reserve was $47.1 million and $42.7 million at December 31, 2022 and 2021, respectively.

Long-Lived Assets

We assess the remaining useful life and recoverability of long-lived assets whenever events or circumstances indicate the carrying value of an asset may not be recoverable. For example, such an assessment may be initiated if, as a result of a change in expectations, we believe it is more likely than not that the asset will be sold or disposed of significantly before the end of its useful life or if an adverse change occurs in the business employing the asset. Significant judgments in this area involve determining whether such events or circumstances have occurred and determining the appropriate asset group requiring evaluation. The recoverability evaluation is based on various analyses, including undiscounted cash flow projections, which involve significant management judgment. Any impairment loss, if indicated, equals the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

Goodwill and Other Intangible Assets

Intangible assets include indefinite-lived assets (such as goodwill, certain trade names and in-process research and development ("IPR&D")), as well as finite-lived intangibles (such as trade names that do not have indefinite lives, customer relationships, intellectual property, distribution rights and non-competition agreements) and are, generally, obtained through acquisition. Intangible assets acquired in a business combination are measured at fair value and we allocate any excess purchase price over the fair value of the net tangible and intangible assets acquired in a business combination to goodwill. Considerable management judgment is necessary in making the assumptions used in the estimated fair value of intangible assets acquired in a business combination.

The costs of finite-lived intangibles are amortized to expense over their estimated useful life. Determining the useful life of an intangible asset requires considerable judgment as different types of intangible assets typically will have different useful lives. Goodwill and other indefinite-lived intangible assets are not amortized; we test these assets annually for impairment during the fourth quarter, using the first day of the quarter as the measurement date, or earlier upon the occurrence of certain events or substantive changes in circumstances that indicate an impairment may have occurred. Such conditions may include an economic downturn in a geographic market or a change in the assessment of future operations.

Goodwill

Goodwill impairment assessments are performed at a reporting unit level. For purposes of this assessment, our reporting units are our operating segments, or, in certain cases, a business one level below our operating segments. As the fair values of our reporting units are more likely than not greater than the carrying values, no impairment was recorded as a result of the annual goodwill impairment testing performed during the fourth quarter of 2022.

In applying the goodwill impairment test, we may assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Qualitative factors may include, but are not limited to, macroeconomic conditions, industry conditions, the competitive environment, changes in the market for our products and services, regulatory and political developments, and entity specific factors such as strategies and financial performance. If, after completing the qualitative assessment, we determine it is more likely than not that the fair value of a reporting unit is less than its carrying value, we proceed to a quantitative impairment test described below. Alternatively, we may test goodwill for impairment through the quantitative impairment test without conducting the qualitative analysis.

Under a quantitative impairment test we compare the fair value of a reporting unit to the carrying value. We calculate the fair value of the reporting unit using a combination of two methods; one which estimates the discounted cash flows of the reporting unit based on projected earnings in the future (the Income Approach) and one which is based on revenue and EBITDA of similar businesses to those of the reporting unit in actual transactions (the Market Approach). If the fair value of the reporting unit exceeds the carrying value, there is no impairment. If the reporting unit carrying value exceeds the fair value, we recognize an impairment loss based on the amount the carrying value of the reporting unit exceeds its fair value.

The more significant judgments and assumptions in determining fair value using in the Income Approach include (1) the amount and timing of expected future cash flows, which are based primarily on our estimates of future sales, operating income, industry trends and the regulatory environment of the individual reporting units, (2) the expected long-term growth rates for each of our reporting units, which approximate the expected long-term growth rate of the global economy and of the medical device industry, and (3) the discount rates that are used to estimate the present value of the future cash flows, which are based on an assessment of the risk inherent in the future cash flows of the respective reporting units along with various market based inputs. The more significant judgments and assumptions used in the Market Approach include (1) determination of appropriate revenue and EBITDA multiples used to estimate a reporting unit's fair value and (2) the selection of appropriate comparable companies to be used for purposes of determining those multiples. There were no changes to the underlying methods used in 2022 as compared to the valuations of our reporting units in the past several years.

Our expected future growth rates estimated for purposes of the goodwill impairment test are based on our estimates of future sales, operating income and cash flow and are consistent with our internal budgets and business plans, which reflect a modest amount of core revenue growth coupled with the successful launch of new products each year; the effect of these growth indicators more than offset volume losses from products that are expected to reach the end of their life cycle. Changes in assumptions underlying the Income Approach could cause a reporting unit's carrying value to exceed its fair value. While we believe our assumed growth rates of sales and cash flows are reasonable, the possibility remains that the revenue growth of a reporting unit may not be as high as expected, and, as a result, the estimated fair value of that reporting unit may decline. In this regard, if our strategy and new products are not successful and we do not achieve anticipated core revenue growth in the future with respect to a reporting unit, the goodwill in the reporting unit may become impaired and, in such case, we may incur material impairment charges. Moreover, changes in revenue and EBITDA multiples in actual transactions from those historically present could result in an assessment that a reporting unit's carrying value exceeds its fair value, in which case we also may incur material impairment charges.

Other Intangible Assets

Intangible assets are assets acquired that lack physical substance and that meet the specified criteria for recognition apart from goodwill. Management tests indefinite-lived intangible assets for impairment annually, and more frequently if events or changes in circumstances indicate that an impairment may have occurred. Similar to the goodwill impairment test process, we may assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. If, after completing the qualitative assessment, we determine it is more likely than not that the fair value of the indefinite-lived intangible asset is greater than its carrying amount, the asset is not impaired. If we conclude it is more likely than not that the fair value of the indefinite-lived intangible asset is less than the carrying value, we then proceed to a quantitative impairment test, which consists of a comparison of the fair value of the intangible asset to its carrying amount. Alternatively, we may elect to forgo the qualitative analysis and test the indefinite-lived intangible asset for impairment through the quantitative impairment test.

In connection with intangible assets acquired in a business combination and quantitative impairment tests, we determine the estimated fair value using various methods under the Income Approach. The more significant judgments and assumptions used in the valuation of intangible assets may include revenue growth rates, royalty rate, discount rate, attrition rate, and EBITDA margin. Each of these factors and assumptions can significantly impact the value of the intangible asset.

We did not record any impairment charges related to intangible assets during the year ended December 31, 2022. During the year ended December 31, 2021, we recorded impairment charges of $6.7 million related to our decision to abandon intellectual property and other assets primarily associated with our respiratory product portfolio that were not transferred to Medline as part of the Respiratory business divestiture. See "Restructuring and impairment charges" within "Result of Operations" above as well as Note 4 to the consolidated financial statements included in this Annual Report on Form 10-K for additional information on these charges.

Contingent Consideration Liabilities

In connection with an acquisition, we may be required to pay future consideration that is contingent upon the achievement of specified objectives, such as receipt of regulatory approval, commercialization of a product or achievement of sales targets. In a business combination, we record a contingent liability, as of the acquisition date, representing the estimated fair value of the contingent consideration we expect to pay. We determined the fair value of the contingent consideration liabilities related to the Standard Bariatrics acquisition, which represented most of our contingent consideration liabilities at December 31, 2022, using a Monte Carlo valuation approach, which simulates future revenues during the earn out-period using management's best estimates. We determined the fair value of our other contingent consideration liabilities using a discounted cash flow analysis. Significant judgment is required in determining the assumptions used to calculate the fair value of the contingent consideration. Increases in projected revenues and probabilities of payment may result in significantly higher fair value measurements; decreases in these items may have the opposite effect. Increases in discount rates in the periods prior to payment may result in significantly lower fair value measurements; decreases may have the opposite effect. See Note 12 to the consolidated financial statements included in this Annual Report on Form 10-K for additional information.

We remeasure our contingent consideration liabilities each reporting period and recognize the change in the liabilities' fair value within selling, general and administrative expenses in our consolidated statement of income. As of December 31, 2022 and 2021, we accrued $44.0 million and $9.8 million of contingent consideration, respectively, related to completed business combinations.

If the transaction is determined to be an asset acquisition rather than a business combination, a contingent consideration liability is recognized when the specified objective is deemed probable and is estimable.

Income Taxes

Our annual provision for income taxes and determination of the deferred tax assets and liabilities require management to assess uncertainties, make judgments regarding outcomes and utilize estimates. The difficulties inherent in such assessments, judgments and estimates are particularly challenging because we conduct a broad range of operations around the world, subjecting us to complex tax regulations in numerous international jurisdictions. As a result, we are at times subject to tax audits, disputes with tax authorities and potential litigation, the outcome of which is uncertain. In connection with its estimates of our tax assets and liabilities, management must, among other things, make judgments about the outcome of these uncertain matters.

Deferred tax assets and liabilities are measured and recorded using currently enacted tax rates that are expected to apply to taxable income in the years in which differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases are recovered or settled. The likelihood of a material change in our expected realization of these assets is dependent on future taxable income, our ability to use foreign tax credit carryforwards and carrybacks, final U.S. and non-U.S. tax settlements, changes in tax law, and the effectiveness of our tax planning strategies in the various relevant jurisdictions. While management believes that its judgments and interpretations regarding income taxes are appropriate, significant differences in actual experience may require future adjustments to our tax assets and liabilities, which could be material.

In assessing the realizability of our deferred tax assets, we evaluate positive and negative evidence and use judgments regarding past and future events, including results of operations and available tax planning strategies that could be implemented to realize the deferred tax assets. Based on this assessment, we determine when it is more likely than not that all or some portion of our deferred tax assets may not be realized, in which case we apply a valuation allowance to offset the amount of such deferred tax assets. To the extent facts and circumstances change in the future, adjustments to the valuation allowances may be required. The valuation allowance for deferred tax assets of $91.5 million and $143.2 million at December 31, 2022 and 2021, respectively, relates principally to the uncertainty of the utilization of tax loss and credit carryforwards in various jurisdictions.

Significant judgment is required in determining income tax provisions and in evaluating tax positions. We establish additional provisions for income taxes when, despite the belief that tax positions are supportable, there remain certain positions that do not meet the minimum probability threshold, which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority. In the normal course of business, we are examined by various federal, state and non-U.S. tax authorities. We regularly assess the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of our provision for income taxes. We adjust the income tax provision, the current tax liability and deferred taxes in any period in which we become aware of facts that necessitate an adjustment. We are currently under examination in Ireland. Germany and France. The ultimate outcome of these examinations could result in increases or decreases to our recorded tax liabilities, which would affect our financial results. See Note 15 to the consolidated financial statements in this Annual Report on Form 10-K for additional information regarding our uncertain tax positions.

New Accounting Standards

See Note 2 to the consolidated financial statements included in this Annual Report on Form 10-K for a discussion of recently issued accounting standards, including estimated effects, if any, of the adoption of those standards on our consolidated financial statements.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

We are exposed to certain financial risks, specifically fluctuations in market interest rates, foreign currency exchange rates and, to a lesser extent, commodity prices. We address these risks through a risk management program that includes the use of derivative financial instruments. We do not enter into derivative instruments for trading or speculative purposes. We manage our exposure to counterparty risk on derivative instruments by entering into contracts with a diversified group of major financial institutions and by actively monitoring outstanding positions.

We also are exposed to changes in the market trading price of our common stock as it influences the valuation of stock options and their effect on earnings.

Interest Rate Risk

We are exposed to changes in interest rates as a result of our borrowing activities and our cash balances. The table below provides information regarding the interest rates by year of maturity for our fixed and variable rate debt obligations. Variable interest rates on December 31, 2022 were determined using a base rate of the one-month LIBOR rate plus the applicable spread.

| | Year of Maturity | | | | | | |
	2023	2024	2025	2026	2027	Thereafter	Total
Fixed rate debt	$ —	$ —	$ —	$ —	$ 500	$ 500.0	$ 1,000.0
Average interest rate	— %	— %	— %	— %	4.625 %	4.250 %	4.438 %
Variable rate debt	$ 87.5	$ 12.5	$ 25.0	$ 25.0	$ 573.3	$ —	$ 723.3
Average interest rate	5.206 %	5.798 %	5.798 %	5.798 %	5.798 %	— %	5.726 %

A change of 1.0% in variable interest rates would increase or decrease annual interest expense by $7.2 million based on our outstanding debt as of December 31, 2022.

Foreign Currency Risk

The global nature of our operations exposes us to foreign currency risks. These risks include exposure from the effect of fluctuating exchange rates on payables and receivables as well as intercompany loans relating to transactions that are denominated in currencies other than a location's functional currency and exposure that arises from translating the results of our worldwide operations to the U.S. dollar at exchange rates that have fluctuated from the beginning of a reporting period. Our principal currency exposures relate to the Euro, Chinese Renminbi, Mexican Peso, Malaysia Ringgit, Czech Koruna, Canadian Dollar, and British Pound. We utilize foreign currency forward exchange contracts and cross-currency interest rate swap contracts to attempt to minimize our exposure to these risks. Gains and losses on these contracts substantially offset losses and gains on the underlying hedged transactions.

As of December 31, 2022, the total notional amount for the foreign currency forward exchange contracts and cross-currency interest rates swap contracts, expressed in U.S. dollars, was $337.7 million and $750.0 million, respectively. A sensitivity analysis of changes in fair value of these contracts outstanding as of December 31, 2022, while not predictive in nature, indicated that a hypothetical 10% increase/decrease in the value of the U.S. dollar against all currencies would increase/decrease the fair value of these contracts by $68.2 million, the majority of which relates to the cross-currency interest rate swap contracts.

See Note 11 to the consolidated financial statements included in this Annual Report on Form 10-K for information regarding the accounting treatment of our foreign currency forward exchange contracts and cross-currency interest rates swap contracts.

ITEM 8.   *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

The financial statements and supplementary data required by this Item are included herein, commencing on page F-1.

ITEM 9.   *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

(a) Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were functioning effectively to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure. A controls system cannot provide absolute assurance, however, that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. We acquired Standard Bariatrics on September 27, 2022. Consistent with the guidance provided by the staff of the Securities and Exchange Commission, management has excluded Standard Bariatrics from its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022. The net revenues attributable to Standard Bariatrics from the date of acquisition through December 31, 2022, represent, in the aggregate, less than 1% of our consolidated net revenues for the year then ended, and the total assets (excluding goodwill and intangible assets) attributable to Standard Bariatrics represent, in the aggregate, less than 1% of our consolidated total assets as of December 31, 2022.

(b) Management's Report on Internal Control Over Financial Reporting

Our management's report on internal control over financial reporting is set forth on page F-2 of this Annual Report on Form 10-K and is incorporated by reference herein.

(c) Change in Internal Control over Financial Reporting

No change in our internal control over financial reporting occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. In connection with our acquisition of Standard Bariatrics, we are in the process of evaluating the acquired company's internal controls to determine the extent to which modifications to Standard Bariatrics' internal controls would be appropriate.

ITEM 9B. *OTHER INFORMATION*

On February 21, 2023, our Board of Directors (the "Board") approved an amendment and restatement of our Bylaws to provide our stockholders with the right to call a special meeting of stockholders (the "Special Meeting Amendment") and to make other administrative changes primarily to reflect recent Delaware law developments (the "Administrative Amendments"), in each case as further described below.

Special Meeting Amendment

Prior to this amendment, our Bylaws provided that only the Board could call a special meeting of stockholders. The Special Meeting Amendment generally provides one or more stockholders who have owned continuously for at least one year at least 20% of all outstanding shares of the Company's common stock the right to call a special meeting of stockholders, subject to the requirements and procedures set forth in the Special Meeting Amendment.

Administrative Amendments

The Board also approved the Administrative Amendments to the Bylaws to conform the Company's notice provision with the applicable Delaware statute and to incorporate a new Delaware law provision related to notices of adjournments, including with respect to remote meetings of stockholders. In addition, the Administrative Amendments provide that any stockholder soliciting proxies from other stockholders must use a proxy card color other than white, which color is reserved for the exclusive use by the Board.

The foregoing description is qualified in its entirety by reference to the Third Amended and Restated Bylaws, which are attached hereto as Exhibit 3.2 and incorporated herein by reference.

ITEM 9C. *DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS*

None.

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

For the information required by this Item 10 with respect to our Executive Officers, see Part I, Item 1. of this report. For the other information required by this Item 10, see "Election Of Directors," "Nominees for Election to the Board of Directors," "Corporate Governance" and "Section 16(a) Beneficial Ownership Reporting Compliance," in the Proxy Statement for our 2023 Annual Meeting, which information is incorporated herein by reference. The Proxy Statement for our 2023 Annual Meeting will be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 11. *EXECUTIVE COMPENSATION*

For the information required by this Item 11, see "Compensation Discussion and Analysis," "Compensation Committee Report," and "Executive Compensation" in the Proxy Statement for our 2023 Annual Meeting, which information is incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

For the information required by this Item 12 with respect to beneficial ownership of our common stock, see "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement for our 2023 Annual Meeting, which information is incorporated herein by reference.

The following table sets forth certain information as of December 31, 2022 regarding our equity plans:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (1)	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
	(A)	(B)	(C)
Equity compensation plans approved by security holders	1,228,848	$230.58	2,843,121

(1) The number of securities in column (A) exclude 62,927 shares of common stock underlying performance stock units if maximum performance levels are achieved; the actual number of shares, if any, to be issued with respect to the performance stock units will be based on performance with respect to specified financial and relative stock price measures.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

For the information required by this Item 13, see "Certain Transactions" and "Corporate Governance" in the Proxy Statement for our 2023 Annual Meeting, which information is incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

For the information required by this Item 14, see "Audit and Non-Audit Fees" and "Audit Committee Pre-Approval Procedures" in the Proxy Statement for our 2023 Annual Meeting, which information is incorporated herein by reference.

PART IV

ITEM 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

(a)   Consolidated Financial Statements:

The Index to Consolidated Financial Statements and Schedule is set forth on page F-1 of this Annual Report on Form 10-K.

(b)   Exhibits:

The following exhibits are filed as part of, or incorporated by reference into, this report (unless otherwise indicated, the file number with respect to each filed document is 1-5353):

Exhibit No.		Description
*3.1	—	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1.1 to the Company's Form 8-K filed on May 5, 2022).
3.2	—	Amended and Restated Bylaws of the Company.
*4.1.1	—	Indenture, dated May 16, 2016, by and between the Company and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-3 (File No 333-211276) filed on May 11, 2016).
*4.1.2	—	Fourth Supplemental Indenture, dated November 20, 2017, by and among the Company, the guarantors party thereto and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.2 to the Company's Form 8-K filed on November 20, 2017).
*4.1.3	—	Sixth Supplemental Indenture, dated June 6, 2019, by and among Teleflex LLC, the Company and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.1.3 to the Company's Form 10-K filed on March 1, 2012).
*4.1.4	—	Eighth Supplemental Indenture, dated February 25, 2021, by and among Z-Medica, LLC, the Company and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.1.4 to the Company's Form 10-K filed on March 1, 2012).
4.1.5	—	Ninth Supplemental Indenture, dated November 7, 2022, by and among Standard Bariatrics, Inc., Traverse Vascular, Inc., the Company and Computershare Trust Company, N.A. (as successor to Wells Fargo Bank, National Association).
*4.1.6	—	Form of 4.625% Senior Note due 2027 (included in Exhibit 4.1.2).
*4.2.1	—	Indenture, dated May 27, 2020, by and among the Company, the guarantors party thereto and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed on May 27, 2020).
*4.2.2	—	First Supplemental Indenture, dated February 25, 2021, by and among Z-Medica, LLC, the Company and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.2.2 to the Company's Form 10-K filed on March 1, 2012).
4.2.3	—	Second Supplemental Indenture, dated November 7, 2022, by and among Standard Bariatrics, Inc., Traverse Vascular, Inc., the Company and Computershare Trust Company, N.A. (as successor to Wells Fargo Bank, National Association).
*4.2.4	—	Form of 4.25% Senior Note due 2028 (included in Exhibit 4.2.1).
*4.3	—	Description of Company securities registered under Section 12 of the Securities Exchange Act of 1934.
^*10.1	—	Teleflex Incorporated Retirement Income Plan (formerly known as the Teleflex Incorporated Salaried Employees' Pension Plan), as amended and restated effective January 1, 2014 (incorporated by reference to Exhibit 10.1 to the Company's Form 10-K filed on February 20, 2015).
^*10.2.1	—	Teleflex Incorporated Directors' Deferred Compensation Plan, dated November 22, 2019 (incorporated by reference to Exhibit 10.2.1 to the Company's Form 10-K filed on February 21, 2020).
^*10.2.2	—	Teleflex Incorporated Deferred Compensation Plan, dated November 22, 2019 (incorporated by reference to Exhibit 10.2.2 to the Company's Form 10-K filed on February 21, 2020).
^*10.3.1	—	Amended and Restated Teleflex 401(k) Savings Plan, effective as of January 1, 2019 (incorporated by reference to Exhibit 10.3.1 to the Company's Form 10-K filed on March 1, 2022).
^*10.3.2	—	First Amendment to Teleflex 401(k) Savings Plan, dated April 1, 2021 (incorporated by reference to Exhibit 10.3.2 to the Company's Form 10-K filed on March 1, 2022).

Exhibit No.		Description
^10.3.3	—	Second Amendment to Teleflex 401(k) Savings Plan, dated November 7, 2022.
^*10.4.1	—	2008 Stock Incentive Plan (incorporated by reference to Appendix A to the Company's definitive Proxy Statement for the 2008 Annual Meeting of Stockholders filed on March 21, 2008).
^*10.4.2	—	Amendment, dated March 28, 2012, to 2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on May 1, 2012).
^*10.4.3	—	Form of Stock Option Agreement for stock options granted on or after January 1, 2013 under the Company's 2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.5.3 to the Company's Form 10-K filed on February 24, 2014).
^*10.5	—	Teleflex Incorporated 2016 Executive Incentive Plan (incorporated by reference to Appendix A to the Company's definitive Proxy Statement for the 2016 Annual Meeting of Stockholders filed on March 24, 2016).
^*10.6	—	Teleflex Incorporated 2014 Stock Incentive Plan (incorporated by reference to Appendix A to the Company's definitive Proxy Statement for the 2014 Annual Meeting of Stockholders filed on March 28, 2014).
^*10.7	—	Executive Change In Control Agreement, dated March 31, 2017, between the Company and Liam Kelly (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on May 4, 2017).
^*10.8	—	Senior Executive Officer Severance Agreement, dated March 31, 2017, between the Company and Liam Kelly (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on May 4, 2017).
^*10.9	—	Senior Executive Officer Severance Agreement, dated March 26, 2013, between the Company and Thomas E. Powell (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on April 30, 2013).
^*10.10	—	Executive Change In Control Agreement, dated March 26, 2013, between the Company and Thomas E. Powell (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on April 30, 2013).
^*10.11	—	Senior Executive Officer Severance Agreement, dated February 17, 2016, between the Company and Cameron P. Hicks (incorporated by reference to Exhibit 10.20 to the Company's Form 10-K filed on February 25, 2016).
^*10.12	—	Executive Change In Control Agreement, dated February 17, 2016, between the Company and Cameron P. Hicks (incorporated by reference to Exhibit 10.21 to the Company's Form 10-K filed on February 25, 2016).
^*10.13	—	Contract of Employment, dated March 24, 2020, by and between the Company and James Winters (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on April 30, 2020).
^*10.14	—	Senior Executive Officer Severance Agreement, dated March 24, 2020, between the Company and James Winters (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q filed on April 30, 2020).
^*10.15	—	Executive Change In Control Agreement, dated March 24, 2020, between the Company and James Winters (incorporated by reference to Exhibit 10.5 to the Company's Form 10-Q filed on April 30, 2020).
^*10.16	—	Senior Executive Officer Severance Agreement, dated January 1, 2021, between the Company and Daniel V. Logue (incorporated by reference to Exhibit 10.23 to the Company's Form 10-K filed on February 25, 2021).
^*10.17	—	Executive Change In Control Agreement, dated January 1, 2021, between the Company and Daniel V. Logue (incorporated by reference to Exhibit 10.24 to the Company's Form 10-K filed on February 25, 2021).
^*10.18	—	Senior Executive Officer Severance Agreement, dated February 25, 2021, between the Company and Jay White (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on April 29, 2021).
^*10.19	—	Executive Change In Control Agreement, dated February 25, 2021, between the Company and Jay White (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on April 29, 2021).
*10.20	—	Third Amended and Restated Credit Agreement, dated November 4, 2022, among the Company, JPMorgan Chase Bank, N.A., as administrative agent, Bank of America, N.A., PNC Bank, National Association, Wells Fargo Bank, National Association and HSBC Securities (USA) INC., as co-syndication agents, the guarantors party thereto, the lenders party thereto and each other party thereto (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on November 10, 2022).

Exhibit No.		Description
^*10.21	—	Form of Performance Stock Unit Agreement under the Company's 2014 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on June 28, 2018).
21	—	Subsidiaries of the Company.
22	—	List of subsidiary guarantors and guaranteed securities
23	—	Consent of Independent Registered Public Accounting Firm.
31.1	—	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Exchange Act.
31.2	—	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act.
32.1	—	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) under the Exchange Act.
32.2	—	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) under the Exchange Act.
101.1	—	The following materials from our Annual Report on Form 10-K for the year ended December 31, 2022, formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Statements of Income for the years ended December 31, 2022, December 31, 2021 and December 31, 2020; (ii) the Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, December 31, 2021 and December 31, 2020; (iii) the Consolidated Balance Sheets as of December 31, 2022 and December 31, 2021; (iv) the Consolidated Statements of Cash Flows for the years ended December 31, 2022, December 31, 2021 and December 31, 2020; (v) the Consolidated Statements of Changes in Equity for the years ended December 31, 2022, December 31, 2021 and December 31, 2020; and (vi) Notes to Consolidated Financial Statements.
104.1	—	The cover page of the Company's Annual Report on Form 10-K for the year ended December 31, 2022, formatted in inline XBRL (included in Exhibit 101.1).

_____

*	Previously filed with the Securities and Exchange Commission as part of the filing indicated and incorporated herein by reference.
^	Indicates management contract or compensatory plan or arrangement required to be filed pursuant to Item 15(b) of this report.

ITEM 16. *FORM 10-K SUMMARY*

Registrants may voluntarily include a summary of information required by Form 10-K under this Item 16. We have elected not to include such summary information.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized as of the date indicated below.

TELEFLEX INCORPORATED

By: /s/ Liam J. Kelly

Liam J. Kelly

Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and as of the date indicated below.

By: /s/ Liam J. Kelly	By: /s/ Thomas E. Powell
Liam J. Kelly	Thomas E. Powell
Chairman, President, Chief Executive Officer and Director	*Executive Vice President and Chief Financial Officer*
(Principal Executive Officer)	*(Principal Financial Officer)*
	By: /s/ John R. Deren
	John R. Deren
	Corporate Vice President and Chief Accounting Officer
	(Principal Accounting Officer)
By: /s/ George Babich, Jr.	By: /s/ Dr. Stephen K. Klasko
George Babich, Jr. Director	Dr. Stephen K. Klasko Director
By: /s/ Candace H. Duncan	By: /s/ Andrew A. Krakauer
Candace H. Duncan Director	Andrew A. Krakauer Director
By: /s/ Gretchen R. Haggerty	By: /s/ Neena M. Patil
Gretchen R. Haggerty Director	Neena M. Patil Director
By: /s/ John C. Heinmiller	By: /s/ Stuart A. Randle
John C. Heinmiller Director	Stuart A. Randle Director

Dated: February 23, 2023

TELEFLEX INCORPORATED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL STATEMENT SCHEDULE

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Teleflex Incorporated and its subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of our Chief Executive Officer and Chief Financial Officer and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making this assessment, management used the framework established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). As a result of this assessment and based on the criteria in the COSO framework, management has concluded that, as of December 31, 2022, the Company's internal control over financial reporting was effective.

The Company acquired Standard Bariatrics on September 27, 2022. Management has excluded Standard Bariatrics from its assessment of internal control over financial reporting as of December 31, 2022. The net revenues attributable to Standard Bariatrics from their respective dates of acquisition through December 31, 2022, represent, in the aggregate, less than 1% of our consolidated net revenues for the year then ended and total assets (excluding goodwill and intangible assets) attributable to Standard Bariatrics represent, in the aggregate, less than 1% of our consolidated total assets as of December 31, 2022.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

/s/ Liam J. Kelly	/s/ Thomas E. Powell
Liam J. Kelly	Thomas E. Powell
Chairman, President and Chief Executive Officer	*Executive Vice President and Chief Financial Officer*

February 23, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Teleflex Incorporated

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the consolidated financial statements, including the related notes and financial statement schedule, of Teleflex Incorporated and its subsidiaries (the "Company") as listed in the accompanying index (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded Standard Bariatrics from its assessment of internal control over financial reporting as of December 31, 2022 because it was acquired by the Company in a purchase business combination during 2022. We have also excluded Standard Bariatrics from our audit of internal control over financial reporting. Standard Bariatrics is a wholly-owned subsidiary whose total assets and total revenues excluded from management's assessment and our audit of internal control over financial reporting represent less than 1% of the related consolidated financial statement amounts as of and for the year ended December 31, 2022.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Acquisition of Standard Bariatrics, Inc. - Valuation of Intellectual Property Intangible Assets and Contingent Consideration

As described in Notes 4 and 12 to the consolidated financial statements, the Company completed the acquisition of Standard Bariatrics, Inc. ("Standard Bariatrics") on September 27, 2022. The fair value of consideration transferred was $211.8 million, which included cash payments of $173.0 million and $38.8 million in estimated fair value of contingent consideration. The fair value of the contingent consideration was estimated using a Monte Carlo valuation approach. Inputs and assumptions used in determining the fair value of contingent consideration liabilities include revenue growth rates (based on internal operational budgets and long-range strategic plans), revenue volatility, discount rates, probability of payment and projected payment dates. Identifiable intangible assets acquired included $128.3 million of intellectual property intangible assets. As disclosed by management, intangible assets acquired in a business combination are measured at fair value using various methods under the income approach. The more significant judgments and assumptions used in the valuation of intangible assets may include revenue growth rates, royalty rate, discount rate, attrition rate, and EBITDA margin.

The principal considerations for our determination that performing procedures relating to the valuation of intellectual property intangible assets and contingent consideration related to the acquisition of Standard Bariatrics is a critical audit matter are (i) the significant judgment by management when developing the fair value estimates of the intellectual property intangible assets and contingent consideration; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to revenue growth rates, discount rate, and EBITDA margin for the intellectual property intangible assets and revenue growth rates, revenue volatility, discount rate, probability of payment and projected payment dates for the contingent consideration; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing of the effectiveness of controls relating to the acquisition accounting, including controls over management's valuation of the intellectual property intangible assets and contingent consideration related to the acquisition. These procedures also included, among others (i) reading the purchase agreement and (ii) testing management's process for developing the fair value estimates of the intellectual property intangible assets and contingent consideration. Testing management's process included evaluating the appropriateness of the valuation methods, testing the completeness and accuracy of data used in the valuation methods, and evaluating the reasonableness of the aforementioned significant assumptions. Evaluating management's significant assumptions related to the revenue growth rates, revenue volatility and EBITDA margins involved considering the current and past performance of the Standard Bariatrics business, the consistency with economic and industry data, and whether these assumptions were consistent with evidence obtained in other areas of the audit. Evaluating management's significant assumption related to projected payment dates involved evaluating whether the assumption used was reasonable considering the terms of the purchase agreement. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the valuation methods and the reasonableness of the discount rate for the intellectual property intangible assets and the revenue volatility, probability of payment and discount rate for the contingent consideration.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 23, 2023

We have served as the Company's auditor since 1962.

TELEFLEX INCORPORATED
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2022	**2021**	**2020**
	(Dollars and shares in thousands, except per share)		
Net revenues	$ 2,791,041	$ 2,809,563	$ 2,537,156
Cost of goods sold	1,259,954	1,259,961	1,212,282
Gross profit	1,531,087	1,549,602	1,324,874
Selling, general and administrative expenses	863,748	860,085	743,568
Research and development expenses	153,819	130,841	119,747
Restructuring and impairment charges	20,299	21,738	38,491
Gain on sale of assets and business	(6,504)	(91,157)	—
Income from continuing operations before interest, loss on extinguishment of debt and taxes	499,725	628,095	423,068
Interest expense	54,264	56,969	66,494
Interest income	(912)	(1,328)	(1,158)
Loss on extinguishment of debt	454	12,986	—
Income from continuing operations before taxes	445,919	559,468	357,732
Taxes on income from continuing operations	83,003	74,349	21,931
Income from continuing operations	362,916	485,119	335,801
Operating income (loss) from discontinued operations	260	331	(621)
Taxes (benefit) on operating loss from discontinued operations	37	76	(144)
Income (loss) from discontinued operations	223	255	(477)
Net income	$ 363,139	$ 485,374	$ 335,324
Earnings per share:			
Basic:			
Income from continuing operations	$ 7.74	$ 10.37	$ 7.22
Income (loss) from discontinued operations	—	0.01	(0.01)
Net income	$ 7.74	$ 10.38	$ 7.21
Diluted:			
Income from continuing operations	$ 7.67	$ 10.23	$ 7.10
Income (loss) from discontinued operations	0.01	—	(0.01)
Net income	$ 7.68	$ 10.23	$ 7.09
Weighted average shares outstanding:			
Basic	46,898	46,774	46,488
Diluted	47,309	47,427	47,287

The accompanying notes are an integral part of the consolidated financial statements.

TELEFLEX INCORPORATED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,		
	2022	**2021**	**2020**
	(Dollars in thousands)		
Net income	$ 363,139	$ 485,374	$ 335,324
Other comprehensive income, net of tax:			
Foreign currency:			
Foreign currency translation adjustments, net of tax of $(6,634), $(5,563) and $6,442, respectively	(62,904)	(63,191)	59,758
Foreign currency translation, net of tax	(62,904)	(63,191)	59,758
Pension and other postretirement benefits plans:			
Prior service cost recognized in net periodic cost, net of tax of $232, $232 and $(7), respectively	(785)	(780)	26
Unamortized (loss) gain arising during the period, net of tax of $850, $(1,671) and $6,101, respectively	(3,649)	5,582	(19,966)
Plan amendments, curtailments, and settlements, net of tax of $0, $0 and $(1,067), respectively	—	—	3,544
Net loss recognized in net periodic cost, net of tax of $(1,778), $(1,988) and $(1,694), respectively	5,882	6,555	5,559
Foreign currency translation, net of tax of $(366), $(238) and $243, respectively	1,043	610	(610)
Pension and other postretirement benefits plans adjustment, net of tax	2,491	11,967	(11,447)
Derivatives qualifying as hedges:			
Unrealized gain (loss) on derivatives arising during the period, net of tax $(551), $(27) and $234, respectively	7,179	351	(3,331)
Reclassification adjustment on derivatives included in net income, net of tax of $203, $62 and $(240), respectively	(3,329)	1,212	2,114
Derivatives qualifying as hedges, net of tax	3,850	1,563	(1,217)
Other comprehensive (loss) income, net of tax	(56,563)	(49,661)	47,094
Comprehensive income	$ 306,576	$ 435,713	$ 382,418

The accompanying notes are an integral part of the consolidated financial statements.

TELEFLEX INCORPORATED
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2022	**2021**
	(Dollars and shares in thousands, except per share)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 292,034	$ 445,084
Accounts receivable, net	408,834	383,569
Inventories	578,507	477,643
Prepaid expenses and other current assets	125,084	117,277
Prepaid taxes	6,524	5,545
Total current assets	1,410,983	1,429,118
Property, plant and equipment, net	447,205	443,758
Operating lease assets	131,211	129,653
Goodwill	2,536,730	2,504,202
Intangibles assets, net	2,306,165	2,289,067
Deferred tax assets	6,402	6,820
Other assets	89,367	69,104
Total assets	$ 6,928,063	$ 6,871,722
LIABILITIES AND EQUITY		
Current liabilities		
Current borrowings	$ 87,500	$ 110,000
Accounts payable	126,807	118,236
Accrued expenses	140,644	163,441
Payroll and benefit-related liabilities	133,092	143,657
Accrued interest	5,332	5,209
Income taxes payable	24,736	83,943
Other current liabilities	63,381	55,633
Total current liabilities	581,492	680,119
Long-term borrowings	1,624,023	1,740,102
Deferred tax liabilities	388,886	370,124
Pension and postretirement benefit liabilities	31,394	45,185
Noncurrent liability for uncertain tax positions	5,805	8,646
Noncurrent operating lease liabilities	120,437	116,033
Other liabilities	154,058	156,765
Total liabilities	2,906,095	3,116,974
Commitments and contingencies		
Shareholders' equity		
Common shares, $1 par value Issued: 2022 — 47,957 shares; 2021 — 47,929 shares	47,957	47,929
Additional paid-in capital	715,118	693,090
Retained earnings	3,817,304	3,517,954
Accumulated other comprehensive loss	(403,522)	(346,959)
	4,176,857	3,912,014
Less: Treasury stock, at cost	154,889	157,266
Total shareholders' equity	4,021,968	3,754,748
Total liabilities and shareholders' equity	$ 6,928,063	$ 6,871,722

The accompanying notes are an integral part of the consolidated financial statements.

TELEFLEX INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2022	**2021**	**2020**
	(Dollars in thousands)		
Cash flows from operating activities of continuing operations:			
Net income	$ 363,139	$ 485,374	$ 335,324
Adjustments to reconcile net income to net cash provided by operating activities:			
(Income) loss from discontinued operations	(223)	(255)	477
Depreciation expense	66,502	71,758	68,567
Intangible asset amortization expense	164,088	165,604	158,685
Deferred financing costs and debt discount amortization expense	4,053	4,493	4,430
Loss on extinguishment of debt	454	12,986	—
Fair value step up of acquired inventory sold	—	3,993	1,707
Changes in contingent consideration	2,350	8,475	(38,164)
Assets impairment charges	1,497	6,739	21,388
Stock-based compensation	27,224	22,937	20,739
Gain on sale of assets and business	(6,504)	(91,157)	—
Deferred income taxes, net	(13,008)	(110,239)	(32,675)
Payments for contingent consideration	(3,016)	(230)	(79,801)
Interest benefit on swaps designated as net investment hedges	(20,880)	(19,296)	(19,178)
Other	(2,906)	(36,388)	(26,636)
Changes in operating assets and liabilities, net of effects of acquisitions and disposals:			
Accounts receivable	(38,459)	(600)	44,748
Inventories	(110,686)	(11,138)	(5,497)
Prepaid expenses and other current assets	13,420	(28,410)	(4,323)
Accounts payable, accrued expenses and other liabilities	(24,786)	94,020	646
Income taxes	(79,453)	73,473	(13,294)
Net cash provided by operating activities from continuing operations	342,806	652,139	437,143
Cash flows from investing activities of continuing operations:			
Expenditures for property, plant and equipment	(79,190)	(71,618)	(90,694)
Payments for businesses and intangibles acquired, net of cash acquired	(198,429)	(4,590)	(767,830)
Proceeds from sales of business and assets	12,434	224,909	1,400
Net interest proceeds on swaps designated as net investment hedges	20,775	19,154	19,341
Proceeds from sales of investments	7,300	7,300	—
Purchase of investments	(22,300)	(18,418)	—
Net cash (used in) provided by investing activities from continuing operations	(259,410)	156,737	(837,783)
Cash flows from financing activities of continuing operations:			
Proceeds from new borrowings	744,250	400,000	1,513,807
Reduction in borrowings	(884,500)	(1,034,500)	(938,807)
Debt extinguishment, issuance and amendment fees	(5,200)	(9,774)	(8,440)
Net proceeds from share based compensation plans and the related tax impacts	(4,308)	12,451	18,994
Payments for contingent consideration	(3,959)	(31,448)	(67,170)
Dividends paid	(63,789)	(63,648)	(63,221)
Proceeds from sale of treasury stock	—	11,097	—
Net cash (used in) provided by financing activities from continuing operations	(217,506)	(715,822)	455,163
Cash flows from discontinued operations:			
Net cash used in operating activities	(665)	(720)	(737)
Net cash provided by investing activities	1,469	—	—
Net cash provided by (used in) discontinued operations	804	(720)	(737)
Effect of exchange rate changes on cash and cash equivalents	(19,744)	(23,130)	21,011
Net (decrease) increase in cash and cash equivalents	(153,050)	69,204	74,797
Cash and cash equivalents at the beginning of the year	445,084	375,880	301,083
Cash and cash equivalents at the end of the year	$ 292,034	$ 445,084	$ 375,880

The accompanying notes are an integral part of the consolidated financial statements.

TELEFLEX INCORPORATED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Loss (income)	Treasury Stock		Total Shareholders' Equity
	Shares	Dollars				Shares	Dollars	
	(Dollars and shares in thousands, except per share amounts)							
Balance at December 31, 2019	47,536	$47,536	$ 616,980	$2,824,916	$ (344,392)	1,182	$(165,720)	$ 2,979,320
Cumulative effect adjustment resulting from the adoption of new accounting standards				(791)				(791)
Net income				335,324				335,324
Cash dividends ($1.36 per share)				(63,221)				(63,221)
Other comprehensive loss					47,094			47,094
Shares issued under compensation plans	276	276	35,223			(44)	2,233	37,732
Deferred compensation			102			(6)	897	999
Balance at December 31, 2020	47,812	47,812	652,305	3,096,228	(297,298)	1,132	(162,590)	3,336,457
Net income				485,374				485,374
Cash dividends ($1.36 per share)				(63,648)				(63,648)
Other comprehensive income					(49,661)			(49,661)
Shares issued under compensation plans	117	117	33,989			(31)	347	34,453
Treasury stock reissued	—	—	6,349			(28)	4,748	11,097
Deferred compensation			447			(4)	229	676
Balance at December 31, 2021	47,929	47,929	693,090	3,517,954	(346,959)	1,069	(157,266)	3,754,748
Net income				363,139				363,139
Cash dividends ($1.36 per share)				(63,789)				(63,789)
Other comprehensive income					(56,563)			(56,563)
Shares issued under compensation plans	28	28	21,930			(32)	1,544	23,502
Deferred compensation			98			(5)	833	931
Balance at December 31, 2022	47,957	$47,957	$ 715,118	$3,817,304	$ (403,522)	1,032	$(154,889)	$ 4,021,968

The accompanying notes are an integral part of the consolidated financial statements.

(all tabular amounts in thousands unless otherwise noted)

Note 1 — Summary of significant accounting policies

Consolidation: The consolidated financial statements include the accounts of Teleflex Incorporated and its subsidiaries (referred to herein as “we,” “us,” “our” and “Teleflex"). Intercompany transactions are eliminated in consolidation. These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and reflect management’s estimates and assumptions that affect the recorded amounts.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents: All highly liquid debt instruments with an original maturity of three months or less are classified as cash equivalents. The carrying value of cash equivalents approximates the current market value.

Accounts receivable: Accounts receivable represent amounts due from customers related to the sale of products and provision of services. Our allowance for credit losses is maintained for trade accounts receivable based on the expected collectability of accounts receivable and losses expected to be incurred over the life of our receivables. Considerations to determine credit losses include our historical collection experience, the length of time an account is outstanding, the financial position of the customer, information provided by credit rating services, as well as the consideration of events or circumstances indicating historic collection rates may not be indicative of future collectability. The allowance for credit losses as of December 31, 2022 and December 31, 2021 was $8.6 million and $10.8 million, respectively. The current portion of the allowance for credit losses, which was $4.9 million and $6.0 million as of December 31, 2022 and December 31, 2021, respectively, was recognized as a reduction of accounts receivable, net.

Inventories: Inventories are valued at the lower of cost or net realizable value. The cost of our inventories is determined using the average cost method. Elements of cost in inventory include raw materials, direct labor, and manufacturing overhead. In estimating net realizable value, we evaluate inventory for excess and obsolete quantities based on estimated usage and sales, among other factors.

Property, plant and equipment: Property, plant and equipment are stated at cost, net of accumulated depreciation. Costs incurred to develop internal-use computer software during the application development stage generally are capitalized. Costs of enhancements to internal-use computer software are capitalized, provided that these enhancements result in additional functionality. Other additions and those improvements which increase the capacity or lengthen the useful lives of the assets are also capitalized. Composite useful lives for categories of property, plant and equipment, which are depreciated on a straight-line basis, are as follows: buildings — 30 years; machinery and equipment — 3 to 15 years; computer equipment and software — 3 to 10 years. Leasehold improvements are depreciated over the lesser of the useful lives of the leasehold improvements or the remaining lease term. Repairs and maintenance costs are expensed as incurred.

Goodwill and other intangible assets: Goodwill and other indefinite-lived intangible assets are not amortized but are tested for impairment annually during the fourth quarter or more frequently if events or changes in circumstances indicate that an impairment may exist. Impairment losses, if any, are included in income from operations. The goodwill impairment test is applied to each of our reporting units. For purposes of this assessment, a reporting unit is an operating segment, or a business one level below an operating segment (also known as a component) if discrete financial information is prepared for that business and regularly reviewed by segment management. However, separate components are aggregated as a single reporting unit if they have similar economic characteristics.

In performing the goodwill impairment test, we may assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Qualitative factors may include, but are not limited to, macroeconomic conditions, industry conditions, the competitive environment, changes in the market for our products and services, regulatory and political developments, and entity specific factors such as strategies and financial performance. If, after completing the qualitative assessment, we determine it is more likely than not that the fair value of a reporting unit is less than its carrying value, we proceed to a quantitative impairment

test, described below. Alternatively, we may elect to bypass the qualitative assessment and perform the quantitative impairment test. Under a quantitative impairment test, we compare the fair value of a reporting unit to its carrying value. If the reporting unit fair value exceeds the carrying value, there is no impairment. If the reporting unit carrying value exceeds the fair value, we recognize an impairment loss based on the amount the carrying value of the reporting unit exceeds its fair value. We did not record a goodwill impairment charge for the year ended December 31, 2022.

Our intangible assets consist of customer relationships, intellectual property, distribution rights, in-process research and development ("IPR&D"), trade names and non-competition agreements. We define IPR&D as the value of technology acquired for which the related projects have substance and are incomplete. IPR&D acquired in a business acquisition is recognized at fair value and is required be capitalized as an indefinite-lived intangible asset until completion of the IPR&D project or upon abandonment. Upon completion of the development project (generally when regulatory approval to market the product that utilizes the technology is obtained), an impairment assessment is performed prior to amortizing the asset over its estimated useful life. If the IPR&D projects are abandoned, the related IPR&D assets would be written off.

We test our indefinite-lived intangible assets for impairment annually, or more frequently if events or changes in circumstances indicate that an impairment may have occurred. Similar to the goodwill impairment test process, we may elect to perform a qualitative assessment. If, after completing the qualitative assessment, we determine it is more likely than not that the fair value of the indefinite-lived intangible asset is greater than its carrying amount, the asset is not impaired. If we conclude it is more likely than not that the fair value of the indefinite-lived intangible asset is less than the carrying value, we then proceed to a quantitative impairment test, which consists of a comparison of the fair value of the intangible asset to its carrying amount.

Intangible assets that do not have indefinite lives, consisting of intellectual property, customer relationships, distribution rights, certain trade names and non-competition agreements, are amortized over their estimated useful lives, which are as follows: intellectual property, 5 to 20 years; customer relationships, 8 to 27 years; distribution rights, 10 years; trade names, 10 to 30 years; non-compete agreement, 6 years. The weighted average remaining amortization period with respect to our intangible assets is approximately 15 years. We periodically evaluate the reasonableness of the useful lives of these assets.

Long-lived assets: We assess the remaining useful life and recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The assessment is based on various analyses, including undiscounted cash flow and profitability projections that incorporate, as applicable, the impact of the asset on the existing business. Therefore, the evaluation involves significant management judgment. Any impairment loss, if indicated, is measured as the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

Foreign currency translation: Assets and liabilities of subsidiaries with non-United States dollar denominated functional currencies are translated into United States dollars at the rates of exchange at the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The translation adjustments are reported as a component of accumulated other comprehensive loss.

Derivative financial instruments: We use derivative financial instruments primarily for purposes of hedging exposures to fluctuations in foreign currency exchange rates. All instruments are entered into for other than trading purposes. All derivatives are recognized on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in the consolidated statement of comprehensive income as other comprehensive income (loss), if the instrument is designated as part of a hedge transaction. Gains or losses on derivative instruments reported in other comprehensive income (loss) are reclassified to the consolidated statement of income in the period in which earnings are affected by the underlying hedged item. Gains or losses on derivative instruments representing hedge ineffectiveness or hedge components excluded from the assessment of effectiveness, if any, are recognized in the consolidated statement of income for the period in which such gains and losses occur. If the hedging relationship ceases to be highly effective or it becomes probable that an expected transaction will no longer occur, gains or losses on the derivative instrument are recorded in the consolidated statement of income for the period in which either such event occurs. For non-designated derivatives, gains and losses are reported as selling, general and administrative expenses in the consolidated statement of income. Cash flows from derivatives are recognized in the consolidated statements of cash flows in a manner consistent with the recognition of the underlying transactions.

Share-based compensation: We estimate the fair value of share-based awards on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest, which is derived, in part, following consideration of estimated forfeitures, is recognized as expense over the requisite service periods. Share-based compensation expense related to stock options is measured using a Black-Scholes option pricing model that takes into account subjective and complex assumptions with respect to the expected life of the options, volatility, risk-free interest rate and expected dividend yield. The expected life of options granted is derived from the vesting period of the award, as well as historical exercise behavior, and represents the period of time that options granted are expected to be outstanding. Expected volatility is based on a blend of historical volatility and implied volatility derived from publicly traded options to purchase our common stock, which we believe is more reflective of market conditions and a better indicator of expected volatility than would be the case if we only used historical volatility. The risk-free interest rate is the implied yield currently available on United States (or "U.S.") Treasury zero-coupon issues with a remaining term equal to the expected life of the option. Forfeitures are estimated at the time of grant based on management's expectations regarding the extent to which awards ultimately will vest and are adjusted for actual forfeitures when they occur.

Income taxes: The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred tax assets and liabilities are recognized to reflect the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases, and to reflect operating loss and tax credit carryforwards. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Provision has been made for income taxes on unremitted earnings of subsidiaries and affiliates, except to the extent that such earnings are deemed to be permanently reinvested.

Significant judgment is required in determining income tax provisions and in evaluating tax positions. We establish additional provisions for income taxes when, despite the belief that tax positions are supportable, there remain certain positions that do not meet the minimum probability threshold, which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority. In the normal course of business, we are examined by various federal, state and non-U.S. tax authorities. We regularly assess the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of our provision for income taxes. Interest accrued with respect to unrecognized tax benefits and income tax related penalties are both included in taxes on income from continuing operations. We periodically assess the likelihood and amount of potential adjustments and adjust the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to an adjustment become known.

Pensions and other postretirement benefits: We provide a range of benefits to eligible employees and retired employees, including benefits available pursuant to pension and postretirement healthcare benefits plans. We record annual amounts relating to these plans based on calculations which include various actuarial assumptions such as discount rates, expected rates of return on plan assets, compensation increases, turnover rates and healthcare cost trend rates. We review our actuarial assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when appropriate. The effect of the modifications is generally amortized over future periods.

Restructuring costs: We primarily recognize employee termination benefits when payment becomes probable and reasonably estimable because they are provided under an ongoing benefit arrangement and are based on existing plans, historical experience and negotiated settlements of prior plans. Termination benefits provided under one-time termination benefits arrangements, if any, are recognized upon communication to the employee. We recognize charges ratably over the future service period if the employee is required to render service until termination. Other restructuring costs may include facility closure, employee relocation, equipment relocation and outplacement costs and are recognized in the period they are incurred.

Contingent consideration related to business acquisitions: In connection with business acquisitions, we may be required to pay future consideration that is contingent upon the achievement of specified objectives such as receipt of regulatory approval, commercialization of a product or achievement of sales targets. In a business combination, we record a contingent liability, as of the acquisition date, representing the estimated fair value of the contingent consideration that we expect to pay. We remeasure the fair value of our contingent consideration arrangements each reporting period and, based on new developments, record changes in fair value until either the contingent consideration obligation is satisfied through payment upon the achievement of, or the obligation no longer exists due to the failure to achieve, the specified objectives. The change in the fair value is recorded in selling, general and administrative expenses in the consolidated statement of income. A contingent consideration payment is classified as a financing activity in the consolidated statement of cash flows to the extent it was recorded as a liability as of the acquisition date. Any additional amount paid in excess of the amount initially accrued is classified as an operating activity in the consolidated statement of cash flows.

If the transaction is determined to be an asset acquisition rather than a business combination, a contingent consideration liability is recognized when the specified objective is deemed probable and is estimable.

Revenue recognition: We primarily generate revenue from the sale of medical devices including single use disposable devices and, to a lesser extent, reusable devices, instruments and capital equipment. Revenue is recognized when obligations under the terms of a contract with our customer are satisfied; this occurs upon the transfer of control of the products. Generally, transfer of control to the customer occurs at the point in time when our products are shipped from the manufacturing or distribution facility. For the OEM segment, most revenue is recognized over time because the OEM segment generates revenue from the sale of custom products that have no alternative use and we have an enforceable right to payment to the extent that performance has been completed. We market and sell products through our direct sales force and distributors to customers within the following end markets: (1) hospitals and healthcare providers; (2) other medical device manufacturers; and (3) home care providers, which represented 88%, 10% and 2% of our consolidated net revenues, respectively, for the year ended December 31, 2022. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods. With respect to the custom products sold in the OEM segment, revenue is measured using the units produced output method. Payment is generally due 30 days from the date of invoice.

We have made the following revenue accounting policy elections and elected to use certain practical expedients: (1) we account for amounts collected from customers for sales and other taxes, net of related amounts remitted to tax authorities; (2) we do not adjust the promised amount of consideration for the effects of a significant financing component because, at contract inception, we expect the period between the time when we transfer a promised good or service to the customer and the time when the customer pays for that good or service will be one year or less; (3) we expense costs to obtain a contract as they are incurred if the expected period of benefit, and therefore the amortization period, is one year or less; (4) we account for shipping and handling activities that occur after control transfers to the customer as a fulfillment cost rather than an additional promised service; (5) we classify shipping and handling costs within cost of goods sold; and (6) with respect to the OEM segment, we have applied the practical expedient to exclude disclosure of remaining performance obligations as the contracts typically have a term of one year or less.

The amount of consideration we receive and revenue we recognize varies as a result of changes in customer sales incentives, including discounts and rebates, and returns offered to customers. The estimate of revenue is adjusted upon the earlier of the following events: (i) the most likely amount of consideration expected to be received changes or (ii) the consideration becomes fixed. Our policy is to accept returns only in cases in which the product is defective and covered under our standard warranty provisions. When we give customers the right to return products, we estimate the expected returns based on an analysis of historical experience. The liability for returns and allowances was $17.9 million and $15.2 million as of December 31, 2022 and 2021, respectively. In estimating customer rebates, we consider the lag time between the point of sale and the payment of the customer's rebate claim, customer-specific trend analyses, contractual commitments, including stated rebate rates, historical experience with respect to specific customers (as we have a history of providing similar rebates on similar products to similar customers) and other relevant information. The reserve for customer incentive programs, including customer rebates, was $29.0 million and $26.4 million at December 31, 2022 and 2021, respectively. We expect the amounts subject to the reserve as of December 31, 2022 to be paid within 90 days subsequent to period-end.

Leases: We have made an accounting policy election not to apply the lease accounting recognition provisions to short term leases (leases with a lease term of 12 months or less that do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise); instead, we will recognize the lease payments for short term leases on a straight-line basis over the lease term. We have made an accounting policy election to not separate lease and non-lease components and instead will account for each separate lease component and the non-lease components associated with that lease component as a single lease component.

Note 2 — Recently issued accounting standards

From time to time, new accounting guidance issued by the FASB or other standard setting bodies is adopted as of the specified effective date or, when permitted by the guidance and as determined by us, as of an earlier date. We have assessed recently issued guidance that is not yet effective and believe the new guidance that we have assessed will not have a material impact on our results of operations, cash flows or financial position.

Note 3 - Net revenues

The following table disaggregates revenue by global product category for the year ended December 31, 2022, 2021 and 2020.

	Year Ended December 31,					
	2022		**2021**		**2020**	
Vascular access	$	683,612	$	700,240	$	657,703
Anesthesia		388,890		380,140		302,293
Interventional		445,018		427,500		382,435
Surgical		392,917		377,756		317,200
Interventional urology		322,832		341,661		290,022
OEM		272,624		245,681		220,246
Other (1)		285,148		336,585		367,257
Net revenues (2)	$	2,791,041	$	2,809,563	$	2,537,156

(1) Includes revenues generated from sales of our respiratory and urology products (other than interventional urology products). Certain product lines within the respiratory product category were sold during 2021. See Note 4 for additional information related to the Respiratory business divestiture.

(2) The product categories listed above are presented on a global basis, while each of our reportable segments other than the OEM reportable segment are defined based on the geographic location of its operations; the OEM reportable segment operates globally. Each of the geographically based reportable segments includes net revenues from each of the non-OEM product categories listed above.

Note 4 — Acquisitions and Divestiture

On September 27, 2022, the second day of the fourth quarter, we completed the acquisition of Standard Bariatrics, Inc. ("Standard Bariatrics"), a privately-held medical device company that commercialized a powered stapling technology for bariatric surgery that complements our surgical product portfolio. The fair value of consideration transferred was $211.8 million, which included cash payments of $173.0 million and $38.8 million in estimated fair value of contingent consideration. The contingent consideration liability represents the estimated fair value of our obligations, under the acquisition agreement, to make three milestone payments up to $130 million in aggregate if certain commercial milestones are met. The milestone payments are based on net sales growth over the three-year period following the closing of the transaction. The fair value of the contingent consideration was estimated using a Monte Carlo valuation approach. See Note 12 for additional information on the fair value measurement of the contingent consideration. The acquisition was financed using borrowings under our revolving credit facility and cash on hand.

The following table presents the fair value of the assets acquired and liabilities assumed with respect to the Standard Bariatrics acquisition:

		(Dollars in thousands)
Assets		
Current assets	$	8,028
Property, plant and equipment		3,342
Intangible assets		154,450
Goodwill		71,420
Other assets		2,122
Total assets acquired		239,362
Less:		
Current liabilities		2,661
Other liabilities		24,896
Liabilities assumed		27,557
Net assets acquired	$	211,805

The goodwill resulting from the Standard Bariatrics acquisition primarily reflects synergies currently expected to be realized from the integration of the acquired business and is not tax deductible.

The following table sets forth the components of identifiable intangible assets acquired and the ranges of the useful lives as of the date of the Standard Bariatrics acquisition:

	Standard Bariatrics	
	Fair value	Useful life (years)
Intellectual property	$ 128,300	15
Trade names	22,500	25
Customer relationships	3,650	11

For the year ended December 31, 2022, we incurred $1.3 million in transaction expenses associated with the Standard Bariatrics acquisition, which are included in selling, general and administrative expenses in the consolidated statement of income. Pro forma information for the Standard Bariatrics acquisition is not presented as the operations of Standard Bariatrics are not deemed to be significant to our overall operations.

Asset Acquisition

On June 13, 2022, we acquired a privately-owned catheter company for an initial cash payment of $22.8 million. Under the terms of the acquisition agreement, we may become obligated to make additional cash payments up to $26.2 million if certain commercial and revenue goals are met. The acquisition, which complements our interventional product portfolio, principally consisted of a proprietary catheter design and other related intellectual property, being amortized over a useful life of 15 years.

Divestiture

On May 15, 2021, we entered into a definitive agreement to sell certain product lines within our global respiratory product portfolio (the "Divested respiratory business") to Medline Industries, Inc. ("Medline") for consideration of $286.0 million, reduced by $12.0 million in working capital not transferring to Medline, which is subject to customary post close adjustments (the "Respiratory business divestiture"). In connection with the Respiratory business divestiture, we also entered into several ancillary agreements with Medline to help facilitate the transfer of the business, which provide for transition support, quality, supply and manufacturing services, including a manufacturing and supply transition agreement (the "MSTA").

On June 28, 2021, we completed the initial phase of the Respiratory business divestiture, pursuant to which we received cash proceeds of $259.0 million. The second phase of the Respiratory business divestiture will occur once we transfer certain additional manufacturing assets to Medline. Our receipt of $15.0 million in additional cash proceeds is contingent upon the transfer of these manufacturing assets and is expected to occur prior to the end of 2023. We plan to recognize the contingent consideration, and any gain on sale resulting from the second phase of the divestiture, when it becomes realizable.

Net revenues attributable to our divested respiratory business recognized prior to the Respiratory business divestiture are included within each of our geographic segments and were $60.7 million and $138.5 million for the years ended December 31, 2021 and 2020, respectively. Net revenues attributed to services provided to Medline in accordance with the MSTA, which are presented within our Americas reporting segment, were $79.1 million and $51.1 million for the years ended December 31, 2022, and 2021, respectively.

Supplemental cash flow information

	Year Ended December 31,		
	2022	2021	2020
Non cash investing and financing activities of continuing operations:			
Acquisition of businesses	$ 43,168	$ —	$ —

Note 5 — Restructuring and impairment charges

2022 restructuring plan

On November 15, 2022, we initiated a strategic restructuring plan designed to improve operating performance and position the organization to deliver long-term durable growth by creating efficiencies that align with our high growth strategic objectives (the "2022 restructuring plan"). The plan primarily involves the relocation of certain manufacturing operations to existing lower-cost locations in addition to the streamlining of various business functions across the organization and related workforce reductions. These actions are expected to be substantially completed during 2023.

The following table provides a summary of the cost estimates by major type of expense associated with the 2022 restructuring plan:

	Total estimated amount expected to be incurred
Plan expense estimates:	**(Dollars in millions)**
Termination benefits	$18 million to $22 million
Other costs (1)	$1 million to $1 million
Restructuring Charges	$19 million to $23 million
Restructuring related charges (2)	$20 million to $25 million
Total restructuring and restructuring related charges	$39 million to $48 million

(1) Includes facility closure and outplacement costs.
(2) Restructuring related charges represent costs that are directly related to the program and principally comprise costs to transfer manufacturing operations to the existing lower-cost locations, project management costs and accelerated depreciation. The plan also includes an $8.1 million non cash tax related charge arising from establishing a valuation allowance against a local deferred tax asset, which is no longer expected to be utilized as a result of the transfer. Excluding this tax charge, the majority of the restructuring related charges are expected to be recognized within cost of goods sold.

We estimate that $26 million to $32 million of the restructuring and restructuring related charges will result in cash outlays, most of which are expected to be made in 2023. Additionally, we expect to incur approximately $2 million in aggregate capital expenditures under the plan, most of which is expected to be incurred during 2023.

For the year ended December 31, 2022, we incurred $10.1 million in restructuring related charges, which were recognized in cost of goods sold and taxes on income from continuing operations.

Respiratory divestiture plan

During 2021 and in connection with the Respiratory business divestiture, we committed to a restructuring plan designed to separate the manufacturing operations to be transferred to Medline from those that will remain with Teleflex, which includes related workforce reductions (the "Respiratory divestiture plan"). The plan includes expanding certain of our existing locations to accommodate the transfer of capacity from the sites being transferred to Medline and replicating the manufacturing processes at alternate existing locations. We expect this plan will be substantially completed by the end of 2023. The following table provides a summary of our cost estimates by major type of expense associated with the Respiratory divestiture plan:

	Total estimated amount expected to be incurred
Plan expense estimates:	**(Dollars in millions)**
Restructuring charges (1)	$5 million to $8 million
Restructuring related charges (2)	$19 million to $22 million
Total restructuring and restructuring related charges	$24 million to $30 million

(1) Substantially all of the charges consist of employee termination benefit costs.
(2) Consist of charges that are directly related to the Respiratory divestiture plan and principally constitute costs to transfer manufacturing operations to other locations and project management costs. Substantially all of the charges are expected to be recognized within costs of goods sold.

We expect substantially all of the restructuring and restructuring related charges will result in future cash outlays. Additionally, we expect to incur $22 million to $28 million in aggregate capital expenditures under the plan.

For the years ended December 31, 2022 and 2021, we incurred $8.9 million and $3.3 million, respectively, in pre-tax restructuring related charges, all of which were recognized in cost of goods sold.

As of December 31, 2022, we have incurred net aggregate restructuring expenses related to the Respiratory divestiture plan of $3.3 million. Additionally, as of December 31, 2022, we have incurred net aggregate restructuring related charges in connection with the Respiratory divestiture plan of $12.2 million, which were primarily included in cost of goods sold.

2019 Footprint realignment plan

In February 2019, we initiated a restructuring plan primarily involving the relocation of certain manufacturing operations to existing lower-cost locations and related workforce reductions (the "2019 Footprint realignment plan"). The plan is substantially complete and as a result, we expect future restructuring expenses associated with the plan, if any, to be immaterial.

2018 Footprint realignment plan

In May 2018, we initiated a restructuring plan involving the relocation of certain European manufacturing operations to existing lower-cost locations, the outsourcing of certain European distribution operations and related workforce reductions (the "2018 Footprint realignment plan"). The plan is substantially complete and as a result, we expect future restructuring expenses associated with the plan, if any, to be immaterial.

2014 Footprint realignment plan

In April 2014, we initiated a restructuring plan involving the consolidation of operations and a related reduction in workforce at certain facilities, and the relocation of manufacturing operations from certain higher-cost locations to existing lower-cost locations (the "2014 Footprint realignment plan"). The plan is substantially complete and as a result, we expect future restructuring expenses associated with the plan, if any, to be immaterial.

The following table summarizes the restructuring reserve activity related to our 2022 restructuring plan, Respiratory divestiture plan as well as the 2019 and 2018 Footprint realignment plans:

	2022 restructuring plan	Respiratory divestiture plan	2019 Footprint realignment plan	2018 Footprint realignment plan
Balance at December 31, 2020 (1)	$ —	$ —	$ 8,054	$ 50,081
Subsequent accruals	—	2,694	253	2,476
Cash payments	—	(7)	(4,982)	(4,813)
Foreign currency translation and other	—	(86)	(19)	(3,679)
Balance at December 31, 2021 (1)	—	2,601	3,306	44,065
Subsequent accruals	15,523	578	(987)	2,076
Cash payments	(978)	(149)	(874)	(24,310)
Foreign currency translation and other	315	19	—	(3,292)
Balance at December 31, 2022 (1)	$ 14,860	$ 3,049	$ 1,445	$ 18,539

(1) The restructuring reserves as of December 31, 2022, 2021 and 2020 consisted mainly of accruals related to termination benefits. Other costs (facility closure, employee relocation, equipment relocation and outplacement costs) were expensed and paid in the same period.

The restructuring and impairment charges recognized for the years ended December 31, 2022, 2021, and 2020 consisted of the following:

	2022		
	Termination benefits	Other Costs (1)	Total
2022 Restructuring plan	$ 15,465	$ 58	$ 15,523
Respiratory divestiture plan	504	74	578
2019 Footprint realignment plan	(1,120)	133	(987)
2018 Footprint realignment plan	1,230	846	2,076
Other restructuring programs (2)	1,306	306	1,612
Total restructuring charges	17,385	1,417	18,802
Asset impairment charges	—	1,497	1,497
Total restructuring and impairment charges	$ 17,385	$ 2,914	$ 20,299

	2021					
	Termination benefits		**Other Costs** (1)		**Total**	
Respiratory divestiture plan	$	2,687	$	7	$	2,694
2021 Restructuring plan		7,280		77		7,357
2019 Footprint realignment plan		(111)		364		253
2018 Footprint realignment plan		2,335		141		2,476
Other restructuring programs (3)		(429)		2,648		2,219
Total restructuring charges		11,762		3,237		14,999
Asset impairment charges		—		6,739		6,739
Total restructuring and impairment charges	$	11,762	$	9,976	$	21,738

	2020					
	Termination benefits		**Other Costs** (1)		**Total**	
2020 Workforce reduction plan	$	8,494	$	353	$	8,847
2019 Footprint realignment plan		647		895		1,542
2018 Footprint realignment plan		5,565		383		5,948
Other restructuring programs (4)		(72)		838		766
Total restructuring charges		14,634		2,469		17,103
Asset impairment charges		—		21,388		21,388
Total restructuring and impairment charges	$	14,634	$	23,857	$	38,491

(1) Includes facility closure, contract termination and other exit costs.
(2) Includes activity primarily related to a restructuring plan initiated in the first quarter of 2022 that is designed to relocate manufacturing operations at certain of our facilities, the 2014 Footprint realignment plan and the 2020 Workforce reduction plan, a program initiated in the second quarter of 2020.
(3) Includes the 2020 Workforce reduction plan and the 2014 Footprint realignment plan.
(4) Includes activity primarily related to the 2016 and 2014 Footprint realignment plans.

Impairment Charges

For the year ended December 31, 2022, we recorded impairment charges of $1.5 million related to our decision to abandon certain assets. For the year ended December 31, 2021, we recorded impairment charges of $6.7 million related to our decision to abandon intellectual property and other assets primarily associated with our respiratory product portfolio that was not transferred to Medline as part of the Respiratory business divestiture. For the year ended December 31, 2020, we recorded impairment charges of $21.4 million related to our decision to abandon intellectual property and other assets associated with our surgical product portfolio.

Note 6 — Inventories

Inventories at December 31, 2022 and 2021 consist of the following:

	2022		2021	
Raw materials	$	186,641	$	146,433
Work-in-process		98,993		81,503
Finished goods		292,873		249,707
Inventories	$	578,507	$	477,643

Note 7 — Property, plant and equipment

The major classes of property, plant and equipment, at cost, at December 31, 2022 and 2021 were as follows:

	2022	2021
Land, buildings and leasehold improvements	$ 272,578	$ 285,305
Machinery and equipment	462,447	475,040
Computer equipment and software	192,785	191,605
Construction in progress	76,077	49,782
	1,003,887	1,001,732
Less: Accumulated depreciation	(556,682)	(557,974)
Property, plant and equipment, net	$ 447,205	$ 443,758

Note 8 — Goodwill and other intangible assets

Changes in the carrying amount of goodwill, by reportable operating segment, for the years ended December 31, 2022 and 2021 were as follows:

	Americas	EMEA	Asia	OEM	Total
Balance as of December 31, 2020					
Goodwill	$ 2,032,410	$ 536,228	$ 237,446	$ 112,010	$ 2,918,094
Accumulated impairment losses	(332,128)	—	—	—	(332,128)
	1,700,282	536,228	237,446	112,010	2,585,966
Goodwill disposed	(21,802)	(7,537)	(6,406)	—	(35,745)
Goodwill related to acquisitions	(1,560)	(232)	(163)	—	(1,955)
Translation and other adjustments	(696)	(36,310)	(7,058)	—	(44,064)
Balance as of December 31, 2021	1,676,224	492,149	223,819	112,010	2,504,202
Goodwill related to acquisitions	53,970	7,281	10,169	—	71,420
Translation and other adjustments	899	(30,906)	(8,885)	—	(38,892)
Balance as of December 31, 2022	$ 1,731,093	$ 468,524	$ 225,103	$ 112,010	$ 2,536,730

Intangible assets at December 31, 2022 and 2021 consisted of the following:

	Gross Carrying Amount		Accumulated Amortization	
	2022	2021	2022	2021
Customer relationships	$ 1,328,539	$ 1,328,611	$ (497,335)	$ (441,059)
In-process research and development	27,075	28,158	—	—
Intellectual property	1,599,355	1,440,643	(646,643)	(560,740)
Distribution rights	23,115	23,434	(21,090)	(20,630)
Trade names	564,023	549,269	(71,128)	(59,249)
Non-compete agreements	21,429	22,783	(21,175)	(22,153)
	$ 3,563,536	$ 3,392,898	$ (1,257,371)	$ (1,103,831)

As of December 31, 2022, trade names having a carrying value of $230.3 million are considered indefinite-lived. Acquired IPR&D is indefinite-lived until the completion of the related development project, at which point amortization of the carrying value of the technology will commence.

Amortization expense related to intangible assets was $164.1 million, $165.6 million, and $158.7 million for the years ended December 31, 2022, 2021 and 2020, respectively. The estimated annual amortization expense for each of the five succeeding years is as follows:

2023	$	167,100
2024		165,000
2025		164,100
2026		161,300
2027		158,100

Note 9 — Leases

We have operating leases for various types of properties, consisting of manufacturing plants, engineering and research centers, distribution warehouses, offices and other facilities, and equipment used in operations. Some leases provide us with an option, exercisable at our sole discretion, to terminate the lease or extend the lease term for one or more years. When measuring assets and liabilities arising from a lease that provides us with an option to extend the lease term, we take into account payments to be made in the optional extension period when it is reasonably certain that we will exercise the option. Total lease cost (all of which related to operating leases) was $30.8 million, $32.6 million and $30.7 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Maturities of lease liabilities

	December 31, 2022	
2023	$	24,613
2024		21,483
2025		19,884
2026		19,206
2027		18,338
2028 and thereafter		63,242
Total lease payments		166,766
Less: interest		(26,872)
Present value of lease liabilities	$	139,894

Supplemental information

	December 31, 2022		December 31, 2021	
Total lease liabilities (1)	$	139,894	$	138,163
Cash paid for amounts included in the measurement of lease liabilities within operating cash flows	$	28,308	$	29,199
Right of use assets obtained in exchange for operating lease obligations	$	25,202	$	55,290
Weighted average remaining lease term		7.9 years		7.9 years
Weighted average discount rate		4.2 %		3.7 %

(1) The current portion of the operating lease liability is included in other current liabilities.

Note 10 — Borrowings

Our borrowings at December 31, 2022 and 2021 were as follows:

	2022	2021
Senior Credit Facility:		
Revolving credit facility, at a rate of 5.80% at December 31, 2022, and 1.48% at December 31, 2021, due 2027	$ 148,250	$ 141,000
Term loan facility, at a rate of 5.80% at December 31, 2022 and 1.48% at December 31 2021, due 2027	500,000	647,500
4.625% Senior Notes due 2027	500,000	500,000
4.25% Senior Notes due 2028	500,000	500,000
Securitization program, at a rate of 5.11% at December 31, 2022 and 1.00% at December 31, 2021	75,000	75,000
	1,723,250	1,863,500
Less: Unamortized debt issuance costs	(11,727)	(13,398)
	1,711,523	1,850,102
Current portion of borrowings	(87,500)	(110,000)
Long-term borrowings	$ 1,624,023	$ 1,740,102

Senior credit facility

On November 4, 2022, we amended and restated our existing credit agreement by entering into a Third Amended and Restated Credit Agreement (the "Credit Agreement") which provides for a five-year revolving credit facility of $1.0 billion and a term loan facility of $500.0 million. The obligations under the Credit Agreement are guaranteed (subject to certain exceptions and limitations) by substantially all of our material domestic subsidiaries. The obligations under the Credit Agreement are secured, subject to certain exceptions and limitations, by a lien on substantially all of the assets owned by us and each guarantor. The maturity date of the revolving credit facility and the term loan facility under the Credit Agreement is November 4, 2027.

At our option, loans under the Credit Agreement will bear interest at a rate equal to adjusted Term SOFR plus an applicable margin ranging from 1.125% to 2.00% or at an alternate base rate, which is defined as the highest of (i) the "Prime Rate" in the U.S. last quoted by The Wall Street Journal, (ii) 0.50% above the greater of the federal funds rate and the rate comprised of both overnight federal funds and overnight eurodollar transactions denominated in Dollars and (iii) 1.00% above the Term SOFR Rate for a one month interest period, plus an applicable margin ranging from 0.125% to 1.00%, in each case subject to adjustments based on our total net leverage ratio. Overdue loans will bear interest at the rate otherwise applicable to such loans plus 2.00%.

The obligations to extend credit under the Credit Agreement are subject to customary conditions for transactions of this type.

The Credit Agreement contains customary representations and warranties and covenants that, in each case, subject to certain exceptions, qualifications and thresholds, (a) place limitations on us and our subsidiaries regarding the incurrence of additional indebtedness, additional liens, fundamental changes, dispositions of property, investments and acquisitions, dividends and other restricted payments, transactions with affiliates, restrictive agreements, changes in lines of business and swap agreements, and (b) require us and our subsidiaries to comply with sanction laws and other laws and agreements, to deliver financial information and certain other information and give notice of certain events, to maintain their existence and good standing, to pay their other obligations, to permit the administrative agent and the lenders to inspect their books and property, to use the proceeds of the Credit Agreement only for certain permitted purposes and to provide collateral in the future. Subject to certain exceptions, we are required to maintain a maximum total net leverage ratio of 4.50 to 1.00. We are further required to maintain a minimum interest coverage ratio of 3.50 to 1.00.

We capitalized transaction fees of $4.7 million, including underwriters' discounts and commissions, incurred in connection with the third amendment to the Credit Agreement. Additionally, we recognized a loss on extinguishment of debt of $0.5 million due to the write off of unamortized deferring financing costs.

4.625% Senior notes due 2027

In 2017, we issued $500.0 million of 4.625% Senior Notes due 2027 (the "2027 Notes"). We pay interest on the 2027 Notes semi-annually on May 15 and November 15, commencing on May 15, 2018, at a rate of 4.625% per year. The 2027 Notes mature on November 15, 2027 unless earlier redeemed by us at our option, as described below, or purchased by us at the holder's option under specified circumstances following a Change of Control or Asset Sale (each as defined in the indenture related to the 2027 Notes), coupled with a downgrade in the ratings of the 2027 Notes, or upon our election to exercise our optional redemption rights, as described below. We incurred transaction fees of $7.9 million, including underwriters' discounts and commissions, in connection with the offering of the 2027 Notes, which were recorded on the consolidated balance sheet as a reduction to long-term borrowings and are being amortized over the term of the 2027 Notes. We used the net proceeds from the offering to repay borrowings under our revolving credit facility.

Our obligations under the 2027 Notes are fully and unconditionally guaranteed, jointly and severally, by each of our existing and future 100% owned domestic subsidiaries that is a guarantor or other obligor under the Credit Agreement and by certain of our other 100% owned domestic subsidiaries.

As of November 15, 2022, we became entitled, on one or more occasions, to redeem some or all of the 2027 Notes at a redemption price of 102.313% of the principal amount of the 2027 Notes subject to redemption, declining, in annual increments of 0.771%, to 100% of the principal amount on November 15, 2025, plus accrued and unpaid interest. Prior to November 15, 2022, our redemption rights, which we did not exercise, were subject to different terms.

The indenture relating to the 2027 Notes contains covenants that, among other things and subject to certain exceptions, limit or restrict our ability to create liens; merge, consolidate, sell or otherwise dispose of all or substantially all of our assets; or enter into sale leaseback transactions.

4.25% Senior Notes due 2028

In 2020, we issued $500.0 million of 4.25% Senior Notes due 2028 (the "2028 Notes"). We pay interest on the 2028 Notes semi-annually on June 1 and December 1, commencing on December 1, 2020, at a rate of 4.25% per year. The 2028 Notes mature on June 1, 2028 unless earlier redeemed at our option, as described below, or purchased at the holder's option under specified circumstances following a Change of Control or Event of Default (each as defined in the indenture related to the 2028 Notes), coupled with a downgrade in the ratings of the 2028 Notes, or upon our election to exercise its optional redemption rights, as described below. We incurred transaction fees of $8.5 million, including underwriters' discounts and commissions, in connection with the offering of the 2028 Notes, which were recorded on the consolidated balance sheet as a reduction to long-term borrowings and are being amortized over the term of the 2028 Notes. We used the net proceeds from the offering to repay borrowings under our revolving credit facility.

Our obligations under the 2028 Notes are fully and unconditionally guaranteed, jointly and severally, by each of our existing and future 100% owned domestic subsidiaries that is a guarantor or other obligor under the Credit Agreement and by certain of our other 100% owned domestic subsidiaries.

At any time on or after June 1, 2023, we may, on one or more occasions, redeem some or all of the 2028 Notes at a redemption price of 102.125% of the principal amount of the 2028 Notes subject to redemption, declining, in annual increments of 1.0625%, to 100% of the principal amount on June 1, 2025, plus accrued and unpaid interest. In addition, at any time prior to June 1, 2023, we may, on one or more occasions, redeem some or all of the 2028 Notes at a redemption price equal to 100% of the principal amount of the 2028 Notes redeemed, plus a "make-whole" premium and any accrued and unpaid interest. The "make-whole" premium is the greater of (a) 1.0% of the principal amount of the 2028 Notes subject to redemption or (b) the excess, if any, over the principal amount of the 2028 Notes, of the present value, on the redemption date, of the sum of (i) the June 1, 2023, optional redemption price plus (ii) all required interest payments on the 2028 Notes through June 1, 2023, (other than accrued and unpaid interest to the redemption date), generally computed using a discount rate equal to the yield to maturity of U.S. Treasury securities with a constant maturity for the period most nearly equal to the period from the redemption date to June 1, 2023 (unless the period is less than one year, in which case the weekly average yield on traded U.S. Treasury securities adjusted to a constant maturity of one year will be used), plus 50 basis points.

In addition, at any time prior to June 1, 2023, we may, on one or more occasions, redeem up to 40% of the aggregate principal amount of the 2028 Notes, using the proceeds of specified types of our equity offerings and subject to specified conditions, at a redemption price equal to 104.25% of the principal amount of the Notes redeemed, plus accrued and unpaid interest.

The indenture relating to the 2028 Notes contains covenants that, among other things, limit or restrict our ability, and the ability of our subsidiaries, to create liens; merge, consolidate, sell or otherwise dispose of all or substantially all of our assets; and enter into sale leaseback transactions.

Securitization program

We have an accounts receivable securitization facility under which accounts receivable of certain domestic subsidiaries are sold on a non-recourse basis to a special purpose entity ("SPE"), which is a bankruptcy-remote, consolidated subsidiary of Teleflex. Accordingly, the assets of the SPE are not available to satisfy the obligations of Teleflex or any of its subsidiaries. The SPE sells undivided interests in those receivables to an asset backed commercial paper conduit for consideration of up to the maximum available capacity. This facility is utilized from time to time to provide increased flexibility in funding short term working capital requirements. The agreement governing the accounts receivable securitization facility contains certain covenants and termination events. An occurrence of an event of default or a termination event under this facility may give rise to the right of its counterparty to terminate this facility. As of December 31, 2022, we were in compliance with the covenants, and none of the termination events had occurred. As of December 31, 2022 and 2021, we had $75.0 million (the maximum amount available) of outstanding borrowings under our accounts receivable securitization facility.

Fair value of long-term debt

To determine the fair value of our debt for which quoted prices are not available, we use a discounted cash flow technique that incorporates a market interest yield curve with adjustments for duration, optionality and risk profile. Our implied credit rating is a factor in determining the market interest yield curve. The following table provides the fair value of our debt as of December 31, 2022 and 2021, which is valued based on Level 2 inputs within the hierarchy used to measure fair value (see Note 12 to the consolidated financial statements for further information):

	December 31, 2022	December 31, 2021
Fair value of debt	$ 1,674,232	$ 1,893,518

Debt Maturities

As of December 31, 2022, the aggregate amounts of long-term debt, demand loans and debt under our securitization program that will mature during each of the next four years and thereafter were as follows:

2023	$	87,500
2024		12,500
2025		25,000
2026		25,000
2027 and thereafter		1,573,250

Supplemental cash flow information

	Year Ended December 31,		
	2022	2021	2020
Cash interest paid	$ 70,918	$ 73,598	$ 79,533

Note 11 — Financial instruments

Foreign currency forward contracts

We use derivative instruments for risk management purposes. Foreign currency forward contracts designated as cash flows hedges are used to manage foreign currency transaction exposure. Foreign currency forward contracts not designated as hedges for accounting purposes are used to manage exposure related to near term foreign currency denominated monetary assets and liabilities. We enter into the non-designated foreign currency forward contracts for periods consistent with the currency exposures, which generally approximate one month. For the years ended December 31, 2022 and 2021, we recognized losses related to non-designated foreign currency forward contracts of $3.0 million and $8.9 million, respectively.

The total notional amount for all open foreign currency forward contracts designated as cash flow hedges as of December 31, 2022 and 2021 was $184.8 million and $149.5 million, respectively. The total notional amount for all open non-designated foreign currency forward contracts as of December 31, 2022 and 2021 was $152.9 million and $161.2 million, respectively. All open foreign currency forward contracts as of December 31, 2022 have durations of 12 months or less.

Cross-currency interest rate swaps

During 2019, we entered into cross-currency swap agreements with five different financial institution counterparties to hedge against the effect of variability in the U.S. dollar to euro exchange rate. Under the terms of the cross-currency swap agreements, we have notionally exchanged $250 million at an annual interest rate of 4.8750% for €219.2 million at an annual interest rate of 2.4595%. The swap agreements are designed as net investment hedges and expire on March 4, 2024.

During 2018, we entered into cross-currency swap agreements with six different financial institution counterparties to hedge against the effect of variability in the U.S. dollar to euro exchange rate. Under the terms of the cross-currency swap agreements, we have notionally exchanged $500 million at an annual interest rate of 4.625% for €433.9 million at an annual interest rate of 1.942%. The swap agreements are designated as net investment hedges and expire on October 4, 2023.

The swap agreements described above require an exchange of the notional amounts upon expiration or earlier termination of the agreements. We and the counterparties have agreed to effect the exchange through a net settlement.

The cross-currency swaps are marked to market at each reporting date and any changes in fair value are recognized as a component of accumulated other comprehensive income (loss) ("AOCI") while the accrued interest is recognized in interest expense in the statement of operations. The following table summarizes the foreign exchange gains and losses recognized within AOCI and the interest benefit recognized within interest expense related to cross currency swap for the year ended December 31, 2022 and December 31, 2021:

	December 31, 2022	December 31, 2021
Foreign exchange gains	$ 22,399	$ 34,849
Interest benefit	20,880	19,296

Balance sheet presentation

The following table presents the locations in the consolidated balance sheets and fair value of derivative instruments as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Asset derivatives:		
Designated foreign currency forward contracts	$ 3,154	$ 1,957
Non-designated foreign currency forward contracts	41	56
Cross-currency interest rate swap	48,503	21,718
Prepaid expenses and other current assets	51,698	23,731
Cross-currency interest rate swap	11,912	9,560
Other assets	11,912	9,560
Total asset derivatives	$ 63,610	$ 33,291
Liability derivatives:		
Designated foreign currency forward contracts	$ 983	$ 993
Non-designated foreign currency forward contracts	477	147
Other current liabilities	1,460	1,140
Total liability derivatives	$ 1,460	$ 1,140

See Note 13 for information on the location and amount of gains and losses attributable to derivatives that were reclassified from AOCI to expense (income), net of tax.

For the years ended December 31, 2022, 2021 and 2020, there was no ineffectiveness related to our hedging derivatives.

Note 12 — Fair value measurement

Fair value is the price that would be received from the sale of an asset or paid to transfer a liability, using assumptions that market participants would use in pricing an asset or liability. Under GAAP, there is a three-level hierarchy of the inputs (i.e., assumptions that market participants would use in pricing an asset or liability) used to measure fair value. The categorization within the valuation hierarchy is based on the lowest level of input that is significant to the entire fair value measurement.

The levels of inputs within the hierarchy used to measure fair value are as follows:

Level 1 — inputs to the fair value measurement that are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 — inputs to the fair value measurement that include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — inputs to the fair value measurement that are unobservable inputs for the asset or liability.

The following tables provide information regarding our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2022 and 2021:

		Basis of fair value measurement		
	December 31, 2022	(Level 1)	(Level 2)	(Level 3)
Investments in marketable securities	$ 10,097	$ 10,097	$ —	$ —
Derivative assets	63,610	—	63,610	—
Derivative liabilities	1,460	—	1,460	—
Contingent consideration liabilities	44,022	—	—	44,022

		Basis of fair value measurement		
	December 31, 2021	(Level 1)	(Level 2)	(Level 3)
Investments in marketable securities	$ 19,186	$ 19,186	$ —	$ —
Derivative assets	33,291	—	33,291	—
Derivative liabilities	1,140	—	1,140	—
Contingent consideration liabilities	9,814	—	—	9,814

There were no transfers of financial assets or liabilities into or out of Level 3 within the fair value hierarchy during the years ended December 31, 2022 or 2021.

Valuation Techniques

Our financial assets valued based upon Level 1 inputs are comprised of investments in marketable securities held in trust, which are available to satisfy benefit obligations under Company benefit plans and other arrangements. The investment assets of the trust are valued using quoted market prices.

Our financial assets and liabilities valued based upon Level 2 inputs are comprised of foreign currency forward contracts and cross-currency interest rate swap agreements. We use foreign currency forward contracts and cross-currency interest rate swap agreements to manage foreign currency transaction exposure as well as exposure to foreign currency denominated monetary assets and liabilities. We measure the fair value of the foreign currency forward and cross-currency swap agreements by calculating the amount required to enter into offsetting contracts with similar remaining maturities, based on quoted market prices, and taking into account the creditworthiness of the counterparties.

Our financial liabilities valued based upon Level 3 inputs are comprised of contingent consideration arrangements pertaining to our acquisitions.

Contingent consideration

Contingent consideration liabilities, which primarily consist of payment obligations that are contingent upon the achievement of revenue-based goals, but also can be based on other milestones such as regulatory approvals, are remeasured to fair value each reporting period using assumptions including revenue growth rates (based on internal operational budgets and long-range strategic plans), revenue volatility, discount rates, probability of payment and projected payment dates.

We determine the fair value of certain contingent consideration liabilities using a Monte Carlo simulation (which involves a simulation of future revenues during the earn-out period using management's best estimates) or discounted cash flow analysis. Increases in projected revenues, estimated cash flows and probabilities of payment may result in significantly higher fair value measurements; decreases in these items may have the opposite effect. Increases in the discount rates in periods prior to payment may result in significantly lower fair value measurements and decreases in the discount rates may have the opposite effect. As of December 31, 2022, the maximum amount we could be required to pay under the contingent consideration arrangements related to the Standard Bariatrics acquisition was $130.0 million.

The table below provides additional information regarding the valuation technique and inputs used in determining the fair value of our significant contingent consideration liabilities.

Contingent Consideration Liability	Valuation Technique	Unobservable Input	
Revenue-based			
	Monte Carlo simulation	Revenue volatility	31.8 %
		Risk free rate	Cost of debt structure
		Projected year of payment	2024 - 2026

The following table provides information regarding changes in our contingent consideration liabilities for the years ended December 31, 2022 and 2021:

	Contingent consideration	
	2022	2021
Beginning balance – January 1	$ 9,814	$ 36,633
Initial estimate upon acquisition	38,800	—
Payments	(6,975)	(31,678)
Revaluations and other adjustments	2,350	4,895
Translation adjustment	33	(36)
Ending balance – December 31	$ 44,022	$ 9,814

Note 13 — Shareholders' equity

Our authorized capital is comprised of 200 million common shares, $1 par value, and 500,000 preference shares. No preference shares have been outstanding during the last three years.

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed in the same manner except that the weighted average number of shares is increased to include dilutive securities. The following table provides a reconciliation of basic to diluted weighted average shares outstanding:

	2022	2021	2020
Basic	46,898	46,774	46,488
Dilutive effect of share based awards	411	653	799
Diluted	47,309	47,427	47,287

Weighted average shares that were antidilutive and therefore excluded from the calculation of diluted earnings per share were 0.5 million for the year ended December 31, 2022, and 0.1 million for the years ended December 31, 2021 and 2020.

The following tables provides information relating to the changes in accumulated other comprehensive income (loss), net of tax, for each of the years ended December 31, 2022 and 2021:

	Cash Flow Hedges	Pension and Other Postretirement Benefit Plans	Foreign Currency Translation Adjustment	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2020	$ (482)	$ (150,257)	$(146,559)	$ (297,298)
Other comprehensive income (loss) before reclassifications	351	6,192	(63,191)	(56,648)
Amounts reclassified from accumulated other comprehensive income	1,212	5,775	—	6,987
Net current-year other comprehensive income (loss)	1,563	11,967	(63,191)	(49,661)
Balance at December 31, 2021	1,081	(138,290)	(209,750)	(346,959)
Other comprehensive income (loss) before reclassifications	7,179	(2,606)	(62,904)	(58,331)
Amounts reclassified from accumulated other comprehensive income	(3,329)	5,097	—	1,768
Net current-year other comprehensive income (loss)	3,850	2,491	(62,904)	(56,563)
Balance at December 31, 2022	$ 4,931	$ (135,799)	$(272,654)	$ (403,522)

The following table provides information relating to the (gains) losses recognized in the statements of income including the reclassifications of losses (gains) in accumulated other comprehensive (loss) income into expense/(income), net of tax, for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,		
	2022	2021	2020
(Gains) losses on designated foreign exchange forward contracts:			
Cost of goods sold	$ (3,532)	$ 1,150	$ 2,354
Total before tax	(3,532)	1,150	2,354
Taxes expense (benefit)	203	62	(240)
Net of tax	$ (3,329)	$ 1,212	$ 2,114
Amortization of pension and other postretirement benefits items:			
Actuarial losses [1]	$ 7,660	$ 8,543	$ 7,253
Prior-service credits [1]	(1,017)	(1,012)	33
Total before tax	6,643	7,531	7,286
Tax benefit	(1,546)	(1,756)	(1,701)
Net of tax	$ 5,097	$ 5,775	$ 5,585
Impact on income from continuing operations, net of tax	$ 1,768	$ 6,987	$ 7,699

(1) These accumulated other comprehensive (loss) income components are included in the computation of net benefit cost of pension and other postretirement benefit plans (see Note 16 for additional information).

Note 14 — Stock compensation plans

In May 2014, our stockholders approved the Teleflex Incorporated 2014 Stock Incentive Plan (the "Plan"). The Plan provides for several different kinds of awards, including stock options, stock appreciation rights, stock awards and other stock-based awards to directors, officers and key employees. Under the Plan, we are authorized to issue up to 5.3 million shares of common stock, subject to adjustment in accordance with special share counting rules in the Plan. Options granted under the Plan have an exercise price equal to the closing price of the common stock on the date of the grant. In 2022, we granted, under the Plan, non-qualified options to purchase 156,918 shares of common stock and granted restricted stock units relating to 85,780 shares of common stock under the Plan. We also granted performance share units ("PSUs"), as described in the following paragraph.

In 2018, we began granting PSUs to specified senior managers. The PSUs are designed to provide further incentive to our senior management with respect to the achievement of our long term financial objectives. The PSU component of the equity incentive program is designed to provide shares of our common stock to the holder based upon our achievement of certain financial performance criteria during a designated performance period of three years. The number of shares to be awarded under the PSUs granted are subject to modification based upon our total stockholder return relative to a designated group of public companies. Assuming target performance is achieved, a total of 25,131 shares of common stock would be issuable in respect of the PSUs granted and a maximum of 62,927 shares would be issuable in respect of such PSUs upon achievement of maximum performance levels.The following table summarizes the share-based compensation activity:

	2022	2021	2020
Share-based compensation expense	$ 27,224	$ 22,937	$ 20,739
Total income tax benefit recognized for share-based compensation arrangements	6,824	10,912	21,958
Net excess tax benefit	1,292	6,355	17,549

The unrecognized compensation expense for all awards granted in 2022 as of the grant date was $45.0 million, which will be recognized over the vesting period of the awards. As of December 31, 2022, 2,843,121 shares were available for future grants under the Plan.

Option Awards

The fair value of options granted in 2022, 2021 and 2020 was estimated at the date of grant using a Black-Scholes option pricing model. The following weighted-average assumptions were used:

	2022	2021	2020
Risk-free interest rate	1.56 %	0.67 %	1.16 %
Expected life of option	5.03 years	5.01 years	5.00 years
Expected dividend yield	0.41 %	0.34 %	0.39 %
Expected volatility	30.09 %	30.03 %	23.98 %

The following table summarizes the option activity during 2022:

	Shares Subject to Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life In Years	Aggregate Intrinsic Value
Outstanding, beginning of the year	1,107,999	$ 214.13		
Granted	156,918	330.03		
Exercised	(27,518)	95.07		
Forfeited or expired	(8,551)	359.54		
Outstanding, end of the year	1,228,848	230.58	4.77	$ 66,774
Exercisable, end of the year	990,842	$ 201.19	3.84	$ 66,746

The weighted average grant date fair value for options granted during 2022, 2021 and 2020 was $88.92, $103.87 and $74.60, respectively. The total intrinsic value of options exercised during 2022, 2021 and 2020 was $5.0 million, $27.4 million and $77.9 million, respectively.

We recorded $10.3 million of expense related to options during 2022, which is included in cost of goods sold or selling, general and administrative expenses. As of December 31, 2022, the unamortized share-based compensation cost related to non-vested stock options, net of expected forfeitures, was $12.2 million, which is expected to be recognized over a weighted-average period of 1.65 years. Authorized but unissued shares of our common stock are issued upon exercises of options.

Stock Awards

The fair value of PSUs granted were determined using a Monte Carlo simulation valuation model. The grant date fair value for the 2022 awards was $301.00.

The fair value for restricted stock units granted in 2022, 2021 and 2020 was estimated at the date of grant based on the market price for the underlying stock on the grant date discounted for the risk free interest rate and the present value of expected dividends over the vesting period. The following weighted-average assumptions were used:

	2022	2021	2020
Risk-free interest rate	1.57 %	0.28 %	1.07 %
Expected dividend yield	0.42 %	0.34 %	0.38 %

The following table summarizes the non-vested restricted stock unit activity during 2022:

	Number of Non-Vested Shares	Weighted Average Grant-Date Fair Value	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding, beginning of the year	135,378	$ 343.89		
Granted	85,780	323.35		
Vested	(51,831)	290.75		
Forfeited	(21,359)	352.06		
Outstanding, end of the year	147,968	$ 349.42	1.5	$ 36,970

We issued 85,780, 59,210 and 52,464 of non-vested restricted stock units in 2022, 2021 and 2020, respectively, the majority of which provide for vesting as to all underlying shares on the third anniversary of the grant date. The weighted average grant-date fair value for non-vested restricted stock units granted during 2022, 2021 and 2020 was $323.35, $398.59 and $344.70, respectively.

We recorded $15.7 million of expense related to stock awards during 2022, which is included in cost of goods sold or selling, general and administrative expenses. As of December 31, 2022, the unamortized share-based compensation cost related to non-vested restricted stock units, net of estimated forfeitures, was $21.2 million, which is expected to be recognized over a weighted-average period of 1.5 years. We use treasury stock to provide shares of common stock in connection with vesting of the stock awards.

Note 15 — Income taxes

The following table summarizes the components of the provision for income taxes from continuing operations:

	2022	2021	2020
Current:			
Federal	$ 32,798	$ 134,336	$ 11,148
State	8,747	16,970	9,644
Non-U.S.	56,442	35,399	35,042
Deferred:			
Federal	(27,528)	(85,272)	(9,475)
State	10,116	(16,933)	(13,734)
Non-U.S.	2,428	(10,151)	(10,694)
	$ 83,003	$ 74,349	$ 21,931

At December 31, 2022, the cumulative unremitted earnings of subsidiaries outside the U.S. that are considered non-permanently reinvested and for which taxes have been provided approximated $1.1 billion. At December 31, 2022, the cumulative unremitted earnings of subsidiaries outside the U.S. that are considered permanently reinvested approximated $1.2 billion. Earnings considered permanently reinvested are expected to be reinvested indefinitely and, as a result, no additional deferred tax liability has been recognized with regard to these earnings. It is not practical to determine the deferred income tax liability on these earnings if, in the future, they are remitted to the U.S. because the income tax liability to be incurred, if any, is dependent on circumstances existing when remittance occurs.

The following table summarizes the U.S. and non-U.S. components of income from continuing operations before taxes:

	2022	2021	2020
U.S.	$ 164,151	$ 209,231	$ 233,034
Non-U.S.	281,768	350,237	124,698
	$ 445,919	$ 559,468	$ 357,732

Reconciliations between the statutory federal income tax rate and the effective income tax rate are as follows:

	2022	2021	2020
Federal statutory rate	21.0 %	21.0 %	21.0 %
Tax effect of international items	(4.6)	(6.0)	(5.3)
Foreign merger - deferred taxes	—	—	—
Excess tax benefits related to share-based compensation	(0.3)	(1.1)	(4.9)
State taxes, net of federal benefit	3.4	0.1	(0.3)
Uncertain tax contingencies	(0.4)	(0.1)	(0.5)
Contingent consideration	0.1	0.2	(2.2)
Intellectual property impairment charge	—	—	(1.2)
Research and development tax credit	(1.0)	(0.8)	(1.1)
Other, net	0.5	—	0.6
	18.6 %	13.3 %	6.1 %

The effective income tax rate for 2022 was 18.6% compared to 13.3% for 2021. The effective income tax rate for 2022 reflects tax expense resulting from a deferred charge relating to the 2022 Restructuring Plan and from a U.S. law effective in 2022 requiring capitalization of certain research and development expenditures. The effective income tax rate for 2021 reflects tax expense associated with the Respiratory business divestiture. Additionally, the effective tax rates for both 2022 and 2021 reflect a net excess tax benefit related to share-based compensation and a tax benefit from research and development tax credits.

We are routinely subject to examinations by various taxing authorities. In conjunction with these examinations and as a regular practice, we establish and adjust reserves with respect to its uncertain tax positions to address developments related to those positions. We realized a net benefit of $2.0 million, $0.8 million and $1.7 million in 2022, 2021 and 2020 respectively, as a result of reducing our reserves with respect to uncertain tax positions, principally due to the expiration of a number of applicable statutes of limitations.

The following table summarizes significant components of our deferred tax assets and liabilities at December 31, 2022 and 2021:

	2022	2021
Deferred tax assets:		
Tax loss and credit carryforwards	$ 110,857	$ 168,113
Lease Liabilities	32,339	32,127
Pension	1,163	350
Reserves and accruals	64,498	64,421
Other	24,013	4,379
Less: valuation allowances	(91,531)	(143,177)
Total deferred tax assets	141,339	126,213
Deferred tax liabilities:		
Property, plant and equipment	25,427	24,479
Intangibles — stock acquisitions	379,298	352,139
Unremitted non-U.S. earnings	67,833	73,385
Lease Assets	32,339	32,127
Other	18,926	7,387
Total deferred tax liabilities	523,823	489,517
Net deferred tax liability	$ (382,484)	$ (363,304)

Under the tax laws of various jurisdictions in which we operate, deductions or credits that cannot be fully utilized for tax purposes during the current year may be carried forward, subject to statutory limitations, to reduce taxable income or taxes payable in a future tax year. At December 31, 2022, the tax effect of such carryforwards approximated $110.9 million. Of this amount, $16.0 million has no expiration date, $20.1 million expires after 2022 but before the end of 2027 and $74.8 million expires after 2027. A portion of these carryforwards consists of tax losses and credits obtained by us as a result of acquisitions; the utilization of these carryforwards is subject to an annual limitation imposed by Section 382 of the Internal Revenue Code, which limits a company's ability to deduct prior net operating losses following a more than 50 percent change in ownership. It is not expected that the Section 382 limitation will prevent us ultimately from utilizing the applicable loss carryforwards. The determination of state net operating loss carryforwards is dependent upon the U.S. subsidiaries' taxable income or loss, the state's proportion of each subsidiary's taxable net income and the application of state laws, which can change from year to year and impact the amount of such carryforward.

The valuation allowance for deferred tax assets of $91.5 million and $143.2 million at December 31, 2022 and 2021, respectively, relates principally to the uncertainty of our ability to utilize certain deferred tax assets, primarily tax loss and credit carryforwards in various jurisdictions. The valuation allowance was calculated in accordance with applicable accounting standards, which require that a valuation allowance be established and maintained when it is "more likely than not" that all or a portion of deferred tax assets will not be realized.

Uncertain Tax Positions: The following table is a reconciliation of the beginning and ending balances for liabilities associated with unrecognized tax benefits for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
Balance at January 1	$ 6,105	$ 7,230	$ 7,561
Increase in unrecognized tax benefits related to prior years	215	—	1,286
Decrease in unrecognized tax benefits related to prior years	(761)	—	—
Reductions in unrecognized tax benefits due to lapse of applicable statute of limitations	(1,117)	(956)	(1,864)
(Decrease) increase in unrecognized tax benefits due to foreign currency translation	(182)	(169)	247
Balance at December 31	$ 4,260	$ 6,105	$ 7,230

The total liabilities associated with the unrecognized tax benefits that, if recognized, would impact the effective tax rate for continuing operations, were $2.7 million at December 31, 2022.

We accrue interest and penalties associated with unrecognized tax benefits in income tax expense in the consolidated statements of income, and the corresponding liability is included in the consolidated balance sheets. The net interest expense (benefit) and penalties reflected in income from continuing operations for the year ended December 31, 2022 was $0.2 million and $(0.2) million, respectively; for the year ended December 31, 2021 was $0.2 million and $(0.3) million, respectively; and for the year ended December 31, 2020 was $0.2 million and $(0.5) million, respectively. The liabilities in the consolidated balance sheets for interest and penalties at December 31, 2022 were $0.6 million and $1.5 million, respectively, and at December 31, 2021 were $0.8 million and $1.8 million, respectively.

The taxable years for which the applicable statute of limitations remains open by major tax jurisdictions are as follows:

	Beginning	Ending
U.S.	2019	2022
Canada	2018	2022
China	2017	2022
Czech Republic	2019	2022
France	2019	2022
Germany	2011	2022
India	2002	2022
Ireland	2018	2022
Italy	2017	2022
Malaysia	2015	2022
Singapore	2018	2022

We are routinely subject to income tax examinations by various taxing authorities. As of December 31, 2022, the most significant tax examinations in process were in Ireland, Germany and France. The date at which these examinations may be concluded and the ultimate outcome of the examinations are uncertain. As a result of the uncertain outcome of these ongoing examinations, future examinations or the expiration of statutes of limitation, it is reasonably possible that the related unrecognized tax benefits for tax positions taken could materially change from those recorded as liabilities at December 31, 2022. Due to the potential for resolution of certain examinations, and the expiration of various statutes of limitations, it is reasonably possible that our unrecognized tax benefits may change within the next year by a range of zero to $2.0 million.

Supplemental cash flow information

	Year Ended December 31,		
	2022	**2021**	**2020**
Income taxes paid, net of refunds	$ 162,046	$ 108,609	$ 77,163

Note 16 — Pension and other postretirement benefits

We have a number of defined benefit pension and postretirement plans covering eligible U.S. and non-U.S. employees. The defined benefit pension plans are noncontributory. The benefits under these plans are based primarily on years of service and employees' pay near retirement. Our funding policy for U.S. plans is to contribute annually, at a minimum, amounts required by applicable laws and regulations. Obligations under non-U.S. plans are systematically provided for by depositing funds with trustees or by book reserves. As of December 31, 2022, no further benefits are being accrued under the U.S. defined benefit pension plans and the other postretirement benefit plans, other than certain postretirement benefit plans covering employees subject to a collective bargaining agreement.

Teleflex and certain of our subsidiaries provide medical, dental and life insurance benefits to pensioners or their survivors. The associated plans are unfunded and approved claims are paid from our funds.

The following table provides information regarding the components of the net benefit (income) expense of the pension and postretirement benefit plans for the years ended December 31, 2022, 2021 and 2020:

	Pension			Other Benefits		
	2022	2021	2020	2022	2021	2020
Service cost	$ 1,346	$ 1,467	$ 1,416	$ —	$ —	$ —
Interest cost	10,776	9,272	12,827	477	418	902
Expected return on plan assets	(25,776)	(30,726)	(31,650)	—	—	—
Net amortization and deferral	7,900	8,589	7,447	(1,258)	(1,058)	(161)
Net benefit (income) expense	$ (5,754)	$ (11,398)	$ (9,960)	$ (781)	$ (640)	$ 741

Net benefit (income) expense is primarily included in selling, general and administrative expenses within the consolidated statements of income.

The following table provides the weighted average assumptions for U.S. and foreign plans used in determining net benefit cost:

	Pension			Other Benefits		
	2022	2021	2020	2022	2021	2020
Discount rate	2.8 %	2.5 %	3.2 %	2.7 %	2.3 %	3.1 %
Rate of return	5.6 %	6.7 %	7.5 %			
Initial healthcare trend rate				6.4 %	6.8 %	7.0 %
Ultimate healthcare trend rate				4.5 %	4.5 %	5.0 %

The following table provides summarized information with respect to the pension and postretirement benefit plans, measured as of December 31, 2022 and 2021:

	Pension		Other Benefits	
	2022	2021	2022	2021
Benefit obligation, beginning of year	$ 474,674	$ 501,347	$ 26,804	$ 31,921
Service cost	1,346	1,467	—	—
Interest cost	10,776	9,272	477	418
Actuarial (gain) loss	(104,558)	(13,567)	(6,223)	(2,288)
Currency translation	(3,030)	(1,726)	—	—
Benefits paid	(21,472)	(21,138)	(2,491)	(3,303)
Medicare Part D reimbursement	—	—	53	56
Administrative costs	(979)	(981)	—	—
Projected benefit obligation, end of year	356,757	474,674	18,620	26,804
Fair value of plan assets, beginning of year	469,793	457,626		
Actual return on plan assets	(89,506)	22,124		
Contributions	1,464	12,159		
Benefits paid	(21,472)	(21,138)		
Administrative costs	(979)	(981)		
Currency translation	(2,030)	3		
Fair value of plan assets, end of year	357,270	469,793		
Funded status, end of year	$ 513	$ (4,881)	$ (18,620)	$ (26,804)

The actuarial gain for pension for the year ended December 31, 2022 was primarily due to an increase in the discount rate used to measure the obligation. The actuarial gain for pension for the year ended December 31, 2021 was primarily due to an increase in the discount rate used to measure the obligation, partially offset by decreases from changes in census data and mortality assumptions.

The accumulated benefit obligations (ABO) and the projected benefit obligations (PBO) for plans with ABO and PBO in excess of plan assets were $345.5 million and $346.0 million, respectively, at December 31, 2022 and $456.0 million and $456.6 million respectively, at December 31, 2021. The fair value of plan assets for plans with PBO and ABO in excess of plan assets were $345.7 million and $449.8 million, respectively, at December 31, 2022 and December 31, 2021, respectively.

The following table sets forth the amounts recognized in the consolidated balance sheet with respect to the pension and postretirement plans:

	Pension		Other Benefits	
	2022	2021	2022	2021
Other assets	$ 16,870	$ 17,827	$ —	$ —
Payroll and benefit-related liabilities	(1,408)	(1,602)	(2,175)	(2,725)
Pension and postretirement benefit liabilities	(14,949)	(21,106)	(16,445)	(24,079)
Accumulated other comprehensive loss (gain)	219,555	218,139	(7,812)	(2,847)
	$ 220,068	$ 213,258	$ (26,432)	$ (29,651)

The following tables set forth the amounts recognized in accumulated other comprehensive income with respect to the plans:

	Pension			
	Prior Service Cost	Net (Gain) or Loss	Deferred Taxes	Accumulated Other Comprehensive Loss, Net of Tax
Balance at December 31, 2020	$ 205	$ 232,335	$ (80,657)	$ 151,883
Reclassification adjustments related to components of Net Periodic Benefit Cost recognized during the period:				
Net amortization and deferral	(5)	(8,584)	1,999	(6,590)
Amounts arising during the period:				
Actuarial changes in benefit obligation	—	(4,965)	1,148	(3,817)
Impact of currency translation	—	(847)	237	(610)
Balance at December 31, 2021	200	217,939	(77,273)	140,866
Reclassification adjustments related to components of Net Periodic Benefit Cost recognized during the period:				
Net amortization and deferral	—	(7,900)	1,832	(6,068)
Amounts arising during the period:				
Actuarial changes in benefit obligation	—	10,724	(2,271)	8,453
Impact of currency translation	—	(1,408)	365	(1,043)
Balance at December 31, 2022	$ 200	$ 219,355	$ (77,347)	$ 142,208

	Other Benefits			
	Prior Service Cost	Net (Gain) or Loss	Deferred Taxes	Accumulated Other Comprehensive Loss, Net of Tax
Balance at December 31, 2020	$ (4,669)	$ 3,052	$ (9)	$ (1,626)
Reclassification adjustments related to components of Net Periodic Benefit Cost recognized during the period:				
Net amortization and deferral	1,017	41	(243)	815
Amounts arising during the period:				
Actuarial changes in benefit obligation	—	(2,288)	523	(1,765)
Balance at December 31, 2021	(3,652)	805	271	(2,576)
Reclassification adjustments related to components of Net Periodic Benefit Cost recognized during the period:				
Net amortization and deferral	1,017	241	(287)	971
Amounts arising during the period:				
Actuarial changes in benefit obligation	—	(6,223)	1,419	(4,804)
Balance at December 31, 2022	$ (2,635)	$ (5,177)	$ 1,403	$ (6,409)

The following table provides the weighted average assumptions for U.S. and foreign plans used in determining benefit obligations:

	Pension		Other Benefits	
	2022	2021	2022	2021
Discount rate	5.1 %	2.8 %	5.1 %	2.7 %
Rate of compensation increase	3.0 %	2.8 %		
Initial healthcare trend rate			5.9 %	6.0 %
Ultimate healthcare trend rate			4.5 %	4.5 %

The discount rate represents the interest rate used to determine the present value of future cash flows currently expected to be required to settle the pension and other benefit obligations. The weighted average discount rates for U.S. pension plans and other benefit plans of 5.20% and 5.13%, respectively, were established by comparing the projection of expected benefit payments to the AA Above Median yield curve as of December 31, 2022. The expected benefit payments are discounted by each corresponding discount rate on the yield curve. For payments beyond 30 years, we extend the curve assuming that the discount rate derived in year 30 is extended to the end of the plan's payment expectations. Once the present value of the string of benefit payments is established, we determine the single rate on the yield curve that, when applied to all obligations of the plan, will exactly match the previously determined present value.

As part of the evaluation of pension and other postretirement assumptions, we applied assumptions for mortality and healthcare cost trends that incorporate generational white and blue collar mortality trends. In determining its benefit obligations, we used generational tables that take into consideration increases in plan participant longevity.

Our assumption for the expected return on plan assets is primarily based on the determination of an expected return for its current portfolio. This determination is made using assumptions for return and volatility of the portfolio. Asset class assumptions are set using a combination of empirical and forward-looking analysis. To the extent historical results have been affected by unsustainable trends or events, the effects of those trends are quantified and removed. We apply a variety of models for filtering historical data and isolating the fundamental characteristics of asset classes. These models provide empirical return estimates for each asset class, which are then reviewed and combined with a qualitative assessment of long term relationships between asset classes before a return estimate is finalized. The qualitative analysis is intended to provide an additional means for addressing the effect of unrealistic or unsustainable short-term valuations or trends, resulting in return levels and behavior we believe are more likely to prevail over long periods. Effective in 2022, we changed the expected return on plan assets of the U.S. pension plans from 5.80% to 7.40% due to modifications to the investment strategy in order to reflect expected return assumptions based on recent capital market movements.

The accumulated benefit obligation for all U.S. and foreign defined benefit pension plans was $356.3 million and $474.1 million for 2022 and 2021, respectively. All of the pension plans had accumulated benefit obligations in excess of their respective plan assets as of December 31, 2022 and 2021, with the exception of one foreign plan that had plan assets of $0.8 million and $2.0 million in excess of the accumulated benefit obligation as of December 31, 2022 and 2021, respectively.

Our investment objective is to achieve an enhanced long-term rate of return on plan assets, subject to a prudent level of portfolio risk, for the purpose of enhancing the availability of benefits for participants. These investments are primarily comprised of equity and fixed income mutual funds. Our other investments are largely comprised of a hedge fund of funds and a structured credit fund. The equity funds are diversified in terms of domestic and international equity securities, as well as small, middle and large capitalization stocks. Our target allocation percentage is as follows: equity securities (26%) and fixed-income securities (74%). Equity funds are held for their expected return over inflation. Fixed-income funds are held for diversification relative to equities and as a partial hedge of interest rate risk with respect to plan liabilities. The other investments are held to further diversify assets within the plans and are designed to provide a mix of equity and bond like return with a bond like risk profile. The plans may also hold cash to meet liquidity requirements. Actual performance may not be consistent with the respective investment strategies. Investment risks and returns are measured and monitored on an ongoing basis through annual liability measurements and investment portfolio reviews to determine whether the asset allocation targets continue to represent an appropriate balance of expected risk and reward.

The following table provides the fair values of the pension plan assets at December 31, 2022 by asset category:

| | | Fair Value Measurements | | |
Asset Category (a)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash	$ 769	$ 769	—	—
Money market funds	13	13	—	—
Equity securities:				
Managed volatility (b)	46,721	46,721	—	—
U.S. small/mid-cap equity (c)	6,054	6,054	—	—
World equity (excluding U.S.) (d)	28,159	28,159	—	—
Fixed income securities:				
Intermediate duration fund (e)	105,865	105,865	—	—
Long duration bond fund (f)	87,018	87,018	—	—
Corporate bond fund (g)	6,092	6,092	—	—
Emerging markets debt fund (h)	6,284	6,284	—	—
Corporate, government and foreign bonds	58,572	—	$ 58,572	—
Absolute return credit fund (i)	427	—	427	—
Asset backed – home loans	153	—	153	—
Other types of investments:				
Structured credit (j)	29	29		—
Contract with insurance company (k)	11,114	—	—	$ 11,114
Total investments at fair value	$ 357,270	$ 287,004	$ 59,152	$ 11,114
Total	$ 357,270			

The following table provides the fair values of the pension plan assets at December 31, 2021 by asset category:

Asset Category (a)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		Fair Value Measurements		
Cash	$ 923	$ 923	—	—
Money market funds	6	6	—	—
Equity securities:				
Managed volatility (b)	57,252	57,252	—	—
U.S. small/mid-cap equity (c)	7,532	7,532	—	—
World equity (excluding U.S.) (d)	34,287	34,287	—	—
Fixed income securities:				
Intermediate duration fund (e)	101,363	101,363	—	—
Long duration bond fund (f)	171,919	171,919	—	—
Corporate bond fund (g)	7,607	7,607	—	—
Emerging markets debt fund (h)	7,605	7,605	—	—
Corporate, government and foreign bonds	50,599	50,599	—	—
Absolute return credit fund (i)	671	—	$ 671	—
Asset backed – home loans	208	—	208	—
Other types of investments:				
Contract with insurance company (k)	19,130	—	—	$ 19,130
Other	3	—	—	3
Total investments at fair value	$ 459,105	$ 439,093	$ 879	$ 19,133
Investments measured at Net asset value (l)	10,688			
Total	$ 469,793			

(a) Information on asset categories described in notes (b)-(l) is derived from prospectuses and other material provided by the respective funds comprising the respective asset categories.

(b) This category comprises mutual funds that invest in securities of U.S. and non-U.S. companies of all capitalization ranges that exhibit relatively low volatility.

(c) This category comprises a mutual fund that invests at least 80% of its net assets in equity securities of small and mid-sized companies. The fund invests in common stocks or exchange traded funds holding common stock of U.S. companies with market capitalizations in the range of companies in the Russell 2500 Index.

(d) This category comprises a mutual fund that invests at least 80% of its net assets in equity securities of foreign companies. These securities may include common stocks, preferred stocks, warrants, exchange traded funds based on an international equity index, derivative instruments whose value is based on an international equity index and derivative instruments whose value is based on an underlying equity security or a basket of equity securities. The fund invests in securities of foreign issuers located in developed and emerging market countries. However, the fund will not invest more than 35% of its assets in the common stocks or other equity securities of issuers located in emerging market countries.

(e) This category comprises a mutual fund that invests in instruments or derivatives having economic characteristics similar to fixed income securities. The fund invests in investment grade fixed income instruments, including U.S. and foreign corporate obligations, fixed income securities issued by sovereigns or agencies in both developed and emerging foreign markets, debt obligations issued by governments or other municipalities, and securities issued or guaranteed by the U.S. Government and its agencies. The fund will seek to maintain an effective average duration between three and ten years, and uses derivative instruments, including interest rate swap agreements and credit default swaps, for the purpose of managing the overall duration and yield curve exposure of the Fund's portfolio of fixed income securities.

(f) This category comprises a mutual fund that invests in instruments or derivatives having economic characteristics similar to fixed income securities. The fund invests in investment grade fixed income instruments, including securities issued or guaranteed by the U.S. Government and its agencies and instrumentalities, corporate bonds, asset-backed securities, exchange traded funds, mortgage-backed securities and collateralized mortgage-backed securities. The fund invests primarily in long duration government and corporate fixed income securities, and uses derivative instruments, including interest rate swap agreements and Treasury futures contracts, for the purpose of managing the overall duration and yield curve exposure of the Fund's portfolio of fixed income securities.

(g) This category comprises funds that invest primarily in higher-yielding fixed income securities, including corporate bonds and debentures, convertible and preferred securities and zero coupon obligations.

(h) This category comprises a mutual fund that invests at least 80% of its net assets in fixed income securities of emerging market issuers, primarily in U.S. dollar-denominated debt of foreign governments, government-related and corporate issuers in emerging market countries and entities organized to restructure the debt of those issuers.

(i) This category comprises a mutual fund that invests primarily in investment grade bonds and similar fixed income and floating rate securities.

(j) This category comprises a fund that invests primarily in collateralized debt obligations and other structured credit vehicles and may include fixed income securities, loan participations, credit-linked notes, medium-term notes, pooled investment vehicles and derivative instruments.

(k) This category comprises the asset established out of an agreement to purchase a bulk-annuity policy from an insurer to fully cover the liabilities for members of the pension plan. The asset value is based on the fair value of the contract as determined by the insurance company using inputs that are not observable.

(l) This category comprises pooled institutional investments, primarily collective investment trusts. These funds are not listed on an exchange or traded in an active market and these investments are valued using their net asset value, which is generally based on the underlying asset values of the pooled investments held in the trusts. This category comprises the following funds:
- a fund that invests primarily in collateralized debt obligations and other structured credit vehicles and may include fixed income securities, loan participations, credit-linked notes, medium-term notes, pooled investment vehicles and derivative instruments.
- a hedge fund that invests in various other hedge funds.
- funds that invest in underlying funds that acquire, manage, and dispose of real estate properties, with a focus on properties in the U.S. and the UK markets.

Our contributions to U.S. and foreign pension plans during 2023 are expected to be approximately $1.4 million. Contributions to postretirement healthcare plans during 2023 are expected to be approximately $2.2 million.

The following table provides information about the expected benefit payments under its U.S. and foreign plans for each of the five succeeding years and the aggregate of the five years thereafter, net of the annual average Medicare Part D subsidy of approximately $0.1 million:

	Pension		Other Benefits	
2023	$	23,081	$	2,174
2024		23,445		2,014
2025		23,934		1,986
2026		24,564		1,783
2027		24,940		1,576
Years 2028 — 2032		127,978		6,509

We maintain a number of defined contribution savings plans covering eligible U.S. and non-U.S. employees. We partially match employee contributions. Costs related to these plans were $24.3 million, $23.2 million and $21.7 million for 2022, 2021 and 2020, respectively.

Note 17 — Commitments and contingent liabilities

Environmental: We are subject to contingencies as a result of environmental laws and regulations that in the future may require us to take further action to correct the effects on the environment of prior disposal practices or releases of chemical or petroleum substances by us or other parties. Much of this liability results from the U.S. Comprehensive Environmental Response, Compensation and Liability Act, often referred to as Superfund, the U.S. Resource Conservation and Recovery Act and similar state laws. These laws require us to undertake certain investigative and remedial activities at sites where we conduct or once conducted operations or at sites where Company-generated waste was disposed.

Remediation activities vary substantially in duration and cost from site to site. The nature of these activities, and their associated costs, depend on the mix of unique site characteristics, evolving remediation technologies, the regulatory agencies involved and their enforcement policies, as well as the presence or absence of other potentially responsible parties. At December 31, 2022 and 2021, we have recorded $2.5 million and $2.0 million, respectively, in accrued liabilities and $3.2 million and $4.1 million, respectively in other liabilities relating to these matters. Considerable uncertainty exists with respect to these liabilities, and if adverse changes in circumstances occur, potential liability may exceed the amount accrued as of December 31, 2022. The time frame over which the accrued amounts may be paid out, based on past history, is estimated to be 10-15 years.

Legal matters: We are a party to various lawsuits and claims arising in the normal course of business. These lawsuits and claims include actions involving product liability, intellectual property, employment, environmental and other matters. As of December 31, 2022 and 2021, we have recorded accrued liabilities of $0.5 million and $0.2 million, respectively, in connection with such contingencies, representing our best estimate of the cost within the range of estimated possible losses that will be incurred to resolve these matters.

In August 2022, the U.S. Department of Justice through the United States Attorney's Office for the Northern District of Georgia (collectively, the "DOJ") closed the Civil Investigative Demand (a "CID") of one of our subsidiaries, NeoTract, Inc., under the civil False Claims Act, 31 U.S.C. §3729. The CID, which began in 2020, related to the DOJ's investigation of a single NeoTract customer and certain rebate programs offered to that customer in addition to communications and activities occurring both prior to our acquisition of NeoTract in October 2017 and thereafter. As part of the investigation the DOJ also opened an investigation into NeoTract's operations broadly.

Based on information currently available, advice of counsel, established reserves and other resources, we do not believe that the outcome of any outstanding litigation and claims is likely to be, individually or in the aggregate, material to our business, financial condition, results of operations or liquidity. However, in the event of unexpected further developments, it is possible that the ultimate resolution of these matters, or other similar matters, if unfavorable, may be materially adverse to our business, financial condition, results of operations or liquidity. Legal costs such as outside counsel fees and expenses are charged to selling, general and administrative expenses in the period incurred.

Other: We have been subject to an investigation by Chinese authorities related to a technical error regarding our country of origin designation for certain products we imported into China. Had the error not been made, we would have been obligated to make increased tariff payments in late 2018 through the first quarter of 2021. In addition to the tariffs and related interest, the Chinese authorities may impose a penalty for the unpaid tariffs.

To date, we have remitted payment for the requested amounts of the increased tariffs, and we believe this to be the final action required to close the case. However, we have not received confirmation from the Chinese authorities that the case is closed and as a result, it remains possible that they may request payment for penalties and interest in the future. We believe the range of penalties could be between 30% and 200% of the increased tariff amount or between $3 million and $20 million.

In 2015, the Italian parliament enacted legislation that, among other things, imposed a "payback" measure on medical device companies that supply goods and services to the Italian National Healthcare System. Under the measure, companies are required to make payments to the Italian government if medical device expenditures in a given year exceed regional expenditure ceilings established for that year. The payment amounts are calculated based on the amount by which the regional ceilings for the given year were exceeded. Considerable uncertainty exists related to the enforceability of and implementation process for the payback law. In response to decrees issued by the Italian Ministry of Health, the various Italian regions issued invoices to medical device companies, including Teleflex, under the payback measure in the fourth quarter of 2022 seeking payment with respect to excess expenditures for the years 2015 through 2018. Following the issuance of the invoices, we and numerous other medical device companies filed appeals with the Italian administrative courts challenging the enforceability of the payback measure, which appeals remain pending. As of December 31, 2022, our reserve for this matter is $10.9 million, $2.6 million of which was recorded as a reduction of revenue for 2022. If the payback was to ultimately be enforced in its existing form, we estimate that we would be required to remit payments in excess of our current reserve of up to $23.0 million.

Note 18 — Business segments and other information

An operating segment is a component (a) that engages in business activities from which it may earn revenues and incur expenses, (b) whose operating results are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance, and (c) for which discrete financial information is available. We do not evaluate our operating segments using discrete asset information.

We have four reportable segments: Americas, EMEA (Europe, the Middle East and Africa), Asia (Asia Pacific) and OEM (Original Equipment Manufacturer and Development Services).

Our reportable segments, other than the OEM segment, design, manufacture and distribute medical devices primarily used in critical care and surgical applications and generally serve two end-markets: hospitals and healthcare providers, and home health. The products of these segments are most widely used in the acute care setting for a range of diagnostic and therapeutic procedures and in general and specialty surgical applications. The OEM segment designs, manufactures and supplies devices and instruments for other medical device manufacturers.

The following tables present our segment results for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,		
	2022	**2021**	**2020**
Americas	$ 1,653,724	$ 1,659,309	$ 1,465,035
EMEA	558,373	606,807	584,859
Asia	306,320	297,766	267,016
OEM	272,624	245,681	220,246
Net revenues	$ 2,791,041	$ 2,809,563	$ 2,537,156

	Year Ended December 31,		
	2022	**2021**	**2020**
Americas	$ 452,030	$ 424,225	$ 401,391
EMEA	42,465	94,865	81,348
Asia	82,786	84,648	51,238
OEM	65,379	56,210	44,852
Total segment operating profit (1)	642,660	659,948	578,829
Unallocated expenses (2)	(142,935)	(31,853)	(155,761)
Income from continuing operations before interest, loss on extinguishment of debt and taxes	$ 499,725	$ 628,095	$ 423,068

(1) Segment operating profit includes segment net revenues from external customers reduced by its standard cost of goods sold, adjusted for fixed manufacturing cost absorption variances, selling, general and administrative expenses, research and development expenses and an allocation of corporate expenses. Commencing on January 1, 2022, all corporate expenses are allocated amongst the segments in proportion to the respective amounts of net revenues. The change in the measure of segment operating profit does not impact period over period comparability because the change was immaterial. For the year ended December 31, 2021, corporate expenses were allocated among the segments in proportion to the respective amounts of one of several items (such as sales, numbers of employees, and amount of time spent), depending on the category of expense involved.
(2) Unallocated expenses primarily include manufacturing variances other than fixed manufacturing cost absorption variances, restructuring and impairment charges and gain on sale of business.

	Year Ended December 31,		
	2022	**2021**	**2020**
Americas	$ 162,898	$ 164,102	$ 151,111
EMEA	39,957	45,022	47,012
Asia	10,107	11,140	13,594
OEM	17,628	17,098	15,535
Consolidated depreciation and amortization	$ 230,590	$ 237,362	$ 227,252

Geographic data

The following tables provide total net revenues and total net property, plant and equipment by geographic region for the years ended December 31, 2022, 2021 and 2020 and as of December 31, 2022 and 2021, respectively.

	Year Ended December 31,		
	2022	2021	2020
Net revenues (based on selling location):			
U.S.	$ 1,786,467	$ 1,769,488	$ 1,567,144
Europe	622,343	665,000	646,577
Asia Pacific	270,749	263,022	230,267
All other	111,482	112,053	93,168
	$ 2,791,041	$ 2,809,563	$ 2,537,156

	As of December 31,	
Net property, plant and equipment:	2022	2021
U.S.	$ 193,618	$ 206,876
Malaysia	73,441	72,541
Mexico	82,334	69,471
All other	97,812	94,870
	$ 447,205	$ 443,758

TELEFLEX INCORPORATED
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(Dollars in thousands)
ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Balance at Beginning of Year	(Reversals) additions Charged to Income	Accounts Receivable Write-offs	Translation and Other	Balance at End of Year
December 31, 2022	$ 10,799	$ (786)	$ (1,750)	$ 299	$ 8,562
December 31, 2021	$ 12,875	$ 1,542	$ (3,001)	$ (617)	$ 10,799
December 31, 2020	$ 9,055	$ 3,798	$ (1,336)	$ 1,358	$ 12,875

DEFERRED TAX ASSET VALUATION ALLOWANCE

	Balance at Beginning of Year	Additions Charged to Expense	Reductions Credited to Expense	Translation and Other	Balance at End of Year
December 31, 2022	$ 143,177	$ 8,489	$ (59,520)	$ (615)	$ 91,531
December 31, 2021	$ 155,008	$ 7,770	$ (15,384)	$ (4,217)	$ 143,177
December 31, 2020	$ 119,233	$ 30,640	$ (59)	$ 5,194	$ 155,008

TELEFLEX INCORPORATED
NON-GAAP RECONCILIATIONS

Adjusted Earnings Per Share Reconciliation
(dollars in millions, except per share)

ADJUSTED INCOME RECONCILIATION	2019	2020	2021	2022
Amounts attributable to common shareholders:	**$ 462.0**	**$ 335.8**	**$ 485.1**	**$ 362.9**
income (loss) from continuing operations, net of tax	**$ 9.81**	**$ 7.10**	**$ 10.23**	**$ 7.67**
Restructuring, restructuring related and impairment items	$ 33.4	$ 62.3	$ 48.7	$ 56.2
	$ 0.71	$ 1.32	$ 1.03	$ 1.19
Acquisition, integration and divestiture related items	$ 52.1	$ (28.0)	$ (61.1)	$ (0.5)
	$ 1.11	$ (0.59)	$ (1.29)	$ (0.01)
Other items	$ 8.2	$ 0.8	$ 2.3	$ 0.8
	$ 0.17	$ 0.02	$ 0.04	$ 0.02
MDR	$ 3.2	$ 11.3	$ 22.9	$ 39.8
	$ 0.07	$ 0.24	$ 0.48	$ 0.84
Intangible amortization expense, net of tax	$ 121.9	$ 134.3	$ 140.2	$ 157.2
	$ 2.59	$ 2.84	$ 2.96	$ 3.32
Tax Adjustment, net of tax	$ (155.8)	$ (12.0)	$ (5.9)	$ 1.4
	$ (3.31)	$ (0.25)	$ (0.12)	$ 0.03
Adjusted income from continuing operations, net of tax	**$ 525.0**	**$ 504.5**	**$ 632.2**	**$ 617.8**
Adjusted earnings per share from continuing operations	**$ 11.15**	**$ 10.67**	**$ 13.33**	**$ 13.06**

Note: GAAP results represent amounts per Form 10K for the year referenced.

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Board of Directors
Listed in Order of Tenure

George Babich, Jr.[1]
Retired President and
Chief Executive Officer
Checkpoint Systems, Inc.
Lead Director
Compensation Committee Chair

Stephen K. Klasko, M.D.[2]
Retired President and Chief
Executive Officer
Thomas Jefferson University
and Jefferson Health

Stuart A. Randle[1, 2]
Retired Chief Executive Officer
Ivenix, Inc.
Nominating and Governance
Commitee Chair

Candace H. Duncan[3]
Retired Managing Partner
KPMG LLP
Audit Committee Chair

Gretchen R. Haggerty[3]
Retired Executive Vice President
and Chief Financial Officer
United States Steel Corp.

Andrew A. Krakauer[1]
Retired Chief Executive Officer
Cantel Medical Corp.

Liam Kelly
Chairman, President and
Chief Executive Officer
Teleflex Incorporated

John C. Heinmiller[3]
Retired Executive Vice President
and Chief Financial Officer
St. Jude Medical

Neena M. Patil[2]
Chief Legal Officer and
Executive Vice President
Legal and Corporate Affairs
Jazz Pharmaceuticals plc

Board Committees
1 Compensation
2 Nominating and Governance
3 Audit

Senior Leadership

Liam Kelly
Chairman, President and
Chief Executive Officer

Thomas E. Powell
Executive Vice President and
Chief Financial Officer

Petro Barchuk
Vice President,
Financial Planning and Analysis

Karen Boylan
Corporate Vice President,
Global Strategic Projects

Howard Cyr
Corporate Vice President and
Chief Compliance Officer

John Deren
Corporate Vice President and
Chief Accounting Officer

Michael DiGiuseppe
President, Latin America
and Americas Commercial
Operations Group

Timothy Duffy
Vice President and
Chief Information Officer

James Ferguson
President and General
Manager, Surgical

Michelle Fox
Corporate Vice President and
Chief Medical Officer

Kevin Hardage
President and General Manager,
Interventional Urology

Marie Hendrixson
Vice President, Internal Audit

Cameron Hicks
Corporate Vice President
and Chief Human
Resources Officer

Scott Holstine
President and General Manager,
Interventional

Matthew Howald
Vice President, Treasurer

Matthew James
President, EMEA
and Global Urology

Lawrence Keusch
Vice President of Investor
Relations and Strategy
Development

Michael Kryukov
Vice President, Global Tax

Lisa Kudlacz
President and General
Manager, Vascular

Bert Lane
Vice President,
Global Logistics and Distribution

Daniel V. Logue
Corporate Vice President,
General Counsel and Secretary

Praneet Mehrotra
President, APAC

Jake Newman
President, The Americas

Daniel Price
Corporate Vice President,
Commercial Finance

Dominik Reterski
Corporate Vice President, Quality
Assurance/Regulatory Affairs

Kevin Robinson
President and General
Manager, Anesthesia and
Emergency Medicine

Greg Stotts
President and
General Manager, OEM

Matt Tomkin
Corporate Vice President,
Corporate Development

Jay White
Corporate Vice President and
President, Global Commercial

James Winters
Corporate Vice President,
Manufacturing and Supply Chain

Investor Information

Teleflex Incorporated
550 East Swedesford Road
Wayne, Pennsylvania 19087

Investor Information
Market and ownership
of common stock:
New York Stock Exchange
Trading symbol: TFX

Investor Relations
Investors, analysts, and others
seeking information about the
company should contact:

Lawrence Keusch
Teleflex Incorporated
lawrence.keusch@teleflex.com
www.teleflex.com

A copy of the Annual Report as filed
with the Securities and Exchange
Commission on Form 10-K, interim
reports on Form 10-Q, and current
reports on Form 8-K can be
accessed on the Investor page
of the company's website or can
be mailed upon request.

Transfer Agent and Registrar
Questions concerning transfer
requirements, lost certificates,
dividends, duplicate mailings,
change of address, or other
stockholder matters should be
addressed to:

American Stock Transfer
& Trust Company
6201 15th Ave
Brooklyn, New York 11219
(800) 937-5449 (toll free)

Dividend Reinvestment
Teleflex Incorporated offers a
dividend reinvestment and direct
stock purchase and sale plan.
For enrollment information,
please contact American Stock
Transfer & Trust Company,
Dividend Reinvestment Department,
1-877-842-1572 (toll free).

**Code of Ethics and
Business Guidelines**
All Teleflex businesses around
the world share a common Code
of Ethics, which guides the way
we conduct business. The Code is
available on the Teleflex website
at www.teleflex.com.

Certifications
The certifications by the Chief
Executive Officer and the Chief
Financial Officer of Teleflex
Incorporated required under Section
302 of the Sarbanes-Oxley Act of
2002 have been filed as exhibits to
Teleflex Incorporated's 2022 Annual
Report on Form 10-K. In addition, in
May 2022, the Chief Executive Officer
of Teleflex Incorporated certified to
the New York Stock Exchange
("NYSE") that he is not aware of any
violation by the Company of NYSE
corporate governance listing
standards, as required by Section
303A.12(a) of the NYSE Corporate
Governance Rules.

**Independent Registered
Public Accounting Firm**
PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania

**Forward-Looking
Statements**
In accordance with the safe
harbor provisions of the Private
Securities Litigation Reform Act of
1995, the company notes that certain
statements contained in this report
are forward-looking in nature. These
forward-looking statements include
matters such as business strategies,
market potential, product
deployment, future financial
performance, and other future-
oriented matters. Such matters
inherently involve many risks and
uncertainties. For additional
information, please refer to the
company's Securities and Exchange
Commission filings and the Form
10-K included in the Annual Report.



Teleflex ®

CORPORATE HEADQUARTERS

550 E. Swedesford Road, Suite 400, Wayne, PA 19087

610.225.6800 | www.teleflex.com